As filed with the Securities and Exchange Commission on October 22, 2007
Registration No. 333-141558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
Post-Effective Amendment No. 1
to
Form SB-2/A
REGISTRATION STATEMENT

Under
THE SECURITIES ACT OF 1933
______________________________

SANTA FE GOLD CORPORATION
(FORMERLY AZCO MINING INC.)
(Name of small business issuer in its charter)

Delaware	1041	84-1094315
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1128 Pennsylvania NE, Suite 200, Albuquerque, NM 87110 (505) 255-4852
(Address and telephone number of principal executive offices)

1128 Pennsylvania NE, Suite 200, Albuquerque, NM 87110
(Address of principal place of business or intended place of business)

W. Pierce Carson, President
Santa Fe Gold Corporation

1128 Pennsylvania NE, Suite 200, Albuquerque, NM 87110 (505) 255-4852
(Name, address and telephone number of agent for service)

With copies to:

Jakes Jordaan, Esq.
The Jordaan Law Firm, PLLC
2911 Turtle Creek, Suite 300
Dallas, Texas 75219
(214) 202-7449

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement, as shall be determined by the selling stockholders identified herein.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities At registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each		Proposed	Proposed
class of	Amount	maximum	maximum	Amount of
securities to	to be	offering price	aggregate	registration
be registered	registered(1)(2)	per unit	offering price	fee

Common stock, $.002 par value, issuable upon conversion or exercise of convertible notes	8,117,183 (3)	$1.00 (4)	$ 8,117,183	$ 249.20

Common stock, $.002 par value, issuable upon exercise of warrants	3,970,746	$1.00 (5)	$ 3,970,746	$ 121.90

Common stock, $.002 par value, issuable upon exercise of warrants	2,450,000	$1.25 (5)	$ 3,062,500	$ 94.02

Common stock, $.002 par value, issuable upon exercise of warrants	105,001	$1,58 (5)	$ 165,902	$ 5.09

Totals	14,642,930		$15,316,331	$470.21(6)

(1)

These shares include shares of our common stock issuable upon the payment, conversion or exercise of outstanding senior secured convertible notes and warrants as well as shares of common stock issuable upon the payment, conversion or exercise of convertible notes and warrants that may be issued pursuant to additional investment rights to purchase convertible notes and warrants and are registered for resale (the “Underlying Shares”). Includes an additional amount of shares of common stock equal to 40% of the number of the Underlying Shares, which shares we agreed to register in connection with private placements completed on March 21, 2006, and September 6, 2006.

(2)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, includes an indeterminate number of additional shares to prevent dilution in the event of stock splits, stock dividends or similar events.

2

(3)

Includes shares issuable upon the payment or conversion of outstanding senior secured convertible notes (including interest payable) as well as convertible notes that may be issued pursuant to additional investment rights.

(4)	Pursuant to Rule 457(d), calculated based on the conversion price of the convertible notes.
(5)	Pursuant to Rule 457(d), calculated based on the exercise price of the warrants.
(6)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

3

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER __, 2007

PROSPECTUS

SANTA FE GOLD CORPORATION
(Formerly AZCO MINING, INC.)
14,642,930 Shares of
Common Stock

This prospectus relates to the resale of up to 14,642,930 shares of our common stock issuable upon payment, conversion or exercise, as applicable, of outstanding convertible notes and warrants, and in connection with additional investment rights issued in private placements completed on March 21, 2006, and September 6, 2006, respectively.

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders other than payment of the exercise price of the warrants and exercise of the additional investment rights.

All of these shares of common stock are being offered by the selling shareholders named in this prospectus, or their transferees, pledgees, donees or successors in interest. The selling shareholders may sell the shares of common stock being offered by them from time to time in the over the counter market, on one or more stock exchanges, in market transactions, in negotiated transactions or otherwise, and at prices and at terms that will be determined by the then-prevailing market price for the shares of our common stock or at negotiated prices directly or through broker-dealers, who may act as agent or as principal, or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 61.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "SFEG.OB." On October 19, 2007, the closing price of our common stock was $0.49 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7 to read about the factors you should consider before investing.

______________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October ___, 2007

Additional Information

This prospectus contains descriptions of certain contracts, agreements or other documents affecting our business. These descriptions are not necessarily complete. For the complete text of these documents, you can refer to the exhibits filed with the registration statement of which this prospectus is a part, or incorporated into the registration statement. See, "WHERE YOU CAN FIND MORE INFORMATION."

You should rely only on the information contained in this prospectus, or to which we have referred you. We have not authorized anyone to provide you with information other than as contained or referred to in this prospectus. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Special Note Regarding Forward-Looking Statements

Please see the note under "RISK FACTORS" for a description of special factors potentially affecting forward-looking statements included in this prospectus.

PROSPECTUS SUMMARY

ii

The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the RISK FACTORS and FINANCIAL STATEMENTS.

As used in this prospectus, unless the context requires otherwise, the terms "Santa Fe Gold,", “the Company”, "we," "our" and "us" refer to Santa Fe Gold Corporation (previously known as “Azco Mining Inc.”) and, where the context requires, our consolidated subsidiaries.

Our Company

Santa Fe Gold is a mining company engaged in the exploration for gold and other precious metals. Our business strategy is to acquire and develop mining properties amenable to low cost production. Presently, we have four projects: Our SUMMIT silver-gold project, our ORTIZ gold project, our BLACK CANYON mica project, and our PLANET micaceous iron oxide project.

In May 2006, we acquired all of the outstanding shares of The Lordsburg Mining Company (“LMC”), which owns the Summit silver-gold project. The Summit project consists of the Summit mining claims in southwestern New Mexico; the Lordsburg mill site property, located approximately 55 miles south of the Summit mining claims near Lordsburg, New Mexico; mining and operating permits related to the Summit mining claims and the Lordsburg mill site property; and mineral processing equipment consisting of a ball mill and flotation plant. Our strategic objective is to develop the Summit project. As presently conceived, the Summit mining and processing operation would involve underground mining of mineralized material from the Summit mining claims at a rate of about 400 tons per day and trucking of the mined material 57 miles to the Lordsburg mill site where metallurgical processing would take place. At the Lordsburg plant site, processing would be accomplished through conventional crushing, grinding and selective flotation to yield a bulk sulfide concentrate containing the recoverable precious metals. This concentrate would be marketed to a smelter or to an existing precious metals processing plant. In April 2007, we received results of a preliminary feasibility study carried out by an independent geological engineering firm that concludes that at recent silver and gold prices, development of the Summit deposit would be economically viable and that a commitment to production would entail minimal project risk. Capital cost is estimated as $13.4 million and the development schedule is estimated as 12 months. On the basis of the results of the study, we intend to proceed to secure the capital necessary for development. However, there can be no assurance we will be successful in raising the necessary capital on acceptable terms, if at all. We currently have not established proven or probable reserves on the Summit silver-gold deposit.

In August 2004, we acquired exclusive rights for exploration, development and mining of gold and other minerals on 57,267 acres (approximately 90 square miles) of the Ortiz Mine Grant in Santa Fe County, New Mexico. In December 2005, we received the results of an independent scoping study of the Carache and Lucas gold deposits. The study assessed various processing options for development and provided estimations of capital and operating costs for each option. It also included an economic analysis complete with sensitivities on gold price, capital and operating costs. The report concluded that the financial results indicate a favorable gold project employing high pressure grinding rolls with gravity recovery and contract mining. The financial model estimated that production could total 925,036 ounces of gold over 10 years at an average estimated operating cost of $230 per ounce of gold recovered. The capital cost, assuming contract mining, was estimated as $38.2 million. The report also stated that upside exists in estimations of mineralized material in both contained ounces and grade. Based on these results, we have proceeded to examine additional mining and processing options in an attempt to further improve the project’s economics. Over the next 12 months we intend to further explore and evaluate mining and processing alternatives. Also, we intend, in conjunction with this work, to conduct an assessment of permitting and environmental issues. We have budgeted $500,000 for the planned work. Although a preliminary scoping study carried out on the Ortiz gold property has yielded encouraging results with respect to potential economic viability, substantial additional feasibility work and expenditures are required to demonstrate economic viability. We currently have not established proven or probable reserves on the Ortiz gold property.

In 1999, we acquired the Black Canyon mica project from Arizona Mica Properties, Inc., a private Arizona corporation. The project includes a crushing and concentrating plant and 76 unpatented mining claims at Black Canyon, 30 miles north of Phoenix, Arizona. Until November 2006, the project also included a mica processing plant situated in Glendale, Arizona. In November 2002, due to economic constraints, we suspended crushing and concentrating activities at our Black Canyon mica mine. After the suspension of operations, limited production, marketing and sales continued through 2005 at our Glendale mica processing facility using inventoried mica. In January 2007, we removed the mica processing equipment from the Glendale plant and placed it into storage. We intend to seek a joint venture partner to contribute approximately $6.0 million required to relocate the mica processing equipment and to fund the re-opening and enhancement of our Black Canyon mica project, or alternatively, we intend to divest of the project.

The Planet property consists of thirty-one patented mining claims totaling 523 acres located in western Arizona. In September 2002, we leased the Planet property from New Planet Copper Mining Company for its potential to produce micaceous iron oxide (“MIO”). MIO is an uncommon flake-like form of crystalline hematite (Fe2O3) valued for the anti-corrosive properties it contributes to coatings formulated to protect structural steelwork. The lease gives us the exclusive rights for a period of 20 years to explore and develop minerals on the property. Terms of the lease include monthly payments of $1,500; an option to purchase the property for $250,000; and a production royalty of 5%.

Recent Financing

On March 20, 2006, we completed a private placement of senior secured convertible notes, additional investment rights and warrants to five institutional investors for an aggregate purchase price of $2,500,000. We received net proceeds of approximately $2,267,500 after deducting fees and expenses. The convertible notes had a term of 17 months and were to amortize over 12 months beginning on September 1, 2006. Interest on the principal amount outstanding was to accrue at a rate of 7% per annum. The Company may pay principal and accrued interest in cash or, at the Company’s option, in shares of its common stock. If we elect to pay principal and interest in shares of our common stock, the value of each share of common stock will be equal to ninety percent (90%) of the average of the ten (10) lowest daily volume weighted average prices of our common stock during the twenty (20) trading days immediately preceding the date of payment. The holder of each convertible note, at the holder’s option, could convert the note into our common stock at a conversion price of $1.58 per share. We also granted additional investment rights to the investors, giving each the right for 12 months to purchase, under the same terms, an additional convertible note for 50% of the amount initially purchased. We also issued warrants to the note holders, giving the right for a period of 5 years to purchase in the aggregate 791,141 shares of our common stock at a price of $1.58 per share. In connection with the transaction, we were required within 60 days of the closing to file a registration statement with the Securities and Exchange Commission and within 150 days to cause the registration statement to be declared effective.

On September 6, 2006, we amended the terms of the private placement of the senior secured convertible notes that were issued on March 21, 2006. The common stock warrants and Additional Investment Rights held by the investors were also amended. Under the terms of the amendment, the maturity of the convertible notes was deferred from August 31, 2007, to January 1, 2008. The convertible notes amortize over 12 equal monthly installments and the date of the first installment was extended from September 1, 2006, to February 1, 2007. Interest on the principal amount outstanding remain at the rate of 7% per annum and begins to accrue from February 1, 2007. Interest is payable on the last day of each calendar quarter, beginning on March 31, 2007. The price at which the holder of each convertible note may convert the principal and accrued interest amount outstanding under each note into shares of the Company’s common stock was reduced from $1.58 to $1.00 per share. We may pay principal and accrued interest in cash or, at our option, in shares of its common stock under the same terms and conditions as provided for in the March 20, 2006, agreement. In connection with the amendment, the investors agreed to purchase in the aggregate an additional $1,000,000 of notes under the amended terms, bringing the total outstanding principal, including interest and liquidated damages, due under the notes to $3,781,662. The amendment revised the date by which we must file a registration statement with the Securities and Exchange Commission to within 60 days after the date of the amendment and revised the date by which we must cause the registration statement to be declared effective to within 150 days after the date of the amendment.

To date, we have issued 6,259,798 shares of common stock as payment of interest and principal under the notes. As of the date of this prospectus, the total principal amount due under the notes is $945,416.

In connection with the amendment and additional purchase of notes, we issued additional common stock warrants, increasing the number of warrants held by the investors to 1,890,300, extended the expiration date of those warrants to September 6, 2011, and reduced the exercise price of the warrants from $1.58 to $1.00 per share of common stock.

We also granted to the investors Additional Investment Rights, increasing the Rights held by the investors, so that they may purchase up to an additional $1,890,830 of convertible notes, under the same terms and conditions as the amended notes. The Additional Investment Rights are exercisable for a period of 12 months following the date of a registration statement. Upon exercise of the Additional Investment Rights, the holders will also receive 945,416 warrants to purchase common stock. The conversion price of the notes issuable on exercise of the Additional Investment Rights and the price of the warrants issuable under the Additional Investment Rights was reduced from $1.58 to $1.00 per share of common stock.

On February 23, 2007, we agreed with the investors to amend the terms of the private placement of senior secured convertible notes, additional investment rights and warrants issued March 21, 2006, and September 6, 2006. Under terms of the amendment, the date by which we are required to file a registration statement with the Securities and Exchange Commission was extended from November 5, 2006, until April 30, 2007, and the date by which such registration statement is required to be declared effective was extended from February 4, 2007, until July 31, 2007. The investors agreed to forgo all liquidated damages and penalties related to the previous deadlines. We agreed to seek stockholder approval for an increase in our authorized capital, from the authorized limit of 100 million shares, to 200 million shares, and, if necessary, to file additional registration statements. In connection with the amendment, we issued 1,750,000 warrants, giving note holders the right to purchase common stock at a price of $1.25 per share for a period of five years. The amendment also provided for the Company to pay the February 1, 2007, and March 1, 2007, monthly installments in common stock without being subject to Equity Conditions of the Note Agreements, at a reduced conversion price of $0.80 per share rather than the Agreement price of $1.00 per share. On March 26, 2007, we filed the required registration statement, which was declared effective on July 20, 2007. On July 24, 2007, our shareholders approved the increased limit of our authorized capital to 200 million shares.

Recent Developments

At our Annual Meeting held on July 24, 2007, our stockholders approved proposals to amendment our Certificate of Incorporation, as amended; to change our name, formerly Azco Mining Inc., to “Santa Fe Gold Corporation”; and to increase our authorized common stock from 100,000,000 to 200,000,000 shares. Stockholders also approved the election of three directors, approved our 2007 Equity Incentive Plan, and ratified the appointment of Stark Winter Schenkein & Co., LLP as our independent auditors for the fiscal year ending June 30, 2007.

Pursuant to the terms and conditions of our convertible debenture notes, we filed a SB-2 Registration Statement with the Securities Exchange Commission (“SEC”) on March 26, 2007. The Registration Statement became effective on July 20, 2007.

On November 3, 2006, we sold to Muzz Investments, LLC (“Muzz”) our 60% ownership interests in our Glendale, Arizona location. The sale included approximately five acres of land, a 5,000 sq. ft. office building and an 18,000 sq. ft. mill building. Under the terms of the sale, we retained ownership of the mica processing equipment installed in the mill building. In January 2007, we removed the equipment and transported it to a storage site for future use. As part of the transaction, we also agreed to provide for the exercise of 2,550,000 warrants at $0.50 per share granted to Muzz in 2002 and to issue 2,550,000 unregistered shares of our common stock to Muzz. In consideration for our entry into the sale agreement and the issue of the unregistered common stock, Muzz agreed to terminate a 2002 financing lease agreement and to cancel all of our outstanding financial obligations under the lease.

The Muzz transaction eliminated liabilities aggregating approximately $5,575,000, consisting of debt obligations related to the lease aggregating approximately $4,936,500 and a derivative financial liability associated with the Muzz warrants of approximately $638,500 that was reclassified to equity; removed a net book value of property and equipment of approximately $533,000 and deferred lease costs of $86,100; and, in connection with the exercise of the 2,550,000 Muzz warrants, resulted in an equity entry of $1,275,000. We recognized a gain on the transaction of $2,870,369, net of costs associated with the transaction.

About This Prospectus

We are registering our common stock for resale by selling stockholders. The selling stockholders and the specific number of shares that they each may resell through this prospectus are listed on page 60. The shares offered for resale by this prospectus include 14,642,930 shares of common stock issuable upon exercise of outstanding senior secured convertible notes and warrants, and in connection with additional investment rights. Pursuant to the terms of Securities Purchase Agreements, dated March 20, 2006, and September 6, 2006, respectively, as amended, we issued to certain selling stockholders additional investment rights to purchase, for a period of time, senior secured convertible notes and warrants exercisable or convertible, as applicable, into a total of 2,836,247 shares of common stock. The senior secured convertible notes, if issued, would accrue interest on the outstanding principal amount at the rate of 7% per annum, which may be paid by us in cash or in shares of our common stock. In the event we pay the interest in shares of common stock, we would be obligated to issue up to an additional 73,870 shares of common stock, in the aggregate, for interest accrued on all senior secured convertible notes issuable upon exercise of the additional investment rights. In addition we issued 75,001 warrants exercisable to purchase 75,001 shares of our common stock as a finder/broker’s fee. We are obligated to register a number of shares of common stock equal to 140% of the shares issuable upon exercise of outstanding senior secured convertible notes and warrants, and in connection with additional investment rights.

This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

The Offering

This prospectus covers the resale of 14,642,930 shares of common stock by selling stockholders in market or negotiated transactions upon the payment or conversion of convertible notes and exercise of warrants by the selling shareholders.

Common stock outstanding before the offering	74,773,510 (1)
Common stock issuable upon conversion of the senior secured convertible notes	2,836,247 shares(2)
Common stock issuable upon exercise of warrants	4,586,247 (3)
Common stock issuable upon conversion of accrued senior secured convertible notes interest	85,207 shares(4)
Common stock outstanding after the offering	82,356,212 shares(1)(2)(3)(4)
Common stock offered by the Selling Stockholders	14,642,930(1)(2)(3)(4)(5)
Use of Proceeds	None(6)

Stock Symbol…………………………………	SFEG.OB

(1)	Excludes shares which may be issued upon exercise of outstanding options and warrants not included in the Registration Statement.
(2)

Assumes conversion of all of the outstanding senior secured convertible notes and an additional 1,890,831 shares of common stock which may be issued upon conversion of additional senior secured convertible notes that may be issued upon exercise of additional investment rights, of which there is no assurance.

(3)	Assumes exercise of all of the warrants and the issuance of an additional 945,416 shares that may be issued upon exercise of additional investment right warrants, of which there is no assurance.
(4)

Assumes conversion of all accrued interest on the senior secured convertible notes, including 73,870 shares of common stock which may be issuable for accrued interest on additional investment right convertible notes, of which there is no assurance.

(5)	Includes an additional 875,431 shares of common stock, which we agreed to register in connection with the issuance of the senior secured convertible notes, warrants and additional investment rights.
(6)

We will receive no proceeds from the sale of common stock by the selling stockholders. However, if all of the additional investment rights and all of the warrants are exercised, we would receive gross proceeds of $7,033,080.

Risk Factors

An investment in our common stock or warrants is subject to a number of risks. Risk factors relating to our company include a history of operating losses, lack of proven or probable reserves, ongoing reclamation obligations, environmental concerns, dependence on a limited number of properties and dependence on key personnel. Risk factors relating to our common stock include the volatility of our stock, our limited trading market and lack of dividends. See, "RISK FACTORS."

Summary Financial Data

The following table presents certain selected historical consolidated financial data about the Company. Historical consolidated financial information as of and for the fiscal years ended June 30, 2007 and 2006 has been derived from our audited consolidated financial statements and the financial data included in our Annual Reports the years ended June 30, 2007 and 2006.

You should read the data set forth below in conjunction with the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" and our financial statements and related notes included elsewhere in this prospectus.

	Condensed Consolidated Balance Sheet Data

	Year Ended June 30,
	2007	2006

Cash	$639,852	$1,265,392
Total Assets	$3,891,870	$5,228,315
Current Liabilities	$3,780,006	$7,146,212
Total Liabilities	$3,855,315	$10,752,086
Shareholders' Equity (Deficit)	$36,555	$(5,523,771)

	Condensed Consolidated Operating Data

	Year Ended June 30,
	2007	2006

Sales	$7,201	$16,237
General and Administrative Expenses	1,360,828	1,207,320
Other Operating Costs	432,865	2,416,840
Net Operating (Loss)	(1,786,492)	(3,607,923)
Other Income (Expense)	2,132,471	(1,775,445)
Net Income (Loss)	$345,979	$(5,383,368)
Net Income (Loss) per Share	$0.01	$(0.09)

	Condensed Consolidated Cash Flow Data

	Year Ended June 30,
	2007	2006

Net Cash (Used in) Operating Activities	$(1,510,793)	$(998,139)
Net Cash Provided by (Used in)
Investing Activities	$22,798	$(1,289,811)
Net Cash Provided by Financing Activities	$862,455	$3,533,241
Net (Decrease) Increase in Cash	$(625,540)	$1,245,291

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks, along with all of the other information included in this prospectus, before deciding to buy our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. If we are unable to prevent events that have a negative effect from occurring, then our business may suffer.

Risk Factors Related to Our Business and Operations

We are dependent upon production of precious metals and industrial minerals from a limited number of properties, have incurred substantial losses since our inception in 1991, and may never be profitable. Since our inception in 1991, we have not been profitable. As of June 30, 2007, our total accumulated deficit was approximately $43 million. To become profitable, we must identify mineralization and establish reserves, and then either develop properties ourselves or locate and enter into agreements with third party operators. It could be years before we receive any revenues from industrial mineral or precious metals production. We may suffer significant additional losses in the future and may never be profitable. There can be no assurance we will receive revenue from operations in the foreseeable future, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We ceased mining operations at our Black Canyon mica property in 2002 after unsuccessful attempts to begin profitable operations. We have not established proven or probable reserves at our Summit silver-gold property, at our Ortiz gold property or at our Planet micaceous iron property. If we are unable to economically produce mica and feldspathic sand from our Black Canyon mica property or silver or gold from our Summit or Ortiz properties, we will be forced to identify and invest substantial sums in one or more additional properties. Such properties may not be available to us on favorable terms or at all. Because of the numerous risks and uncertainties associated with exploration and development of mining properties, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We will require significant additional capital to continue our exploration activities, and, if warranted, to develop mining operations. We will require significant additional funding for geological and geochemical analysis, metallurgical testing, and, if warranted, feasibility studies with regard to the results of our exploration. We may not benefit from such investments if we are unable to identify a commercial ore deposit. If we are successful in identifying reserves, we will require significant additional capital to establish a mine and construct a mill and other facilities necessary to mine those reserves. That funding, in turn, will depend upon a number of factors, including the state of the national and worldwide economy and the price of gold and other metals. We may not be successful in obtaining the required financing for these or other purposes, which would adversely affect our ability to continue operating. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of our potential interest in certain properties.

Our industry is highly competitive, attractive mineral lands are scarce, and we may not be able to obtain quality properties. We compete with many companies in the mining business, including large, established mining companies with substantial capabilities, personnel and financial resources far greater than our own. In addition, there is a limited supply of desirable mineral properties available for acquisition in the United States and in other areas where we may conduct exploration activities. For these reasons, we may be at a competitive disadvantage in acquiring mineral properties. Competition in the industry is not limited to the acquisition of mineral properties but also extends to the technical expertise to operate such properties and the financial ability to fund such properties. Our inability to compete with other companies in these areas could have a material adverse effect on our results of operation and business.

The feasibility of mining our Summit silver-gold property or our Ortiz gold property has not been established, meaning that we have not completed engineering, permitting or other work necessary to determine if it is commercially feasible to develop these properties. We currently have not established proven or probable reserves on the Summit silver-gold property or on the Ortiz gold property. A “reserve,” as defined by regulation of the SEC, is that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. A reserve requires a feasibility study demonstrating with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not received feasibility studies nor obtained necessary operating permits with regard to the Summit silver-gold or Ortiz gold properties. As a result, we have no reserves. At the Summit silver-gold property, we believe this risk is mitigated in that a qualified independent engineering firm has completed a pre-feasibility study that concluded there would be minimal risk in proceeding to development and mining on the basis of estimates of mineralized material. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS DESCRIBED IN THIS PROSPECTUS WILL EVER BE CONVERTED INTO RESERVES.

Although preliminary scoping studies carried out on the Summit silver-gold and Ortiz gold properties have yielded promising results with respect to potential economic viability, substantial additional feasibility work and expenditures are required to demonstrate economic viability. The mineralized materials identified to date on these properties have not and may never demonstrate economic viability. The feasibility of mining has not been, and may never be, established. Whether a mineral deposit can be commercially viable depends upon a number of factors, including the particular attributes of the deposit, including size, grade and proximity to infrastructure; metal prices, which can be highly variable; and government regulations, including environmental and reclamation obligations. If we are unable to establish some or all of our mineralized material as proven or probable reserves in sufficient quantities to justify commercial operations, we may not be able to raise sufficient capital to develop a mine. If we are unable to establish such reserves, the market value of our securities may decline.

Fluctuating gold and silver prices could negatively impact our business plan. The potential for profitability of gold and silver mining operations at our Summit silver-gold property and at our Ortiz gold property and the values of these properties are directly related to the market prices of gold and silver. The prices of gold and silver may also have a significant influence on the market price of our common stock. In the event that we obtain positive feasibility results and progress to a point where a commercial production decision can be made, our decision to put a mine into production and to commit the funds necessary for that purpose must be made long before any revenue from production would be received. A decrease in the price of gold or silver at any time during future development or mining may prevent our properties from being economically mined or result in the impairment of assets as a result of lower gold or silver prices. The prices of gold and silver are affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, the purchase or sale of gold by central banks, and the political and economic conditions of major gold producing countries throughout the world. During the last five years, the average annual market price of gold has progressively increased from $310 per ounce to $604 per ounce, as shown in the table below:

Average Annual Market Price of Gold, 2001-2006
2002	2003	2004	2005	2006
$310	$364	$406	$445	$604

Although, if we identify commercially recoverable reserves on the Summit silver-gold property or on the Ortiz gold property, it may be possible for us to protect against future gold and silver price fluctuations through hedging programs, the volatility of metal prices represents a substantial risk that is impossible to completely eliminate by planning or technical expertise. In the event gold or silver prices decline and remain low for prolonged periods of time, we might be unable to develop our Summit silver-gold property or our Ortiz gold property or produce any revenue.

Any proposal for commercial mining operations at our Summit silver-gold property or at our Ortiz gold property would be subject to permitting requirements that could cause us to delay, suspend or terminate our development plans. Mining and processing operations at the Summit silver-gold property or at the Ortiz gold property would require permits from the state and federal governments. We may be unable to obtain such permits in a timely manner, on reasonable terms, or at all. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving such permits, our timetable and business plan for development and mining of one or both of these properties could be adversely affected. For our Summit silver-gold property, this risk is mitigated in that we already have in hand two of the important permits for mining and processing, which we believe may be able to be modified as required to begin operations.

We may not be able to obtain an adequate supply of water to complete desired development and mining of our Summit silver-gold property or of our Ortiz gold property. For successful development, we will need to obtain the rights for a sufficient amount of water to service the mining and processing operation. Our lease with Ortiz Mines, Inc. gives us all rights that Ortiz Mines, Inc.

may have to initiate and use water and water rights in connection with the property, including among others the right to drill, pump, divert, transport and use water from wells, containment areas and drainages. However there can be no assurance we will be able to exercise our rights under the lease agreement or obtain access to the amount of water needed to operate a mine at the property. For our Summit silver-gold property, this risk is mitigated in that sufficient water is available for mining purposes on and near the Summit property, to which water we currently have usage rights or believe we will be able to acquire such rights; and sufficient water is available for processing purposes on our Lordsburg mill site property, for which water we have usage rights.

We may be at risk of losing title to our Ortiz gold property lease if we fail to perform our obligations. Under the terms of our lease with Ortiz Mines, Inc., we are required to meet certain obligations as is common in a mineral lease of this type. Among other requirements, we must begin mineral production by February 2112 (February 2117 in certain circumstances), make annual payments that escalate per acre of ground we retain under lease, pay a sliding-scale production royalty based on the price of gold and comply with all governmental permitting and other regulations. If we fail to make payments in a timely manner or to perform our other obligations as required under the lease, we are at risk that the lease could be cancelled.

The mica and feldspathic sand reserve estimations at our Black Canyon property, the only property on which we have established reserves, are imprecise. Although we have relied on expert independent consultants to calculate the reserves estimations disclosed in our reports, such estimations are necessarily imprecise because they depend upon the judgment of the individuals who review the geological and engineering information and upon statistical inferences drawn from only limited drilling and sampling. If the Black Canyon mining operation were to encounter mineralization or geologic conditions different from those predicted, reserve estimations might have to be adjusted and mining plans altered. Changes to the planned operations could adversely affect forecast costs and profitability.

The future prices of mica and feldspathic sand are uncertain. According to published information, mica prices have varied over the past several years, and the outlook for future mica prices is unclear. Manufactured sand prices in the Phoenix area generally have increased over the past several years, with demand driven by the housing, construction, and recreational markets. There are numerous factors beyond our control that could affect markets for both mica and feldspathic sand. No assurance can be given as to future prices or demand for our products. Any decline in prices could have a material adverse effect on our financial position.

The market is uncertain for Black Canyon mica and feldspathic sand products. We plan to sell mica nationally into the cosmetics and plastics markets, and to sell feldspathic sand locally into the Phoenix, Arizona construction and recreational markets. However, we have not yet sold significant quantities of these products and have not entered into sales contracts. The profitability of our operations could be adversely affected if we do not achieve the selling prices or sales volumes currently targeted for our products. The markets are affected by numerous factors beyond our control. For example, it is possible that new sources of supply from other domestic plants or imports could create an imbalance in the markets, depressing prices and causing a decrease in demand for our products. Any such factors could adversely impact our ability to sell our products, the prices we receive for our products and our profitability.

Titles to unpatented claims can be uncertain, and we are at risk of loss of ownership of our Black Canyon mica property. Our property holdings at and around the Black Canyon mine consist of unpatented mining claims and unpatented mill site claims located on public land and held pursuant to the General Mining Law of 1872. The validity of such unpatented mining claims may be subject to title defects and may be contested. Because a substantial portion of all mineral exploration, development and mining in the United States occurs on unpatented mining claims, this uncertainty is inherent in the mining industry. We have not obtained a title opinion on our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. Although we believe that our claims are in good standing and held according to industry practice, we remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges as to whether a discovery of a valuable mineral exists on every claim.

In recent years the United States Congress has considered amendments to the General Mining Law of 1872, some of which would lower the value of unpatented mining claims by restricting activities and imposing additional user fees or production royalties. If enacted, these legislative changes could have an adverse impact on the operation of the Black Canyon mine.

The development and completion of our properties entail significant risks. The development of mineral deposits involves significant risks that even the best evaluation, experience and knowledge cannot eliminate. The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, silver, copper, mica, feldspathic sand and micaceous iron oxide.

Our properties have no significant operating history upon which to base estimates of operating costs and capital requirements. As a result, estimations of mineralized material and reserves, mining and process recoveries and operating costs must be based to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, actual construction costs, operating costs and economic returns differ materially from those initially estimated. Accordingly, there can be no assurance that our properties can be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses that could materially and adversely affect our operations.

Exploration for minerals is highly speculative and involves greater risk than many other businesses. Most exploration programs fail to result in the discovery of economic mineralization. Our exploration and mining efforts are subject to the operating hazards and risks common to the industry, such as:

  economically insufficient mineralized materials
  fluctuations in production cost that may make mining uneconomical; labor disputes;
  unanticipated variations in grade and other geologic problems;
  environmental hazards;
  water conditions;
  difficult surface or underground conditions;
  industrial accidents;
  metallurgical and other processing problems;
  mechanical and equipment performance problems;
  failure of pit walls or dams;
  unusual or unexpected formations;
  personal injury, fire, flooding, cave-ins and landslides; and
  decrease in reserves due to lower metal prices.

Any of these risks can adversely affect the feasibility of development of our properties, production quantities and rates, and costs and expenditures. We currently have no insurance to guard against any of these risks. If we determine that capitalized costs associated with any of our mineral properties are likely not to be recovered, a write-down of our investment would be necessary. All of these factors may result in unrecoverable losses or cause us to incur potential liabilities, which could have a material adverse effect on our financial position.

Our ongoing operations, including past mining activities, are subject to environmental risks that could expose us to significant liability and delay, suspension or termination of our operations. All phases of our operations will be subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect our operations, make our operations prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on the Black Canyon mica property, the Summit silver-gold property, the Ortiz gold property, and the Planet micaceous iron oxide property and on properties in which we may hold interests in the future that are unknown to us at the present. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Production, if any, at our projects may involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, then we may become subject to liability for hazards. We have not purchased insurance for environmental risks including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, as it is not generally available at a reasonable price.

In addition to environmental regulations, we are subject to a wide variety of laws and regulations directly and indirectly relating to mining that often change and could adversely affect our business.

We are subject to extensive United States federal, state and local laws and regulations related to mine prospecting, development, transportation, production, exports, taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, mine safety, hazardous materials, toxic substances and other matters. These laws and regulation frequently change. New laws and regulations or more stringent enforcement of existing ones could have a material adverse impact on us, causing a delay or reduction in production, increasing costs and preventing an expansion of mining activities.

We depend on a limited number of personnel and the loss of any of these individuals could adversely affect our business. We are highly dependent on two persons, namely Mr. Olson, our chairman, and Mr. Carson, our president and chief executive officer and principal financial officer. We rely heavily on these two individuals for the conduct of our business, and the loss of either would significantly and adversely affect our business. In that event, we would be forced to identify and retain a suitable replacement, which we may not be able to accomplish on terms acceptable to us. We have no life insurance on the life of any officer.

Our Chief Executive Officer may face a conflict of interest relating to the acquisition of mineral properties by the Company. We have an agreement with Mr. Carson, which pre-dates his joining the Company as an officer and director, under which he identified properties that constitute potential acquisition targets. Although Mr. Carson has no pre-existing interest in the targeted properties, under the agreement he stands to gain if we acquire an identified property and either place it into production or sell it. This arrangement gives rise to potential conflicts of interest with regard to whether or not we should acquire a targeted property and the price we agree to pay for the property. While we have sought to mitigate the risk inherent in the arrangement with Mr. Carson by careful evaluation by the Board of Directors of any proposed transaction, this step may not be sufficient to eliminate the risk entirely. Acquisitions of the Summit silver-gold property and Ortiz gold property are subject to the property identification agreement with Mr. Carson.

Delaware law and our Articles of Incorporation may protect our directors from certain types of lawsuits. Delaware law provides that our directors will not be liable to our stockholders or to us for monetary damages for all but certain types of conduct as directors of the Company. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Risks Related to our Common Stock

The sale of our common stock by selling stockholders may depress the price of our common stock due to the limited trading market that exists. We are filing this registration statement with the SEC to permit the public sale of securities sold by us in private placements in March and September 2006. To date, we have issued 6,259,798 shares of common stock, which has resulted in a significant number of additional shares of our common stock sold, and available for sale, in the public market. In addition, during our preceding four fiscal years and through October 15, 2007, we have issued an aggregate of 28,591,590 shares of our common stock without registering those securities under the Securities Act of 1933, as amended, which shares may be sold under Rule 144 under the Securities Act, if available. Due to a number of factors, including the lack of listing of our common stock on a national securities exchange, the trading volume in our common stock has historically been limited. Trading volume over the last 3 months has averaged approximately 160,000 shares per day. As a result, the sale of a significant amount of common stock by selling shareholders may depress the price of our common stock and the price of our common stock may decline.

Completion of one or more new acquisitions could result in the issuance of a significant amount of additional common stock, which may depress the trading price of our common stock. While no formal offer has been made, or agreement reached, in connection with acquisition of one or more additional mineral properties, conceptually, completion of such acquisitions could result in the issuance of a significant amount of common stock. Such issuance could depress the trading price of our common stock.

Our stock price may be volatile and as a result you could lose all or part of your investment. In addition to volatility associated with OTC securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

  changes in the worldwide prices for gold or silver;
  disappointing results from our exploration or development efforts;
  failure to meet our revenue or profit goals or operating budget;
  decline in demand for our common stock;
  downward revisions in securities analysts’ estimates or changes in general market conditions;
  technological innovations by competitors or in competing technologies;
  investor perception of our industry or our prospects; and
  general economic trends

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities generally have been highly volatile. These fluctuations commonly are unrelated to operating performance of a company and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a fair price.

A small number of existing shareholders own a significant portion of our common stock, which could limit your ability to influence the outcome of any shareholder vote. Our executive officers and directors, together with our largest shareholder, beneficially own approximately 30% of our common stock as of the date of this report. Under our Articles of Incorporation and Delaware law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action. As a result, these individuals and entities will be able to influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions.

We have never paid dividends on our common stock and we do not anticipate paying any in the foreseeable future. We have not paid dividends on our common stock to date, and we may not be in a position to pay dividends in the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate revenue from operations. Further, our initial earnings, if any, will likely be retained to finance our growth. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors and will be at the discretion of our Board of Directors.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning our ability to develop and produce precious metals and industrial minerals from our Summit silver-gold property, our Ortiz gold property, our Black Canyon mica property and our Planet micaceous iron oxide property, future business plans and strategies, the proposed acquisition of other properties, future revenue and the receipt of working capital, and other statements that are not historical in nature. In this report, forward-looking statements are often identified by the words “anticipate,” “plan,” “believe,” “expect,” “estimate,” and the like. These forward-looking statements reflect our current beliefs, expectations and opinions with respect to future events, and involve future risks and uncertainties that could cause actual results to differ materially from those expressed or implied.

The factors above are not exhaustive of the factors that may affect any of our forward-looking statements. You should read this report completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations and opinions only as of the date of this report. We do not intend to update these forward-looking statements except as required by law. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock by the selling stockholders. However, if all of the additional investment rights and all of the warrants, including the warrants underlying the additional investment rights, were exercised, we would receive gross proceeds of $7,033,080. Proceeds from the exercise of the warrants and additional investment rights would be added to our working capital and available for all valid corporate purposes.

Pending utilization, any proceeds received from exercise of the warrants may be invested in bank deposits, interest-bearing accounts and short-term government obligations. We do not intend to invest the proceeds in such a manner as to be regulated as an investment company under relevant securities laws.

CAPITALIZATION

The following table sets forth certain information relating to our capitalization: (i) as of June 30, 2007, after giving effect to the issuance of the senior secured convertible notes and payments thereon by the issuance of common stock for principal and interest payments; and (ii) as of June 30, 2007, after giving effect to the conversion of the balance of the senior secured convertible notes, exercise of the warrants, exercise of placement warrants and exercise of the additional investment rights and warrants. The pro forma presentation gives effect to the conversion of the senior secured convertible notes into 3,781,662 shares of common stock; assumes the issuance of 3,640,831 shares of common stock upon exercise of outstanding warrants; issuance of 75,001 shares of common stock upon exercise of outstanding placement warrants; issuance of 2,836,247 shares of common stock upon exercise and conversion of the senior secured convertible notes and warrants underlying the additional investment rights, of which there can be no assurance, and the issuance of 3,385,919 additional shares of common stock pursuant to the conversion terms of the convertible notes, including principal and interest.

	June 30, 2007	Pro forma at June 30, 2007, giving effect to conversion of the senior secured convertible notes, exercise of warrants and additional investment rights
	(Audited)	(Unaudited)
Current Debt Related to Convertible Notes:
Convertible notes payable, net of discount
of $988,822	$902,009	$--
Derivative instruments liability	2,402,970	--
	$3,304,979	$--

Shareholders’ Equity (Deficit):
Common Stock	$142,165	$164,782	(1)(2)
(authorized 100,000,000 shares)
Additional Paid in Capital	42,893,854	52,266,629	(1)(2)
Deferred Compensation	(17,692)	(17,692)
	43,018,327	52,413,719

Accumulated (Deficit)	(42,981,772)	(42,625,337)

Total Shareholders’ Equity	$36,555)	$9,788,382

(1) Excludes outstanding options to acquire 9,600,000 shares at a weighted average exercise price of $0.11 per share not covered by this registration statement.

(2) Represents gross proceeds of $10,533,080, $281,662 of accrued interest and liquidated damages rolled into the convertible notes. We will receive approximately net proceeds of $9,640,437 after deducting agents’ commission approximating $843,146 and approximate offering expenses of $52,500. Assumes conversion of $504,041 of interest expense associated with the convertible notes and Additional Investment Rights. Assumes that all of the additional investment rights are exercised and converted, of which there is no assurance.

BUSINESS AND PROPERTIES

Overview

We were organized under the laws of the State of Delaware in August 1991. We are a mining company engaged in the exploration for gold and other precious metals. Our business strategy is to acquire and develop mining properties amenable to low cost production. We currently have the following projects:

  Our Summit silver-gold project;

  Our Ortiz gold project;

  Our Black Canyon mica project; and

  Our Planet micaceous iron oxide (“MIO”) project.

Our Summit Silver-Gold Project

Overview. In May 2006, for cash consideration of $1,300,000, we acquired all of the outstanding shares of The Lordsburg Mining Company (“LMC”), a New Mexico corporation, from Imagin Minerals Inc., a privately-held industrial minerals company. Azco owns and operates LMC as a wholly-owned subsidiary. LMC’s primary assets are the Summit silver-gold property, which consists of approximately 117 acres of patented mining claims and 520 acres of unpatented mining claims in Grant County, southwestern New Mexico; the Lordsburg mill site property, located approximately 55 miles south of the Summit property, consisting of approximately 257 acres of patented mining claims near Lordsburg, Hidalgo County, New Mexico; mining and operating permits related to the Summit property and the Lordsburg mill site property; and mineral processing equipment consisting of a ball mill and 400 ton-per-day flotation plant, stored at Winston, Sierra County, New Mexico.

Our strategic objective is to develop the Summit project. In April 2007, we received results of a pre-feasibility engineering study that concludes that at recent silver and gold prices, the Summit deposit would form the basis of an economically viable underground mining operation and that commitment to production appears to entail minimal project risk. On the basis of these results, we are proceeding to explore avenues of financing for mine development. As presently conceived, the Summit mining and processing operation would involve underground mining of mineralized material from the Summit property at a rate of 400 tons per day (120,000 tons per year) and trucking of the mined material 57 miles to the Lordsburg mill site where metallurgical processing would take place. At the Lordsburg plant site, processing would be accomplished through conventional crushing, grinding and selective flotation to yield a bulk sulfide concentrate containing the recoverable precious metals. This concentrate would be marketed to a smelter or to an existing precious metals processing plant. Location and Access. The Summit silver-gold property is located in a rugged and isolated setting in Grant County, southwestern New Mexico, near the Arizona state line. The property lies within the Steeple Rock Mining District, which has recorded notable historic production of gold, silver, base metals and fluorspar from several mines, currently inoperative, including Carlisle, East Camp and Norman King.

The property is accessible by paved and gravel road approximately 15 miles northeast from Arizona State Highway 75 N and the town of Duncan, Arizona. Electric power is not available on or near the property and would need to be generated on-site in connection with any mining operation. Water for limited usage is available on and near the property.

The terrain of the property is rugged, with steep canyons and ridges. Elevations range from 4,500 feet to 6,200 feet above sea level. The Summit siliceous mineralized structure forms a prominent northwesterly trending ridge.

The Lordsburg mill site property lies 57 miles to the south of the Summit property near the town of Lordsburg, Hidalgo County, New Mexico. Lordsburg is connected to Duncan, Arizona via US Highway 70. The Lordsburg property has an approved mill site accessible from Lordsburg by a 3-mile paved road. Utilities on site include water and electric power. The Lordsburg area is well supported by transportation services including trucking and rail services, and by a wide range of fabrication, construction and other support services. We anticipate that the labor force required for any plant operation could be sourced locally.

Figure X.1

Claim Boundary Map
[map to be inserted here]

Summit Property
ARIZONA
NEW MEXICO
75
DUNCAN
70
GRANT COUNTY
HIDALGO COUNTY
GREENLEE COUNTY
464
90
Lordsburg
10
Lordsburg Mill Site Property
N
0
2.5
5
10
Miles
Farmington
Santa Fe
Albuquerque
Clovis
Roswell
Las Cruces

Location - Summit Property
- Lordsburg Mill Site Property

Mineral Title. Our holdings at the Summit silver-gold property in Grant County, New Mexico consist of 10 patented federal mining claims totaling approximately 117 acres and 26 unpatented federal mining claims totaling approximately 520 acres. Our holdings at the Lordsburg mill site in Hidalgo County, New Mexico consist of 16 patented federal mining claims totaling approximately 257 acres. All claims are held in the name of LMC. The claims are in good standing in accordance with the mining laws of the United States.

The Summit property is subject to underlying net smelter return royalties capped at $4,000,000 and to a net-proceeds interest on sales of unbeneficiated mineralized rock with an end price of $2,400,000. The Summit acquisition is subject to a property identification agreement between us and our President and Chief Executive Officer. See “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

History of Mining and Exploration. The Summit silver-gold property lies within the Steeple Rock district, which is one of the historic mining areas in the southwest United States. The former mines produced gold, silver and base metals from underground mining of epithermal vein systems. Prospecting activity dates back to before 1860. The first recorded production was from the Carlisle property, which operated from 1880-1897. A number of other mines including the Norman King and Billali also opened up during the 1880’s but ceased operation by the turn of the century. Following this early production, the district was largely dormant until the 1930’s-mid 1940’s when several mines operated. Subsequently sporadic small-scale operations continued until the 1990’s on various deposits including the Summit, Center, Mount Royal and Carlisle deposits.

The US Bureau of Mines estimated that between 1880 and 1986 the Steeple Rock district produced at least 148,000 ounces of gold, 3.3 million ounces of silver, 1.2 million pounds of copper, and 5 million pounds of lead and 4 million pounds of zinc. In addition, there was unrecorded precious and base metal production as part of silica flux shipments. Some 6,500 tons of fluorspar also were produced. In the late 1970’s, Summit Minerals Inc. is reported to have shipped about 30,000 tons of mineralized material from the Summit property to ASARCO’s El Paso smelter as direct shipping silica flux grading 0.102 ounces per ton gold and 4.95 ounces per ton silver.

Exploration work estimated to have cost in excess of $8 million was carried out on the Summit silver-gold property from 1984-1992. This initial work included drilling totaling 104,700 feet on the Summit and adjacent structures, of which 78,000 feet was directed to the Summit structure. In 1984-85, Inspiration Mines Inc. reportedly spent about $1.5 million conducting underground development, shallow core drilling and sampling and mapping. In 1988-89, Novagold Resources Inc. reportedly expended approximately $2 million in surface and airborne geophysical surveys, underground mapping and sampling, and core drilling. Novagold’s drilling identified a significant block of mineralized material in the Summit vein. From 1989-1992, Biron Bay Resources Ltd., in joint venture with Novagold, conducted extensive exploration, drilled 88 core holes, and reportedly spent over $5 million extending and improving the level of confidence in the mineralized material at the Summit and in defining exploration potential in adjacent and outlying vein structures.

Geology and Mineralization. The Steeple Rock district contains numerous structurally controlled epithermal vein systems. The veins are controlled by conjugate fault systems that cut a thick pile of Tertiary volcanic rocks of intermediate composition. The deposits are localized along structurally controlled, hydrothermally altered zones cutting the volcanic host rocks. The dominant structures trend northwesterly and dip steeply. Secondary veins trend easterly and north-northwesterly. The veins can be traced for distances of up to several miles along strike and have widths that range up to 100 feet or more.

The epithermal veins have formed as open-space filling by a mixture of quartz, carbonate minerals and wallrock fragments and show evidence of multiple episodes of brecciation and re-cementation. Gold occurs as fine free grains or as electrum. Silver is found as argentite or in sulfosalts. Base metal sulfides including chalcopyrite, sphalerite and galena are common in certain deposits but rare in others. Gangue minerals usually consist of quartz, pyrite, calcite, barite and fluorite. Alteration of the volcanic country rocks adjacent to the veins commonly consists of sericitization, argillization and silicification.

The principal vein structure on the Summit silver-gold property is the Summit structure, which can be traced for 3,000 feet from southeast to northwest. The Billali structure forms a farther 2,000 foot continuation of the Summit structure in a northwesterly direction across an east-west fault. The Summit and Billali structures dip steeply to the northeast. These structures form segments of the East Camp Fault, which constitutes the main ore control in this part of the Steeple Rock district. The core drilling carried out from 1984-1992 tested both the Summit and Billali vein structures. Of the two, results from the Summit structure were the more promising with respect to vein continuity and economic potential.

The Summit mineralized vein occurs within a wide, structurally controlled zone of hydrothermally altered volcanic rocks. Silver and gold mineralization is epithermal in style and consists of silver sulfides and electrum or native gold along with lesser pyrite, sphalerite and chalcopyrite. Precious metals contents, which are relatively low at the surface, increase significantly with depth for several hundred feet, apparently a reflection of vertical mineral zoning within the deposit. Below 1,000-1,500 feet, the precious metals contents appear to decrease although little deeper drilling was carried out. The main block of mineralized material, which occurs along the footwall of the structure, has been shown by extensive drilling to trend northwesterly about 1,500 feet in strike length and to extend 1,000 feet down dip. The true width of mineralization across the footwall mineralized zone ranges from 6 feet to over 50 feet and averages 10-15 feet.

Biron Bay Resources Ltd. carried out preliminarily estimations of mineralized material contained in the Summit deposit, at various cutoff grades and using both cut and uncut values for high-grade assays of gold and silver. Depending on the assumptions made and cutoff grades employed, tonnages of mineralized material ranged to over 2 million tons. Biron Bay’s estimations were global in nature and were not based on any assumptions as to minability, relevance of the cutoff grades in an economic sense, or other factors usually used to define minable material. Biron Bay’s estimations were prepared in accordance with different standards than those prescribed by rules of the SEC. The SEC only permits the disclosure of proven or probable reserves, which in turn, requires the preparation of a feasibility study demonstrating the economic feasibility of mining and processing the mineralized material.

No proven or probable reserves have been established at the Summit gold-silver property. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS DESCRIBED IN THIS PROSPECTUS WILL EVER BE CONVERTED INTO RESERVES.

Metallurgical Testing. Conventional processing including crushing, grinding and milling of Summit mineralized material to produce a bulk sulfide flotation concentrate containing the recoverable precious metals has been evaluated and tested at bench scale. Based upon preliminary bench scale flotation tests, we believe that a precious metals recovery of approximately 80-86% with a concentration ratio of 70 to 1 is reasonably achievable. We believe that the concentrate could be treated to produce a dore product or alternatively, it could be marketed to a smelter or to a precious metals processing operation for final extraction of gold and silver.

Mineral Processing Equipment. With the purchase of LMC, we acquired an inactive 400 ton-per-day flotation plant, including ball mill and ancillary equipment, stored at Winston, Sierra County, New Mexico. In order to utilize this plant for mineral processing, we plan to transport it from its current location and erect it at the Lordsburg permitted mill site in Hidalgo County. In addition to the processing equipment already acquired, we plan to acquire and install other necessary equipment, including crushing equipment.

Permits. We hold existing operating permits for the Summit property and the Lordsburg mill site. The New Mexico Mining and Minerals Division issued these permits to LMC pursuant to the New Mexico Mining Act. The permits could facilitate the commencement of mining at the Summit property and resumption of mineral processing operations at the Lordsburg mill site.

Permit No. GR001ME at the Summit property allows operation of a “minimal impact mine” having a surface disturbance of less than 5 acres. Should surface disturbance materially expand, it would be necessary to modify the permit and to post financial assurance for reclamation. Pursuant to the current permit, we are authorized to begin underground mining operations immediately, assuming an on-site processing plant is not required.

Permit No. H1001RE at the Lordsburg mill site is for an “existing mining operation” and authorizes us to conduct mining and reclamation operations according to the conditions stipulated in the permit. All existing mining disturbances are required to be addressed under a closeout plan and to be secured by financial assurance. Modification of this permit would be required prior to resumption of flotation milling, and in particular, it would be necessary to obtain a discharge permit related to mill tailings disposal. We have applied for such a discharge permit and anticipate that approval will require a minimum of several months to obtain, however there can be no assurance that approval will be obtained in a timely manner, if at all.

Preliminary Feasibility Study. In April 2007, we received results of a preliminary feasibility study carried out by the independent geological engineering firm of Chapman, Wood and Griswold, Inc. (“CWG”), of Albuquerque, New Mexico. CWG concludes that at recent silver and gold prices, the Summit deposit would form the basis of an economically viable underground mining operation and that a commitment to production would entail minimal project risk.

CWG used an estimation of minable mineralized material for the current study of 758,000 tons grading 10.28 ounces of silver per ton and 0.143 ounces of gold per ton in the main footwall zone. This estimation was adopted from a previous estimation, and represents in-place, diluted, minable mineralization with a minimum six-foot horizontal width, based on results of assays from core holes and samples of underground workings. All high assay values were cut to 45.0 ounces of silver and 0.45 ounces of gold per ton. The CWG report was prepared in accordance with different standards than those prescribed by rules of the SEC. The SEC only permits the disclosure of proven or probable reserves. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS DESCRIBED IN THIS PROSPECTUS WILL EVER BE CONVERTED INTO RESERVES.

The Summit mining and processing operation would involve underground mining of mineralized material from the Summit property at a rate of 400 tons per day (120,000 tons per year) and trucking of the mined material 57 miles to the Lordsburg mill site where metallurgical processing would take place. At the Lordsburg plant, processing would be accomplished through conventional crushing, grinding and selective flotation to yield a high-grade bulk sulfide concentrate containing the recoverable precious metals. The concentrate would be marketed to one of the area’s copper smelters or to an existing precious metals processing plant.

CWG prepared a mine design that employs rubber-tired equipment to gain access to the minable mineralization through two declines, one on each end of the deposit, which would be driven from existing headings to and along the mineralized structure to a connecting point in the central part of the deposit. Further development of the deposit would continue by extending a decline to the lower limits of mineralization. Sufficient longhole drilling and trial extraction methods would be done to further plan the operation.

At gold and silver prices of $500 and $10 respectively, CWG estimates Summit revenues over an initial seven-year mine life would total approximately $96 million, and pre-tax net income would total approximately $34 million. At gold and silver prices of $650 and $13 per ounce respectively, CWG estimates revenues would increase to approximately $130 million, pre-tax net income would exceed $70 million, and payback of capital would be achieved in 18 months after the commencement of production. The Company has approximately $40 million in tax loss carry-forwards to shelter federal income tax otherwise payable. Direct operating costs, assuming that mine development and ore production will employ contract mining, are estimated as $76.65 per ton of ore milled. The total estimated capital cost to bring the mine into production is $13.4 million, inclusive of mine development, mill construction, bonding requirements, and project management and working capital. CWG estimates the project could be developed and brought into production in a twelve-month time frame.

Potential Expansion of Proposed Initial Operation. Establishment of the proposed mining operation at Summit would allow the Company to further expand the current base of mineralized material at the Summit deposit and to develop other properties in the Steeple Rock Mining District. The flotation mill at Lordsburg also might generate other mining and processing opportunities from surrounding mining districts, several of which historically have yielded substantial production of base and precious metals. Work Program. We believe that the Summit project holds promising potential for production and have assigned a high priority to securing the $13.4 million in capital necessary for project development. However, there can be no assurance we will be successful in obtaining the necessary capital on acceptable terms, if at all. If we are successful in procuring the necessary financing, we expect 12 months will be required for construction and execution of the major elements of the mining and processing plan described above. Work related to the proposed Lordsburg milling operation is anticipated to include additional metallurgical testing to characterize Summit mineralized material; optimization of a metallurgical treatment process; completion of permitting of the planned milling operation; and relocation of our flotation plant to Lordsburg and acquisition and installation of all necessary processing equipment. We also will need to finalize major contracts, including contracts for mining of the Summit deposit, trucking of ore from Summit to Lordsburg, and sales of concentrates.

Our Ortiz Gold Project

Overview. In August 2004, we acquired exclusive rights for exploration, development and mining of gold and other minerals on 57,267 acres (approximately 90 square miles) of the Ortiz Mine Grant in Santa Fe County, New Mexico. In December 2005, we received the results of an independent scoping study of the Carache and Lucas gold deposits. The study assessed various processing options for development and provided estimations of capital and operating costs for each option. It also included an economic analysis complete with sensitivities on gold price, capital and operating costs. The report concluded that the financial results indicate a favorable gold project employing high pressure grinding rolls with gravity recovery and contract mining. The financial model showed production would total 925,036 ounces of gold over 10 years at an average estimated operating cost of $230 per ounce of gold recovered. The capital cost, assuming contract mining, was estimated as $38.2 million. The report also stated that considerable upside exists in estimations of mineralized material in both contained ounces and grade.

Based on these results, we have proceeded to examine additional mining and processing options in an attempt to further enhance the project’s economics. Over the next 12 months we intend to complete additional work on mining and processing options. We also intend, in conjunction with this work, to conduct an assessment of permitting and environmental issues. We have budgeted $500,000 for the planned work. Although a preliminary scoping study carried out on the Ortiz gold property yielded promising results with respect to potential economic viability, substantial additional feasibility work and expenditures are required to demonstrate economic viability. We currently have not established proven or probable reserves on the Ortiz gold property.

Location and Access. The Ortiz Mine Grant, over which we hold a lease on the mineral estate underlying 57,267.04 acres (90 square miles) of segregated surface estate, is located 30 miles by road northeast of Albuquerque, in Townships 12, 13 and 14 North, Ranges 7 and 8 East, N.M.P.M., Santa Fe. County, New Mexico. The villages of Golden, Madrid and Cerrillos, with a combined population of less than 1,000 people, lie in and adjacent to the Grant. Paved New Mexico Highway 14 traverses the western portion of the Grant. The main line of the Santa Fe Railway crosses the northeast corner of the Grant. A network of unimproved ranch roads provides access to the various land holdings. High-voltage electric power lines cross the southern part of the Grant.

Terrain in the Grant is hilly to mountainous, with elevations ranging from 6,000 feet in the valleys to nearly 9,000 feet in the Ortiz Mountains. Annual participation averages 12 inches. Vegetation is sparse but varied as is typical of the high deserts of the Southwest.

The Grant is largely undeveloped and population is sparse. The land is utilized mainly for cattle grazing. Other activities include limited subdivision development in the northern part of the Grant, and mine reclamation work at the former Gold Field Ortiz (Cunningham Hill) mine site.

Figure X.2

Claim Boundary Map
[map to be inserted here]

Cerrillos
Galisteo
Madrid
Sandoval County
Santa Fe County
T14N
T13N
T12N
R07E
R08E
R09E
Cunningham Hill
Carache Canyon
Lukas Canyon
14
Golden
Ortiz Mine Grant
Ortiz Mountains
San Pedro Mountains
SANDOVAL CO
BERNALILLO CO
SANTA FE CO
N
0
1
2
Miles

Farmington
Santa Fe
Ortiz Mine Grant
Albuquerque
Clovis
Roswell
Las Cruces

LOCATION - ORTIZ MINE GRANT

Mineral Title. On August 1, 2004, we entered into an option and lease agreement with Ortiz Mines, Inc., a Missouri corporation, whereby we acquired exclusive rights for exploration, development and mining of gold, silver, copper and other minerals on 57,267 acres (approximately 90 square miles) of the Ortiz Mine Grant in Santa Fe County, New Mexico. We paid an initial sum of $20,000 for a six-month option, and on February 1, 2005, paid the additional sum of $30,000 in order to exercise the option and enter into the lease and also to satisfy the obligation of the first year’s lease payment. On February 1, 2006, we paid $71,184 for the second year’s lease payment (through January 31, 2007). On February 1, 2007, we paid $100,218 for the third year's lease payment through January 31, 2008. The lease provides for an initial term of seven years (12 years in certain circumstances), continuing year-to-year thereafter for so long as we are producing gold or other leased minerals in commercial quantities and otherwise are performing our obligations under the lease. Among other terms, the lease provides for annual lease payments that escalate per acre of ground we retain under lease; a sliding-scale production royalty varying from 3% to 5% depending on the price of gold; the requirement that we comply with governmental permitting and other regulations; and other terms common in mining leases of this type. The Ortiz gold project is subject to a property identification agreement between us and our President and Chief Executive Officer. See “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

History of Mining and Exploration. Prospecting and mining of gold and silver in the Ortiz area dates to the arrival of the first European (Spanish) settlers in 1598. Significant gold production from Ortiz placers dates to 1821. By 1832 several veins and low-grade gold deposits had been discovered. In 1833 the Ortiz Land Grant, an area about 10.7 miles square centered on the Ortiz gold vein, was registered and possession given by the First Alcade of the City of Santa Fe. By the early 1840’s, mining at the small underground Ortiz Mine had ceased. In the late 1800’s and early 1900’s, sporadic attempts at commercial mining of lode and placer gold deposits were unsuccessful due to lack of water and/or low grades. Total pre-1980 mine production has been estimated as about 100,000 ounces of gold.

The entire Grant was validated by the United States in 1860 under the terms of the Treaty of Guadalupe Hidalgo. The owners received fee simple title to the surface and minerals and the area became known as the Ortiz Mine Grant. Subsequently the Grant changed hands and the surface was sold subject to reservation of the mineral estate. In 1959 the mineral-interest owners and associates formed Ortiz Mines, Inc. for the purpose of promoting and marketing the mineral estate.

In 1973, Consolidated Gold Fields leased the eastern portion of the Grant from Ortiz Mines, Inc. and developed and mined the Cunningham Hill deposit (Ortiz Mine). In the period 1980-1986, Gold Fields produced approximately 250,000 ounces of gold from an open-pit, heap-leach operation.

From 1972 through the early 1990’s, several companies operating under lease with Ortiz Mines, Inc. carried out exploration and pre-development activities in the western portion of the Grant. These companies included Conoco, Inc., LAC Minerals (USA), Inc. and the LAC-Pegasus Joint Venture. Expenditures by these groups are estimated to have exceeded $40 million. Drilling resulted in the identification of several deposits estimated to contain in the aggregate approximately 2 million ounces of gold.

The LAC-Pegasus Joint Venture carried out the majority of the work in the western portion of the Grant, from 1989-1992. The Joint Venture focused on two deposits in the southwestern part of the Grant, namely the Carache Canyon (“Carache”) and Lucas Canyon (“Lucas”) deposits. These two deposits were the subject of 386,000 feet of core and reverse-circulation drilling, metallurgical testing and pre-feasibility studies carried out by the LAC-Pegasus Joint Venture and by consulting firms and contractors engaged by the Joint Venture.

Independent Mining Consultants, Inc. (“IMC”), an independent geological engineering firm, was engaged by the LAC-Pegasus Joint Venture to audit estimations of the quantities and grades of in-place mineralized material at the Carache and Lucas deposits and to prepare conceptual open pit mine plans based on a gold price of $385 per ounce. In 1992, IMC estimated the Carache gold deposit, within the boundaries of a conceptual open pit, to contain mineralized material of 11.8 million tons grading 0.060 ounces of gold per ton, for 706,700 ounces of contained gold. IMC estimated the Lucas gold-copper deposit, within the boundaries of a conceptual open pit, to contain mineralized material of 7.6 million tons grading 0.043 ounces of gold per ton and 0.22% copper, for 325,600 ounces of contained gold and 33,440,000 pounds of contained copper.

A 1990 pre-feasibility study produced by the LAC-Pegasus Joint Venture concluded that at gold prices of $325 per ounce or higher, economics would be positive for open-pit, heap-leach mining of the approximately 1.0 million ounces of gold contained in the Carache and Lucas conceptual pits. The study also concluded that the project had upside potential to increase both the quantity and grade of contained gold mineralization. However, the study listed several areas of concern that must be addressed before a production decision could be made, chief among them permitting difficulties to be overcome, water rights to be obtained and bulk sampling to be completed.

In 1989, the LAC-Pegasus Joint Venture started a decline adit into the Carache deposit for the purpose of bulk sampling and to provide drilling access for shallow and deep exploration targets. However, after advancing 1719 feet the decline was halted due to a temporary water inflow coupled with regulatory and permitting issues. In the face of a declining gold price, mining development of the Carache or Lucas deposits did not proceed, and the project ultimately was cancelled and the lease returned to Ortiz Mines, Inc. Subsequently, no additional exploration was carried out and the property remained dormant until we leased it in August 2004.

Geology and Mineralization. The 90 square-mile Ortiz Mine Grant is underlain by mid-Tertiary monzonite and latite porphyry stocks, plugs, dikes and sills that have intruded Paleozoic to early-Tertiary sedimentary rocks. The intrusive rocks are part of the Ortiz Porphyry Belt, which comprises from north to south, the Cerrillos Hills, the Ortiz Mountains, the San Pedro Mountains, and South Mountain. Structurally, the Grant straddles the Tijeras-Canoncito fault system, a northeast trending zone of fault-bounded horsts and grabens. This fault zone is a segment of a deep-seated crustal break that has been active intermittently since Precambrian time and has provided a zone of weakness for the emplacement of granitic magmas and associated mineralization. Late-stage volcanism resulted in the formation of breccia pipes and zones of intense fracturing that provided access for hydrothermal fluids carrying gold, silver, tungsten, molybdenum and base metals.

The Ortiz Porphyry Belt exhibits a number of styles of mineralization that occur in a variety of geologic settings:

  Gold-tungsten mineralization in a breccia pipe at Cunningham Hill adjacent to a volcanic vent, the Ortiz diatreme.
  Gold mineralization associated with a collapse breccia at Carache Canyon.
  Copper and gold disseminated in stockworks and fractures in monzonite at the Cunningham Gulch (gold) and Cerrillos (copper-gold) deposits (bulk tonnage low-grade “porphyry”-type deposits).
  Copper – gold skarns in calcareous rocks at Lucas Canyon and San Pedro.
  Lead – zinc – silver veins at the Cash Entry and other old mines north of Cerrillos.
  Lead – zinc – silver pipe-like mantos in limestone at the Carnahan mine, San Pedro area.
  Molybdenite in stockworks and fractures in the San Lazarus monzonite stock, San Pedro area.
  Placer gold deposits on Cunningham Mesa, on the northern pediment of the San Pedro Mountains, and in most of the arroyos draining the Ortiz and San Pedro Mountains.

At the Carache gold deposit, relatively coarse-grained free gold is contained in open space fractures developed in four gently dipping andesite porphyry sills and a sandstone unit around the collapsed margins of a breccia pipe. At the Lucas gold-copper deposit, mineralization occurs in garnet skarn developed in a limestone unit, the outcropping portion of which forms a dip slope at the surface.

We believe that the Ortiz Mine Grant holds significant potential for additional discoveries, and several partially tested prospects have been identified, three of which have been shown by drilling to contain respectively 60,000, 60,000 and 105,000 ounces of gold. About half the Ortiz Mine Grant is covered by Quaternary gravels derived from the outwash of adjacent mountains. Exploration targets may also exist beneath the gravel cover.

Scoping Study of the Carache and Lucas Gold Deposits. In October 2005, we commissioned Mineral Advisory Group, LLC (“MAG”) of Tucson, Arizona, an independent geological engineering firm, to carry out an engineering review and scoping study of the Carache and Lucas gold deposits, utilizing as a technical base the information generated by the LAC-Pegasus Joint Venture in 1989-1991. MAG’s study, which was completed in December 2005, assessed various processing options for development and provided estimations of capital and operating costs for each option. It also included an economic analysis complete with sensitivities on gold price, capital and operating costs. The MAG report was prepared in accordance with different standards than those prescribed by rules of the SEC. The SEC only permits the disclosure of proven or probable reserves, which in turn, require the preparation of a feasibility study demonstrating the economic feasibility of mining and processing the mineralized material. We have not received a feasibility study with regard to our Ortiz property. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS DESCRIBED IN THIS PROSPECTUS WILL EVER BE CONVERTED INTO RESERVES.

The processing options MAG analyzed included heap leaching, ball milling/gravity concentration, and high pressure grinding rolls/gravity concentration (“HPGR option”). The optimum processing route was identified as the HPGR option. The HPGR option was estimated to be able to achieve a gold recovery of 90% employing simple gravity concentration while minimizing capital and operating costs. As compared to heap leaching (the processing route previously advanced by the LAC-Pegasus Joint Venture), the HPGR option also potentially would have advantages with respect to environmental disturbance and permitting in that the area of surface disturbance would be smaller, chemicals would not be required in processing and there would be less water usage.

Based on pre-1990 drilling estimations by the LAC-Pegasus Joint Venture, mineralized material from the two deposits totals 29.1 million tons averaging 0.035 ounces of gold per ton at a cut-off grade of 0.01 ounces per ton, containing 1,027,818 ounces of gold, within the boundaries of two conceptual pits previously designed by the LAC-Pegasus Joint Venture using a gold price of $385 per ounce. MAG’s scoping study assumed this material would be mined at the rate of 3 million tons per year. The average stripping ratio (waste-to-mineralized material) was calculated as 2.6: 1.

MAG’s financial model estimated production would total 925,036 ounces of gold over 10 years at an average estimated operating cost of $230 per ounce of gold recovered. The capital cost, assuming contract mining, was estimated as $38.2 million.

At a gold price of $450 per ounce, MAG’s financial model estimated net operating pre-tax cash flow (after deductions for refining charges, royalty payments and depreciation) would total $139.5 million over the assumed mine’s ten-year life, and estimated the IRR would be 33.8% . At a gold price of $500 per ounce, net operating pre-tax cash flow was estimated to increase to $180.9 million. Sensitivity analyses showed that a variation in gold price is the dominant factor affecting the financial indicators, IRR and NPV.

MAG’s report concluded, “The financial conclusions drawn from this study indicate a very favorable project employing High Pressure Grinding Rolls with gravity recovery and contract mining.” The report also stated that upside exists in estimations of mineralized material in both contained ounces of gold and grade, as had been concluded previously by the LAC-Pegasus Joint Venture.

Permitting. Mining and processing operations at the Ortiz gold property would require permits from the state and federal governments and also would be subject to county regulations. We have not applied for or obtained such permits. We may be unable to obtain such permits in a timely manner, on reasonable terms, or at all. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving such permits, any timetable and business plan for development and mining of the Ortiz gold property could be adversely affected.

Work Program. As the next step in our evaluation of the mining potential of the Carache and Lucas deposits, we plan to conduct additional studies in an attempt to further enhance the project’s economics. The work is anticipated to include redesign of the conceptual open pits employing higher (current) gold prices, and determination of the effect of using a higher cut-off grade in the mine plan. Improvements to be assessed, if any, would be in a greater total number of ounces of gold contained, in an increase of the average grade processed, and in a decrease in the operating cost per ounce of gold produced.

Over the next 12 months, we plan to continue assessment of mining and processing options for the Carache and Lucas deposits with the objective of formulating an optimized development and operating plan. We also intend to begin an assessment of permitting and environmental issues, which will be important for successful mining development. We expect this work to form a sound position upon which to formulate plans and budgets for advancement of the Carache and Lucas gold deposits. We also plan to continue evaluation of the large 90 square mile area under lease for its exploration potential for new discoveries of gold and copper deposits. In this regard, we will continue to rely on the large quantity of existing geological, geochemical, geophysical and drilling information that we have under our control.

We have budgeted $500,000 for the work to be carried out over the next 12 months.

Our Black Canyon Mica Project

Background. In 1999 we acquired the Black Canyon mica project from Arizona Mica Properties, Inc., a private Arizona corporation. In 2001 and 2002, we constructed a crushing and concentrating plant at the Black Canyon mine site north of Phoenix, Arizona, and a mica grinding and processing facility in Glendale, Arizona. The mine operated with limited throughput for several months in 2002. In November 2002, due to under-capitalization and economic constraints, we suspended crushing and concentrating activities at the Black Canyon mica mine. After the suspension of operations, limited production, marketing and sales continued through 2005 at the Glendale mica processing facility using inventoried mica. On November 3, 2006, we sold all of our ownership interests in our Glendale, Arizona location. The sale included approximately five acres of land, a 5,000 sq. ft. office building and an 18,000 sq. ft. mill building. Under the terms of the sale, we retained ownership of the mica processing equipment installed in the mill building. In January 2007, we removed the mica processing equipment from the Glendale plant and placed it into storage. We intend to seek a joint venture partner to contribute the approximately $6.0 million required to fund the relocation of the mica processing equipment and re-opening and enhancement of the Black Canyon mica project, or alternatively, intend to sell the project.

Location and Access. The Black Canyon mine is located about 30 miles north of Phoenix, Arizona, 3.5 miles west-southwest of Black Canyon City. It can be reached via U.S. Interstate 17, which connects Phoenix with Flagstaff, and by a connecting dirt road for the last eight miles. The Glendale processing plant was located in an industrial area on the west side of Phoenix, Arizona, 47 miles to the south of the mine site.

Figure X.3

Claim Boundary Map
[map to be inserted here]

N
Black Canyon Property
BLACK CANYON CITY
YAVAPAI COUNTY
MARICOPA COUNTY
Agua Fria River
Lake Pleasant
17
101
51
10
Glendale Plant
GLENDALE
PHOENIX
0
3
6
12
Miles
FLAGSTAFF
PARKER
GLENDALE
PHOENIX
YUMA
TUCSON

LOCATION - BLACK CANYON PROPERTY
- GLENDALE PLANT

Mineral Title. Our property holdings at and around the Black Canyon mine consist of 67 Federal unpatented mining claims in Yavapai County, Arizona and 9 Federal unpatented mill site claims in Maricopa County, Arizona, which in total cover approximately 1,385 acres. The claims are located on public land and held pursuant to the General Mining Law of 1872. We fully own the mining rights and believe the claims to be in good standing in accordance with the mining laws of the United States.

Additional details of our claims are as follows: In Yavapai County, the claims are Spencer Nos. 1-43, 77, 79, 122-127, 146-153, 155, 157, 184, and 186-190, located in Sections 12, 13, 14, 23 and 24, Township 8N Range 1E and Sections 6, 7 and 8, T8N R2E, and recorded by the Bureau of Land Management on 2/25/1999 and by Yavapai County on 2/26/1999. In Maricopa County, the claims are Mica Mill Site Nos. 12, 14, 16, and 19-24, located in Sections 27 and 28, T8N R2E, and recorded by the Bureau of Land Management on 9/17/1999 and by Maricopa County on 9/20/1999.

In order to maintain our claims in good standing, we must pay annual assessment fees to the Bureau of Land Management and record the payment of rental fees with Yavapai and Maricopa Counties. Annual assessment and recording costs total approximately $10,000. We have paid the required fees for the 2007 and 2008 assessment years (September 1, 2006 through August 31, 2008).

Mining and Processing Facilities. The Black Canyon project formerly consisted of two integrated operating facilities. The mine site west-southwest of Black Canyon City contains the ore reserves. The crusher, the concentrator and the feldspathic sand plant are located at the mine site. These facilities depend on diesel generators for power. Our plans call for mining to be carried out by conventional open pit methods. The ore would be trucked from the pit and delivered to a nearby stockpile located adjacent to the crusher and concentrator. Mica flakes would be separated from the pegmatite host rock in a process that involves multi-stage crushing and screening to -3/16” size. Mica would be concentrated from the crushed material utilizing air classifiers. The resulting concentrate, containing 95% mica, would be trucked to the processing plant for further processing.

In the mica concentrating process at the mine site, the majority of the crushed host rock, which otherwise would be discarded as waste, would be converted into feldspathic sand for sale into the local Phoenix market. Processing of the feldspathic sand would involve screening and magnetic separation to yield sand fractions of various sizes. The sand products would be either bagged for shipment or trucked in bulk to customers.

During 2002-2004, we processed mica concentrate at the 5-acre Glendale plant and office site on the west side of Phoenix. The processing was designed to achieve the desired product sizes and meet the quality requirements of the market place. The plant was housed in an 18,000 square foot steel framed building, where equipment was installed for wet grinding, dewatering, drying, and air classification and bagging. The final products were placed into 50-pound bags or into 1000-pound supersacks ready for shipment to customers.

Operations at the mine site were suspended in November 2002. The mica processing equipment was removed from the Glendale plant in January 2007. We are seeking a joint venture partner to contribute new funding in the amount of $6.0 million to install the mica processing equipment at a new location and to upgrade and expand the mining and processing facilities in order to reach planned capacity and to provide working capital. These expansions are required in order to achieve the higher throughput necessary for sustained economic operation. Alternatively, we are seeking to sell the project.

Permits. In 1999, we obtained approval for the Black Canyon Plan of Operations from the Bureau of Land Management and the State of Arizona. An Environmental Assessment, Clean Water Act Permit and Air Quality Procedures were all approved. An Aquifer Protection Permit was not required because processing operations at the mine site did not propose the use of water.

Geology and Mineralization. The mica deposits occur as pegmatite dikes cutting Precambrian schist and granite. These dikes are steeply dipping tabular bodies, continuous along strike and with depth. The main pegmatite dikes are hosted by the schist and have a northeasterly trend parallel to the structural grain of the schist. Because the light colored pegmatite dikes are more resistant to weathering than is the enclosing schist, the dikes stand out at the surface as elongated light colored ridges relatively easy to discern and to map geologically.

In the area of the drilled ore reserves, a concentration of pegmatite occurs as a dike swarm and as massive irregular bodies of pegmatite. An associated major structure, the Central Pit fault, appears to have created a zone of dilation that provided open space for intrusion of the pegmatite. Drilling has identified seven individual dikes that range from approximately 4 feet to over 20 feet in thickness. At the surface, massive pegmatite crops out over a width exceeding 50 feet.

The minerals of potential economic value are all found associated with the pegmatite dikes, and consist of muscovite mica, feldspar and silica. Muscovite mica, the principal commodity, constitutes a major accessory mineral of the pegmatite dikes and is ubiquitous in the pegmatite. Based on visual estimates of drill core, the content of muscovite in the pegmatite ranges from 5% to 35%. The muscovite is light to whitish green in color and occurs as discrete, coarse-grained inclusions as well as fine-grained disseminations in the pegmatite. Feldspar and silica, by-products of the proposed mining operation, make up most of the remaining component minerals of the pegmatite on about a 1:1 ratio.

Ore Reserves. In 1998 and 1999, based on geologic mapping, we drilled 41 inclined core holes and collected 59 samples of pegmatite exposed on the surface, at two central locations. The drill holes and surface samples were spaced approximately 50 feet apart. The holes ranged from 200 to 600 feet in length, and drilling totaled 13,070 feet. The drilling covered only a small portion of the zones of outcropping mica-bearing rocks mapped on our mining claims.

Mintec Inc., an independent geological engineering firm, analyzed our drilling and sampling results, designed the mining plan and calculated ore reserves. In-place mining reserves for the pit design were calculated as 2,399,500 tons of proven ore grading 7.54% mica and 1,527,200 tons of probable ore grading 7.37% mica, for total reserves of 3,926,680 tons of ore grading 7.48% mica, at a cutoff grade of 2.47% mica. Approximately 60% of the mica contained in these reserves is expected to be recoverable after losses due to mining and beneficiation.

Mica. Our mineral reserves contain high quality muscovite or “white mica”. Mica is a mineral characterized by crystals that can be easily split into thin elastic sheets and is valued for its unique combination of chemical, physical, electrical, thermal and mechanical properties. Muscovite exhibits perfect cleavage, flexibility and elasticity, infusibility, low thermal and electrical conductivity, high dielectric strength, light weight, good insulating characteristics, and is stable when exposed to moisture, light and high temperatures. Because of these properties, muscovite has found widespread application in plastics, automotive coatings, cosmetics, paints, catalysis and composite formulations. We plan, once adequate financing is obtained, to produce 10,000 tons (20 million pounds) annually of premium wet-ground mica and intend to penetrate existing markets and to establish our own markets in plastics, cosmetics and ultra-micronized applications.

In fiscals 2005 and 2004, we sold a portion of the mica we produced and retained a portion in inventory. We sold mica products, on a limited basis, to customers in the plastics and cosmetics industries and for other specialized applications. In addition, other potential consumer conducted trial tests of our mica products.

Feldspathic Sand. Our feldspathic sand was produced as a by-product of mica concentration and was screened and sized for sale into the Phoenix construction and recreational markets. Products included golf course bunker sand and sand used in stucco, mortar and other specialized construction applications. We plan, once joint venture financing is obtained, to produce 180,000 tons of feldspathic sand products annually.

Currently sand producers in California and Nevada supply sand to the Phoenix manufactured sand market. Because the material has to be trucked long distances in order to reach Phoenix, trucking costs are significant and constitute a substantial proportion of the final selling price. We believe that the location of our Black Canyon mine only 30 miles from Phoenix may provide us with a transportation cost advantage over competitors who import sand into Arizona.

We have sold no feldspathic sand since 2003, when we sold our inventory to customers in the Phoenix area.

Work Program. Over the next 12 months, we plan to seek a joint venture partner to contribute $6.0 million in new funding necessary to advance the Black Canyon mica project to full production. The new funding would be used to install the mica processing equipment at a new location and to upgrade and expand the mining and processing facilities in order to reach planned capacity and to provide working capital. These expansions are required in order to achieve the higher throughput necessary for sustained economic operation. If funding were to become available, we estimate positive cash flow could be achieved in approximately twelve months. As an alternative to arranging the $6.0 million of new funding required for production, we are seeking to sell the project.

Our Planet Micaceous Iron Oxide (“MIO”) Project

Overview. The Planet property consists of thirty-one patented mining claims totaling 523 acres located in western Arizona. In September 2002, we leased the Planet property from New Planet Copper Mining Company for its potential to produce micaceous iron oxide (“MIO”). MIO is an uncommon flake-like form of crystalline hematite (Fe2O3) valued for the anti-corrosive properties it contributes to coatings formulated to protect structural steelwork. The lease gives us the exclusive rights for a period of 20 years to explore and develop minerals on the property. Terms of the lease include monthly payments of $1,500; an option to purchase the property for $250,000; and a production royalty of 5%.

We believe the results of work to date indicate the Planet property contains a MIO deposit significant in grade and tonnage. The deposit appears to have characteristics favorable for the production of MIO from open pit mining. Preliminary metallurgical work suggests that with upgrading, a quality MIO product can be produced. For these reasons, we believe the project appears to exhibit potential for eventual production. However, as is characteristic of industrial mineral operations, marketing would play a critical role in the success of any new MIO operation and is identified as an important risk factor for successful development. We plan to continue pre-feasibility assessment of the Planet project.

Location and Access. The Planet property is located in the northwest corner of La Paz County, west central Arizona. It lies just south of the Bill Williams River twelve miles above its junction with the Colorado River. The property is reached by road, either via the Swansea gravel road, twenty-eight miles north from the town of Bouse; or via the Osborne Well paved and gravel road, twenty-five miles east from the town of Parker.

The topography of the property is rugged, with hills 100 to 500 feet high cut by numerous steep-sided canyons. Average elevation is 800 feet. The desert climate is typical of western Arizona, hot and dry in summer but mild in winter. Vegetation is sparse and confined mainly to the bottoms of the larger drainages.

The project is well served by existing infrastructure for both construction and operation. All-weather roads connect the Planet property to the town of Parker, situated on the Colorado River with a population of about 4,000. Highways connect Parker to two east-west interstate trucking routes, I-10 and I-40, respectively 35 miles to the south and 60 miles to the north. Parker also is served by the Arizona & California Railroad, which is part of the national rail system.

Electric power, water and other infrastructure are readily available at industrial sites in Parker. Fabrication and construction services, and a wide range of commercial and support services also are available in Parker and other nearby communities. We believe the labor force required for any plant operation could be sourced locally.

Figure X.4

Claim Boundary Map

Lake Havasu
Bill
Williams
River
Planet Property
MOHAVE COUNTY
LA PAZ COUNTY
CALIFORNIA
ARIZONA
River
Colorado
PARKER
Road
Well
Osborne
95
72
Swansea Road
BOUSE
FLAGSTAFF
PARKER
GLENDALE
PHOENIX
YUMA
TUCSON
N
0 2 4 8
Miles

LOCATION - PLANET PROPERTY

Mineral Title. The property consists of thirty-one patented mining claims totaling 523 acres, comprising an area 3,600 feet wide by 8,000 feet long. We leased the property in September 2000 from the underlying owner, New Planet Copper Mining Company, for its potential to produce MIO. The lease gives us exclusive rights for a period of 20 years to explore, develop and mine copper, gold and other minerals. Terms of the lease include monthly payments of $1,500; an option to purchase the property for $250,000; and a production royalty of 5%. On March 21, 2007, we commenced an action in the Superior Court of the State of Arizona against New Planet Copper Mining Company, seeking to confirm that our lease remains in good standing. See below under “Legal Proceedings”.

In August 2003, we assigned, for the sum of $5,000, our right, title and interest in and to our lease with New Planet Copper Mining Company to Metallica Ventures, LLC, a corporation controlled by our current President and Chief Executive Officer, who was a consultant to us at the time of the assignment. We retained an option to reacquire 25% of the lease for an amount equal to 25% of the expenditures on the property from the date of assignment through the date of the exercise of the option. In September 2005, Metallica Ventures LLC reassigned to us, for consideration of $10,000 and the issue of 2,000,000 unregistered shares of our common stock, its right, title and interest in and to the lease with New Planet Copper Mining Company.

History of Mining and Exploration. The Planet deposit was worked for its copper value from 1863 until l884, and then intermittently through the early 1900’s. Several shafts were sunk and 8,000 feet of underground workings were developed. High-grade copper ore was extracted and shipped to Swansea, Wales, and to San Francisco. The last mining activity took place between 1915 and 1918 when all remaining high-grade ore was mined and shipped. In total, the property produced approximately 50,000 tons of ore grading 10% copper.

Between 1942 and 1944, the U. S. Bureau of Mines investigated the quantity and quality of mineralized material containing iron oxide at the Planet deposit. This work was conducted as part of the wartime evaluation of potential domestic sources of strategic minerals, including sources of iron ore for the steel industry. The Bureau carried out geologic mapping and sampling, and conducted drilling programs utilizing both churn and diamond drilling methods. The information that resulted from this work was compiled and recorded in Report of Investigations 3982, “Exploration of the New Planet Iron Deposit”. We believe that the information is reliable and of good quality. In 1945, it was used by the Bureau to calculate the tonnage and grade of mineralized material containing iron oxide at the Planet deposit.

Work Program. Work completed by Azco and Metallica Ventures LLC included recovery and surveying of the U. S. Bureau of Mines drill holes from 1942-1944; aerial photography and production of orthophotographs and topographic base maps; compilation of a comprehensive digital database and construction of a computerized block model incorporating all geological, geochemical and assay data; estimations of tonnage and grades of mineralized material containing iron oxide; design of conceptual open pits; preliminary metallurgical testing of MIO material; studies of MIO markets; and conduct of scoping studies to assess the project’s potential for production.

We plan to continue pre-feasibility assessment of the Planet project.

Geology and Mineralization. At the Planet deposit, MIO deposits associated with a mid-Tertiary, flat-lying, regional detachment fault are found in the Triassic Buckskin Formation. Rocks in the upper plate above the fault are composed of schist, limestone, hydrothermal carbonate and quartzite. Lower-plate rocks are gneisses. The upper and lower plates are separated by fault breccias up to 60 feet thick. The main mineralized bodies at the Planet deposit are found in the lower part of the upper plate, adjacent to and above the detachment fault. They occur as tabular replacements of hydrothermal carbonate, limestone and schist. The overall trend of the mineralized bodies is north fifty-five degrees east, and the plunge is eight to nine degrees to the southwest. Individual bodies dip ten to twenty degrees to the northwest.

The mineralized bodies form discontinuous lenses, irregular bodies and veins that individually are as much as 700 feet long, 250 feet wide, and 50 feet thick. Mineralized material consists dominantly of specularite and massive hematite with some limonite, malachite, azurite, chrysocolla, and a little pyrite, chalcopyrite, bornite, gold, and silver. Associated minerals include quartz and calcite. The mineralized material is very hard at the surface and to a depth of ten feet, but underground it is soft and powdery.

The U. S. Bureau of Mines and Azco each has estimated the quantities and grades of mineralized material containing iron oxide at the Planet deposit. In 1945, the Bureau of Mines estimated the deposit contained 1.4 million tons averaging 60 percent iron (85.8% Fe2O3). The Bureau based this estimation on work it had carried out during 1942-1944, including drilling of twelve churn holes aggregating 3,742 feet, and ten diamond holes totaling 569 feet; and mapping, surveying, and sampling of surface outcrops and underground workings.

Our new, more detailed estimations employed computerized analytical methods and construction of a block model. We estimated that a total of 1.4 million tons of mineralized material grading 44.4% iron would be contained in three conceptually designed open pits. In carrying out our study, we compiled a comprehensive digital database incorporating relevant information from all sources. The database relied heavily on the information available from the Bureau of Mines, including geologic and assay data from drill holes, and results of surface and underground channel sampling. The database contained new survey information that tied the locations of drill holes and underground workings to accurate topographic maps generated from aerial photographs.

The SEC only permits the disclosure of proven or probable reserves, which in turn, require the preparation of a feasibility study demonstrating the economic feasibility of mining and processing the mineralized material. We have not received a feasibility study with regard to our Planet property. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF MINERAL DEPOSITS DESCRIBED IN THIS PROSPECTUS WILL EVER BE CONVERTED INTO RESERVES.

Conceptual Mining and Processing Plan. As presently conceived, the Planet mining and processing operation would involve open-pit mining of MIO ore, primary crushing of the ore at the mine site, and trucking of the crushed ore approximately twenty-five miles to a processing plant to be located at an industrial site near Parker. At the plant site, metallurgical processing would be straightforward, and based on results from preliminarily metallurgical testing, would include grinding, classification, selective flotation or other method of separating the MIO, filtration and drying to yield recovery of MIO and red iron oxide, a secondary product. A stockpile of ore sufficient for plant operation would be maintained at the plant site. Because only small tonnages of ore would be needed during the early years of operation, we believe mining and related activities would be carried out most efficiently on a periodic, campaign basis utilizing outside contractors. The project is well situated with respect to development infrastructure and transportation networks. MIO mineralized material is non-toxic and we see no significant environmental issues that would hinder development.

Micaceous Iron Oxide. MIO is an uncommon flake-like form of crystalline hematite (Fe2O3) valued for the anti-corrosive properties it contributes to coatings formulated to protect structural steelwork. MIO improves UV stability, adhesion, surface tolerance and abrasion resistance, and significantly increases coating life. It also has the advantage of being non-toxic to the environment. In Europe and Asia, MIO is the most important barrier pigment used to protect structural steelwork from corrosion. For many years it has been employed with outstanding success on bridges, oilrigs, transmission towers, pipelines, storage tanks, industrial plants and structural steelwork of all descriptions. The Eiffel Tower and Sydney Harbor Bridge are two examples.

Based on limited available market data, world production of MIO is estimated as around 20,000-30,000 tons (40-60 million lbs) annually, of which Europe and Asia consume over eighty percent. Prices are quoted in the range $0.40 -$.60 per pound for top quality material. Commercial deposits of high quality MIO are geologically rare. One supplier from underground mines in Austria has dominated the world market for many years; however, production from that source has been declining. Elsewhere around the world, production comes from only a handful of suppliers, operating on a small scale and, we believe, at high production costs.

The United States uses only a relatively small amount of MIO pigment as compared to other regions of the world. We believe that lack of a domestic source of MIO has forced U. S. paint manufacturers to depend on imports and has restricted market expansion. The Planet project, if developed, would establish a domestic source of MIO pigment.

Employees

We currently have two full time employees, one of whom serves as our President and Chief Executive Officer. These individuals devote a majority of their business time to our affairs. We engage consultants and independent contractors in connection with the exploration and development of our mining properties.

Office Facilities

We lease offices at 1128 Pennsylvania NE, Suite 200, Albuquerque, New Mexico 87110, totaling approximately 2,300 square feet. We believe this space is adequate for our needs for the foreseeable future.

Competition

Many companies are engaged in the exploration and development of mineral properties. We are at a disadvantage with respect to those competitors whose technical staff and financial resources exceed ours. Our lack of revenues and limited financial resources further hinder our ability to acquire additional mineral interests.

Legal Proceedings

On March 21, 2007, we commenced an action in the Superior Court of the State of Arizona against New Planet Copper Mining Company (“New Planet”), from whom we lease our Planet micaceous iron oxide property, seeking to confirm that our lease remains in good standing. Our action against New Planet was in response to a notice of termination of the lease, which followed our refusal to reimburse costs of insurance premiums that New Planet alleges it incurred over two years ago. We believe we are not obligated under the lease to reimburse such premiums and therefore that New Planet’s termination of the lease was improper. Our action seeks both declaratory judgment that the lease is in full force and effect and can not be terminated by New Planet, and $50,000 in damages for New Planet’s breach of the lease. We intend to vigorously pursue our claims.

On June 27, 2006, Montgomery Equity Partners, Ltd. (“Montgomery”) filed an action against us in the Superior Court of New Jersey, alleging it is the assignee of a promissory note executed in January 2003 by us in favor of Cornell Capital Partners, LP (“Cornell Capital”) and seeking a judgment for unpaid principal of $73,145, unpaid interest of $57,522 and award of attorneys’ fees and expenses pursuant to the terms of the note. On September 29, 2006, we filed an answer and counterclaim against Montgomery, Cornell Capital and their affiliate, Yorkville Advisors, LLC, denying liability and asserting claims for fraudulent inducement and breach of good faith and fair dealing. Our claims arise out of a June 2002 transaction underlying the note, and seek a declaration that the note is invalid and unspecified damages and other relief. In our financial statements, we have recorded the amounts due under the line of credit and accrued interest payable. In May 2007, we reached a settlement agreement with Montgomery, Cornell Capital and Yorkville Advisors, LLC, pursuant to which the parties settled all outstanding issues. Under the settlement agreement, we agreed to pay Montgomery $75,000, comprising $35,000 paid upon execution of the settlement agreement and $40,000 to be paid in monthly increments over 18 months.

In June 2002, we received a demand for arbitration filed by iCapital Corporation (“iCapital”) seeking $144,000 in relief due to failure to pay under a June 2001 financial consulting agreement. On September 18, 2003 the American Arbitration Association awarded iCapital $144,000 plus $5,000 in attorney’s fees as full settlement of the claim. Under the terms of the award, we had 30 days to remit the amount of the award, after which interest accrued at 5% per annum. On November 15, 2004, we agreed with iCapital to settle the approximately $150,000 amount owed, by the issue to iCapital of unregistered shares of our common stock in six $25,000 increments over a period of six months beginning December 1, 2005, the number of shares to be issued monthly to be calculated on the basis of the market price of our stock at the time issued. A total of 153,012 shares were issued during the period December 1, 2005 – May 1, 2006, in full satisfaction of the agreement.

In January 1999, the trustee in bankruptcy proceedings against Eagle River International Limited, our former partner in the WAG - Mali joint venture, served a petition upon us in the Quebec Superior Court, District of Hull, in order to recuperate from us certain subsidiary stock and other assets alleged to have a value of up to $4,300,000. In July 2007, the Company agreed to a proposal from the plaintiffs to drop the case and settle the claim, with a mutual release from all claims related to the Trustee’s Petition. Completion of settlement documentation is pending. The Company paid $7,500 in connection with settlement costs.

Except as disclosed herein, we are not currently subject to any legal proceedings, and to the best of our knowledge, no such proceeding is threatened, the results of which would have a material impact on our properties, results of operation, or financial condition. Nor, to the best of our knowledge, are any of our officers or directors involved in any legal proceedings in which we are an adverse party.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion summarizes our plan of operation for the foreseeable future. It also summarizes the results of our operations for the fiscal year ended June 30, 2007, and compares those results to the year ended June 30, 2006.

Overview

We have received no substantial revenue from the production of gold or other metals since our inception, and historically have relied on equity and debt financings to finance our ongoing operations. Our operations generated a net profit of $345,979 for the year ended June 30, 2007, and a net (loss) of $(5,383,368) for the year ended June 30, 2006. In order to fund operations in the fiscal years ending June 30, 2007 and 2006, we relied on sales of mica totaling $23,438 for the two years, proceeds from the sale of equipment aggregating $52,250 for the two years, equity financing in fiscal 2006 totaling $1,033,241, and in March 2006 and September 2006, the private placement sale of senior secured convertible notes aggregating $3.5 million.

The net proceeds of the private placement of senior secured convertible notes completed in March 2006 and September 2006 were used, in part, to fund the acquisition of our Summit property. The remainder is being utilized as general working capital.

The results of operations for the fiscal years ended June 30, 2007 and 2006 reflect under-capitalization of our Black Canyon mica project, which project requires additional funding to be able to resume production and to achieve sustained profitable operation. We expect results of operations similar to those in 2007 and 2006 to continue in the foreseeable future, and do not expect them to change significantly until such time as additional capital and/or debt resources are secured.

We are dependent on additional financing to continue our exploration efforts in the future and if warranted, to develop and commence mining operations. While we have no current plans or arrangements for this additional capital requirement, we anticipate that we will be seeking additional equity financings in the future.

We anticipate a need for at least $18.0 million over the next 36 months in order to satisfy past commitments, commence mining operations and initiate an exploration program as discussed under the Liquidity and Capital Resources section of this report. If we fail to procure adequate funding on acceptable terms, we may be required to reduce or eliminate substantially all business activities until such time as funding of the projects can be secured on a basis acceptable to us.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. Should we be unable to continue as a going concern, we may be unable to realize the carrying value of our assets and to meet our obligations as they become due.

We have a total accumulated deficit of ($42,981,772) at June 30, 2007. To continue as a going concern, we are dependent on continued fund raising for project development. However, we have no commitment from any party to provide additional capital and there is no assurance that such funding will be available when needed, or if available, that its terms will be favorable or acceptable to us.

Recent Financing

On March 20, 2006, we completed a private placement of senior secured convertible notes, additional investment rights and warrants to five institutional investors for an aggregate purchase price of $2,500,000. We received net proceeds of approximately $2,267,500 after deducting fees and expenses. The convertible notes had a term of 17 months and were to amortize over 12 months beginning on September 1, 2006. Interest on the principal amount outstanding was to accrue at a rate of 7% per annum. The Company may pay principal and accrued interest in cash or, at the Company’s option, in shares of its common stock. If we elect to pay principal and interest in shares of our common stock, the value of each share of common stock will be equal to ninety percent (90%) of the average of the ten (10) lowest daily volume weighted average prices of our common stock during the twenty (20) trading days immediately preceding the date of payment. The holder of each convertible note, at the holder’s option, could convert the note into our common stock at a conversion price of $1.58 per share. We also granted additional investment rights to the investors, giving each the right for 12 months to purchase, under the same terms, an additional convertible note for 50% of the amount initially purchased. We also issued warrants to the note holders, giving the right for a period of 5 years to purchase in the aggregate 791,141 shares of our common stock at a price of $1.58 per share. In connection with the transaction, we were required within 60 days of the closing to file a registration statement with the Securities and Exchange Commission and within 150 days to cause the registration statement to be declared effective.

On September 6, 2006, we amended the terms of the private placement of the senior secured convertible notes that were issued on March 21, 2006. The common stock warrants and Additional Investment Rights held by the investors were also amended. Under the terms of the amendment, the maturity of the convertible notes was deferred from August 31, 2007, to January 1, 2008. The convertible notes amortize over 12 equal monthly installments and the date of the first installment was extended from September 1, 2006, to February 1, 2007. Interest on the principal amount outstanding remain at the rate of 7% per annum and begins to accrue from February 1, 2007. Interest is payable on the last day of each calendar quarter, beginning on March 31, 2007. The price at which the holder of each convertible note may convert the principal and accrued interest amount outstanding under each note into shares of the Company’s common stock was reduced from $1.58 to $1.00 per share. We may pay principal and accrued interest in cash or, at our option, in shares of our common stock under the same terms and conditions as provided for in the March 20, 2006, agreement. In connection with the amendment, the investors agreed to purchase in the aggregate an additional $1,000,000 of notes under the amended terms, bringing the total outstanding principal, including interest and liquidated damages, due under the notes to $3,781,662. The amendment revised the date by which we must file a registration statement with the Securities and Exchange Commission to within 60 days after the date of the amendment and revised the date by which we must cause the registration statement to be declared effective to within 150 days after the date of the amendment.

In connection with the amendment and additional purchase of notes, we issued additional common stock warrants, increasing the number of warrants held by the investors to 1,890,300, extended the expiration date of those warrants to September 6, 2011, and reduced the exercise price of the warrants from $1.58 to $1.00 per share of common stock.

We also granted to the investors Additional Investment Rights, increasing the Rights held by the investors, so that they may purchase up to an additional $1,890,830 of convertible notes, under the same terms and conditions as the amended notes. The Additional Investment Rights are exercisable for a period of 12 months following the date of a registration statement. Upon exercise of the Additional Investment Rights, the holders will also receive 945,416 warrants to purchase common stock. The conversion price of the notes issuable on exercise of the Additional Investment Rights and the price of the warrants issuable under the Additional Investment Rights was reduced from $1.58 to $1.00 per share of common stock.

On February 23, 2007, we agreed with the investors to amend the terms of the private placement of senior secured convertible notes, additional investment rights and warrants issued March 21, 2006, and September 6, 2006. Under terms of the amendment, the date by which we are required to file a registration statement with the Securities and Exchange Commission was extended from November 5, 2006, until April 30, 2007, and the date by which such registration statement is required to be declared effective was extended from February 4, 2007, until July 31, 2007. The investors agreed to forgo all liquidated damages and penalties related to the previous deadlines. We agreed to seek stockholder approval for an increase in our authorized capital, from the authorized limit of 100 million shares, to 200 million shares, and, if necessary, to file additional registration statements. In connection with the amendment, we issued 1,750,000 warrants, giving note holders the right to purchase common stock at a price of $1.25 per share for a period of five years. The amendment also provided for the Company to pay the February 1, 2007, and March 1, 2007, monthly installments in common stock without being subject to Equity Conditions of the Note Agreements, at a reduced conversion price of $0.80 per share rather than the Agreement price of $1.00 per share. On March 26, 2007, we filed the required registration statement, which was declared effective on July 20, 2007. On July 24, 2007, our shareholders approved the increased limit of our authorized capital to 200 million shares.

To date, we have issued 6,259,798 shares of common stock as payment of interest and principal under the notes. As of the date of this prospectus, the total principal amount due under the notes is $945,416.

Recent Developments

At our Annual Meeting held on July 24, 2007, our stockholders approved proposals to amendment our Certificate of Incorporation, as amended; to change our name, formerly Azco Mining Inc., to “Santa Fe Gold Corporation”; and to increase our authorized common stock from 100,000,000 to 200,000,000 shares. Stockholders also approved the election of three directors, approved our 2007

Equity Incentive Plan, and ratified the appointment of Stark Winter Schenkein & Co., LLP as our independent auditors for the fiscal year ending June 30, 2007.

Pursuant to the terms and conditions of our convertible debenture notes, we filed a SB-2 Registration Statement with the Securities Exchange Commission (“SEC”) on March 26, 2007. The Registration Statement became effective on July 20, 2007.

On November 3, 2006, we sold to Muzz Investments, LLC (“Muzz”) our 60% ownership interests in our Glendale, Arizona location. The sale included approximately five acres of land, a 5,000 sq. ft. office building and an 18,000 sq. ft. mill building. Under the terms of the sale, we retained ownership of the mica processing equipment installed in the mill building. In January 2007, we removed the equipment and transported it to a storage site for future use. As part of the transaction, we also agreed to provide for the exercise of 2,550,000 warrants at $0.50 per share granted to Muzz in 2002 and to issue 2,550,000 unregistered shares of our common stock to Muzz. In consideration for our entry into the sale agreement and the issue of the unregistered common stock, Muzz agreed to terminate a 2002 financing lease agreement and to cancel all of our outstanding financial obligations under the lease.

The Muzz transaction eliminated liabilities aggregating approximately $5,575,000, consisting of debt obligations related to the lease aggregating approximately $4,936,500 and a derivative financial liability associated with the Muzz warrants of approximately $638,500 that was reclassified to equity; removed a net book value of property and equipment of approximately $533,000 and deferred lease costs of $86,100; and, in connection with the exercise of the 2,550,000 Muzz warrants, resulted in an equity entry of $1,275,000. We recognized a gain on the transaction of $2,870,369, net of costs associated with the transaction.

Plan of Operation

Our Summit Silver-Gold Project. We believe that the Summit project holds promising potential for production and have assigned a high priority to securing the $13.4 million in capital necessary for project development. However, there can be no assurance we will be successful in obtaining the necessary capital on acceptable terms, if at all. If we are successful in procuring the necessary financing, we expect 12 months will be required for construction and execution of the major elements of the mining and processing plan. Work related to the proposed Lordsburg milling operation is anticipated to include additional metallurgical testing to characterize Summit mineralized material; optimization of a metallurgical treatment process; completion of permitting of the planned milling operation; and relocation of our flotation plant to Lordsburg and acquisition and installation of all necessary processing equipment. We also will need to finalize major contracts, including for mining of the Summit deposit, trucking of ore from Summit to Lordsburg, and sales of concentrates.

Our Ortiz Gold Project. Our plan of operation for the Ortiz project is to continue assessment of mining and processing options for the Carache and Lucas deposits with the objective of formulating an optimized development and operating plan. We intend also to begin an assessment of permitting and environmental issues, which will be important for successful mining development. We plan as well to continue evaluation of the large 90 square mile area under lease for its exploration potential for new discoveries of gold and copper deposits. Based on this work, we expect to be in a sound position to formulate plans and budgets for development of the Carache and Lucas gold deposits. We have budgeted $500,000 for the work to be carried out over the next 12 months.

Our Black Canyon Mica Project. We intend to seek a joint venture partner to provide financing in the amount of $6.0 million to relocate the mica processing equipment and to upgrade and expand the mining and processing facilities in order to reach planned capacity and to provide working capital. These expansions are required in order to achieve the higher throughputs necessary for sustained economic operation. Alternatively, we are seeking to divest of the project.

Our Planet Micaceous Iron Oxide Project. We plan to continue pre-feasibility assessment of the Planet project.

We are continuing to seek funding to advance our current business plan and strategies. We require funding to place our Summit silver-gold deposit into production, to meet our corporate commitments, to continue feasibility studies on our mineral properties, to initiate exploration programs, and to arrange a joint venture for development and restart of our Black Canyon mica mine. We project the need for a minimum of $18.0 million working capital during the next 36 months, summarized as follows:

Development and operations	$13,500,000
Exploration programs and feasibility studies	2,500,000
Corporate overhead and related expenses	2,000,000
Total funding requirements	$18,000,000

This projection assumes that we will be able to service our current debt whereby principal and interest payments will be paid from future project revenues or with equity financial instruments.

Finally, we plan to evaluate potential corporate transactions which could include, but are not limited to, merger with, or the acquisition of, one or more companies, joint venture arrangements on mineral properties held by other companies, or outright purchase of mineral properties.

Results of Operations

Year Ended June 30, 2007 Compared To Year Ended June 30, 2006

Sales

Sales decreased to $7,201 in fiscal 2007 from $16,237 in fiscal 2006 due primarily to cessation of sales of mica-filled plastic pellets in fiscal 2007. The mica sold in 2006 was sourced from inventory. No revenue was generated from the sale of feldspathic sand in fiscals 2007 or 2006, due to the curtailment of operations at our crushing and concentrating facilities at the Black Canyon mine in November 2002. We have no inventoried mica available for sale and have discontinued processing and sale of mica into the cosmetic and reinforced plastic industries, while we seek financing to resume production.

If and when financing is procured and production resumes, we expect that it will require 12 months or more time in order for us to introduce our mica and feldspathic sand products into the markets and to build a customer base necessary for sustained sales and profitable operation. Although we anticipate being able to sell dual products of mica and feldspathic sand, we have not yet sold significant quantities of these products and have not entered into sales contracts. There are numerous factors beyond our control that could affect markets for both mica and feldspathic sand. The profitability of any future operation could be adversely affected if we do not achieve the selling prices or sales volumes targeted for our products. See also “RISK FACTORS.”

Expenses

Production, exploration and mining costs increased in fiscal 2007 to $345,227 from $212,489 in fiscal 2006. This increase of $132,738 in fiscal 2007 is mainly attributable to increased costs incurred on the Summit site aggregating $175,229 and was offset by decreased costs at the Ortiz site aggregating $42,567.

General and administrative expense increased to $1,360,828 in fiscal 2007 from $1,207,320 in fiscal 2006, an increase of $153,508. The increase in fiscal 2007 is mainly attributable to increases in legal and accounting fees aggregating $194,321, payroll burden of $55,595, insurance costs of $13,759, rent on office and storage of $12,831, consulting and investor relation expenses of $97,678, filing fees of $12,341 and financing costs of $141,073. These increases were mainly offset by decreases in deferred lease costs of $11,103 and a decrease in rent on leased property of $360,000 that was attributable to the financing lease.

General and administrative stock-compensation expense decreased in fiscal 2007 to $68,208 from $2,174,670 in fiscal 2006, a decrease of $2,106,462. The decrease is mainly attributable to no new stock compensation transactions in the area of investor relations and related parties in the fiscal year ended June 30, 2007.

Other Income and Expense

Other income and (expense) in fiscal 2007 was $2,132,471 as compared to $(1,775,445) for fiscal 2006, or an increase of $3,907,916. The increase in other income is mainly attributable to the gain on settlement of a financing lease liability aggregating $2,870,369 and increased interest income of $31,818, an increased non-cash gain recognized on derivative instruments liabilities of $3,627,018 and an increase in relief of debt aggregating $522,384.The increased income was offset by increased accretion of discounts on notes payable and lease liability of $(2,437,901), increased interest expense of $(583,540), and a decrease in gain on conversion of debt of $(119,667).

Gain (loss) on Derivative Financial Instruments

We recognized a gain on derivative financial instruments of $2,224,115 for the fiscal year ended June 30, 2007, as compared to a loss of $(1,402,903) for the prior fiscal year. The non-cash gain arises from adjustments to record the derivative financial instruments at fair values in accordance with current accounting standards. The derivative financial instruments arose in connection with a financing lease and convertible debentures. The financing lease derivative was eliminated in our quarter ended December 31, 2006, under a Real Property Purchase Agreement. Otherwise, we generally do not use derivative financial instruments for other purposes, such as hedging cash flow or fair-value risks. The gain on financial derivative instruments in the fiscal year ended June 30, 2007, is mainly attributable to additional funds raised and changes to the terms and conditions of the senior secured convertible notes that were issued on March 21, 2006, and to an additional 1,750,000 warrants issued to the convertible note holders in February 2007. We use the Black-Scholes option pricing model to estimate the fair value of this derivative. Because Black-Scholes uses our stock price, changes in the stock price will result in volatility in the earnings in future periods as we continue to reflect the derivative financial instruments at fair values.

Gain on Settlement of Financing Lease Liability

The Purchase Agreement transaction with Muzz Investments, LLC for the sale of our 60% ownership interests in real estate and buildings at our Glendale, Arizona location resulted in a recognized gain of $2,870,369, net of costs associated with the transaction.

Liquidity and Capital Resources; Plan of Operation

As of June 30, 2007, we had cash and cash equivalents of $639,852 as compared to $1,265,392 at June 30, 2006. As of June 30, 2007, we had a working capital deficit of $(2,933,940), which is mainly attributable to the current portion of our derivative instrument liabilities of $2,402,970.

On March 21, 2006, we completed a private placement of senior secured convertible notes, additional investment rights and warrants to institutional investors for an aggregate purchase price of $2,500,000. On September 6, 2006, we amended the senior secured convertible notes, additional investment rights and warrants and received additional funding of $1,000,000. We incurred fees and expenses associated with the amendment of $100,000. The placement of the convertible notes enabled us to complete the Lordsburg acquisition for cash of $1.3 million. During our fiscal year 2006, we sold 6,005,578 common shares in private placements for cash proceeds of $1,033,241.

In recent years we have not generated any significant revenues from operations and have incurred significant operating losses. At June 30, 2007, we have an accumulated (deficit) of $(42,981,772). Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Our primary source of funds provided during our fiscal year 2007 was from the sale of convertible notes. We anticipate that our operations through fiscal 2008 will be funded from the balance of proceeds from these placements; sale of our securities and possibly through the exercise of certain options and warrants. While we believe we will be able to finance our continuing activities, there are no assurances of success in this regard or in our ability to obtain continued financing through capital markets, joint ventures, or other acceptable arrangements. If our plans are not successful, operations and liquidity may be adversely impacted. In the event that we are unable to obtain additional required capital, we may be forced to reduce our exploration and operating expenditures or to cease development operations altogether.

We have developed a plan to place the Company on an improved financial footing. Important elements of the plan include maintaining currency in the filing of our annual and quarterly financial reports, continuing to raise interim funding to provide for deployment of operations on our various property sites, and restructuring of debt with secured creditors. During the quarter ended December 31, 2006, we eliminated significant debt with secured creditors. If we are able to continue to secure additional interim financing on acceptable terms and obtain the additional required project financing, we believe we will be in a position to deploy our business plan on mining operations.

We are continuing to seek funding to advance our business plan and strategies. We require funding to meet our corporate commitments, to place our Summit silver-gold deposit into production, to continue feasibility studies on our mineral properties, to initiate exploration programs, and to arrange a joint venture for development and restart of our Black Canyon mica mine. We project the need for a minimum of $18.0 million working capital during the next 36 months, estimated as follows:

Development and operations	$13,500,000

Exploration programs and feasibility studies	2,500,000

Corporate overhead and related expenses	2,000,000

Total funding requirements
$18,000,000

This projection assumes that we will be able to restructure our current debt and lease commitments whereby interest, principal and lease payments will be paid from future project revenues or with equity financial instruments.

On November 3, 2006, we concluded an agreement with Muzz Investments, LLC (“Muzz”) for the sale of our 60% ownership interests in real estate and buildings at our Glendale, Arizona location. The sale included approximately five acres of land, a 5,000 sq. ft. office building and an 18,000 sq. ft. mill building. Under the agreement, we retained ownership of our mica processing equipment installed in the mill building. In January 2007, we removed the equipment from the mill building and transported it to a storage site for future use. As part of the transaction, we also agreed to provide for the exercise of 2,550,000 warrants at $0.50 per share granted to Muzz in 2002 and to issue to Muzz 2,550,000 unregistered shares of our common stock. In consideration for our entry into the sale agreement and the issue of the unregistered stock in settlement of the warrants, Muzz agreed to terminate a 2002 financing lease agreement and to cancel all of the outstanding financial obligations under the lease.

In 2001, Lawrence G. Olson, our Chairman and former President and CEO, jointly with his wife, made an unsecured loan to us in the amount of $800,000 at an interest rate equal to the prime rate of interest plus one percentage point. In conjunction with the loan, Mr. Olson received 5-year warrants to purchase 300,000 shares of common stock at an exercise price of $0.70 per share. In October 2001, we restructured the $800,000 loan agreement with Mr. Olson and the interest rate payable on the loan was adjusted to 12% annually. In June 2002, the loan was extended and we entered into a security agreement with Mr. Olson, whereby our assets secured the loan. On March 15, 2006, Mr. Olson exercised warrants to purchase 300,000 shares of common stock at $0.70 per share in exchange for a reduction of accrued interest and principal on the note payable to him, aggregating $210,000, and he agreed to extend the note payable for a period of 18 months, until September 15, 2007. On November 15, 2006, Mr. Olson exercised options to purchase 1,000,000 shares of common stock at $0.10 per share and 1,000,000 shares of common stock at $0.11 per share, in exchange for payment of accrued interest owed and reduction of principal on the note, aggregating $210,000. In addition, Mr. Olson contributed to capital the remaining unpaid principal on the note of $600,000. In connection with the contribution to capital, we granted Mr. Olson a 25% net proceeds royalty in the Black Canyon mica claims, toward an end settlement of $600,000.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. Critical accounting policies are defined, as policies that management believes are the most important to the portrayal of our financial condition and results of operations. These policies may require us to make difficult, subjective or complex judgments, commonly about the effects of matters that are inherently uncertain.

Our significant accounting policies are described in the audited consolidated financial statements and notes thereto included in Note 2. We believe our most critical accounting policies relate to asset retirement obligations, impairment of assets depreciation of plant and equipment, and derivative instrument liabilities.

Asset Retirement Obligations

We adopted the provisions of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs estimated to aggregate approximately $250,000. Specifically, the Statement requires that retirement obligations be recognized when they are incurred and displayed as liabilities with the initial measurement being at the present value of estimated third party costs. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and subsequently allocated to expense over the asset’s useful life.

The asset retirement costs associated with the Black Canyon mine consist of reclamation of disturbed property as well as the disposal and dismantling of related property and equipment. We developed estimations of and accounting for asset retirement costs in conjunction with third parties and with our auditors.

As of June 30, 2007, the Company, pursuant to regulatory requirements, maintained the following restricted assets associated with reclamation costs for the Black Canyon property: $50,000 held on deposit on behalf of the Arizona State Treasurer in a one-year automatically renewable short-term investment; and $128,658 held on deposit on behalf of the U.S. Bureau of Land Management. Both of the amounts will be held until all conditions of the reclamation agreement have been fulfilled.

A roll forward of our asset retirement obligation through June 30, 2007, is as follows:

Balance at June 30, 2005	$60,309

Accretion for the year ended June 30, 2006	5,000

Amount included with Lordsburg acquisition	5,000

Accretion for the year ended June 30, 2007	5,000

Balance, June 30, 2007	$75,309

Revenue Recognition

We recognize the sale of product when an agreement of sale exists, product delivery has occurred, title has transferred to the customer and collection is reasonably assured. The price received is based upon terms of the contract.

Depreciation

Land, buildings, plant, equipment and vehicles are carried at cost. Replacements, maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Major renewals and improvements are capitalized. Upon retirement, sale or other disposition, the cost and accumulated depreciation are eliminated and the gain or loss is included in other income or expense on the statement of operations.

We expense exploration costs as incurred, but capitalize costs directly attributable to the acquisition of mineral properties, pending determination as to their commercial feasibility.

Derivative Instruments

We may have derivative financial instruments in connection with the issuance of debt or equity instruments, and may issue options or warrants to purchase common stock. In certain circumstances,

options or warrants may be classified as derivative liabilities rather than as equity. Additionally, the debt or equity instruments may contain embedded derivative instruments, such as conversion options, which in certain circumstances, may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

The identification of, and accounting for, derivative instruments is complex. The derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income, in the period in which the changes occur. For warrants that are accounted for as derivative instrument liability, we determine the fair value of these warrants using the Black-Scholes option-pricing model. That model requires assumptions related to the remaining term of the instruments and risk-free rates of return, our current common stock price and expected dividend yield, and the expected volatility of the common stock price over the life of the warrants. The identification of, and accounting for, derivative instruments and the assumptions used to value them can significantly affect the financial statements.

Recent Accounting Pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB No. 108”), which addresses the process and diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. We adopted the provision of SAB No. 108 in fiscal year 2007. We have determined that the adoption of SAB No. 108 does not have a material impact on our financial statements

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting procedures. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Statement is expected to expand the use of fair value measurements, which is consistent with the Boards long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for the Company’s 2009 fiscal year and will be required to be adopted by the Company effective July 1, 2008. Management at this time has not evaluated the impact, if any, of adopting SFAS No. 159, on its consolidated financial statements.

UNITED STATES MINING LAWS

Mining in New Mexico and Arizona are subject to federal, state and local law. Three types of laws are of particular importance to our properties: those affecting land ownership and mining rights; those regulating mining operations; and those dealing with the environment.

The development, operation, closure and reclamation of mining projects in the United States require numerous notifications, permits, authorizations and public agency decisions. Compliance with environmental and related laws and regulations requires us to obtain permits issued by regulatory agencies and to file various reports and keep records of our operations. Certain of these permits require periodic renewal or review of their conditions and may be subject to a public review process during which opposition to our proposed operations may be encountered. We are currently operating under various permits for activities connected to mineral exploration, reclamation and environmental considerations. If on any property we determine to proceed beyond exploration, there are numerous notifications, permit applications and other decisions to be addressed. This section does not attempt to exhaustively identify all of the permits that may need to be modified or obtained in order to expand our operations.

Land Ownership and Mining Rights. Our Black Canyon mica project is situated on lands owned by the United States (Federal Lands). On Federal Lands, mining rights are governed by the General Mining Law of 1872 (General Mining Law) as amended, 30 U.S.C. §§ 21-161 (various sections), which allows the location of mining claims on certain Federal Lands upon the discovery of a valuable mineral deposit and proper compliance with claim location requirements. A valid mining claim provides the holder with the right to conduct mining operations for the removal of locatable minerals, subject to compliance with the General Mining Law and Arizona state law governing the staking and registration of mining claims, as well as compliance with various federal, state and local operating and environmental laws, regulations and ordinances.

As the owner or lessee of the unpatented mining claims, we have the right to conduct mining operations on the lands subject to the prior procurement of required operating permits and approvals, compliance with the terms and conditions of the mining lease, and compliance with applicable federal, state, and local laws, regulations and ordinances. Historically, the owner of an unpatented mining claim could, upon strict compliance with legal requirements, file a patent application to obtain full fee title to the surface and mineral rights within the claim; however, as discussed below, continuing Congressional moratoriums have precluded new mining claim patent applications since 1993.

A number of bills have been introduced in the U.S. Congress over the past years that would revise in various respects the provisions of the General Mining Law. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could impair the ability of companies to develop mineral resources on unpatented mining claims. Under the terms of these bills, the ability of companies to obtain a patent on unpatented mining claims would be nullified or substantially impaired, and most contain provisions for the payment of royalties to the federal government in respect of production from unpatented mining claims, which could adversely affect the potential for development of such claims and the economics of operating new or even existing mines on federal unpatented mining claims. Pending possible reform of the General Mining Law, Congress has put in place a moratorium which prohibits acceptance or processing of most mineral patent applications. It is not possible to predict whether any change in the General Mining Law will, in fact, be enacted or, if enacted, the form the changes may take.

Mining Operations. The operation of mines is governed by both federal and state laws. The states of New Mexico and Arizona likewise requires various permits and approvals before mining operations can begin, although the state and federal regulatory agencies usually cooperate to minimize duplication of permitting efforts. Among other things, a detailed reclamation plan must be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. The Arizona DEP is the state agency that administers the reclamation permits, mine permits and related closure plans on the Black Canyon mica project. Local jurisdictions (such as Yavapai County) may also impose permitting requirements (such as conditional use permits or zoning approvals).

Environmental Laws. Mining activities at the Black Canyon mica property are also subject to various environmental laws, both federal and state, including but not limited to the federal National Environmental Policy Act, CERCLA (as defined below), the Resource Recovery and Conservation Act, the Clean Water Act, the Clean Air Act and the Endangered Species Act, and certain Arizona state laws governing the discharge of pollutants and the use and discharge of water. Various permits from federal and state agencies are required under many of these laws. Local laws and ordinances may also apply to such activities as waste disposal, road use and noise levels.

We are committed to fulfilling our requirements under applicable environmental laws and regulations. These laws and regulations are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct our business in a manner that safeguards public health and mitigates the environmental effects of our business activities. To comply with these laws and regulations, we have made, and in the future may be required to make, capital and operating expenditures.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removal or remediation of the release and damages to natural resources. We are unaware of any reason why our properties would currently give rise to any potential liability under CERCLA. We cannot predict the likelihood of future liability under CERCLA with respect to our property or surrounding areas that have been affected by historic mining operations.

Under the Resource Conservation and Recovery Act (RCRA) and related state laws, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous or solid wastes associated with certain mining-related activities. RCRA costs may also include corrective action or clean up costs.

Mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, such as crushers and storage facilities, and from mobile sources such as trucks and heavy construction equipment. All of these sources are subject to review, monitoring, permitting, and/or control requirements under the federal Clean Air Act and related state air quality laws. Air quality permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the permitting conditions.

Under the federal Clean Water Act and delegated state water-quality programs, point-source discharges into "Waters of the State" are regulated by the National Pollution Discharge Elimination System (NPDES) program. Section 404 of the Clean Water Act regulates the discharge of dredge and fill material into "Waters of the United States," including wetlands. Storm water discharges also are regulated and permitted under that statute. All of those programs may impose permitting and other requirements on our operations.

The National Environmental Policy Act (NEPA) requires an assessment of the environmental impacts of "major" federal actions. The "federal action" requirement can be satisfied if the project involves federal land or if the federal government provides financing or permitting approvals. NEPA does not establish any substantive standards. It merely requires the analysis of any potential impact. The scope of the assessment process depends on the size of the project. An "Environmental Assessment" (EA) may be adequate for smaller projects. An Environmental Impact Statement (EIS), which is much more detailed and broader in scope than an EA, is required for larger projects. NEPA compliance requirements for any of our proposed projects could result in additional costs or delays.

In 1999, we obtained approval for the Black Canyon Plan of Operations from the Bureau of Land Management and the State of Arizona. An Environmental Assessment, Clean Water Act Permit and Air Quality Procedures were all approved. An Aquifer Protection Permit was not required because processing operations at the mine did not propose the use of water.

The Endangered Species Act (ESA) is administered by the U.S. Fish and Wildlife Service of the U.S. Department of Interior. The purpose of the ESA is to conserve and recover listed endangered and threatened species and their habitat. Under the ESA, "endangered" means that a species is in danger of extinction throughout all or a significant portion of its range. The term "threatened" under such statute means that a species is likely to become endangered within the foreseeable future. Under the ESA, it is unlawful to "take" a listed species, which can include harassing or harming members of such species or significantly modifying their habitat. We currently are unaware of any endangered species issues at our project that would have a material adverse effect on our operations. Future identification of endangered species or habitat in our project areas may delay or adversely affect our operations.

U.S. federal and state reclamation requirements often mandate concurrent reclamation and require permitting in addition to the posting of reclamation bonds, letters of credit or other financial assurance sufficient to guarantee the cost of reclamation. If reclamation obligations are not met, the designated agency could draw on these bonds or letters of credit to fund expenditures for reclamation requirements. Reclamation requirements generally include stabilizing, contouring and re-vegetating disturbed lands, controlling drainage from portals and waste rock dumps, removing roads and structures, neutralizing or removing process solutions, monitoring groundwater at the mining site, and maintaining visual aesthetics. We believe that we are in substantial compliance with our permits and applicable laws and are committed to maintaining all of our financial assurance and reclamation obligations.

Permitting and Compliance

We are currently operating under various permits issued in connection with ongoing activities at the Black Canyon mica property in Arizona, and the Summit and Lordsburg mill site properties in New Mexico.

The Arizona Bureau of Air Quality (BAQ) regulates the amount of air pollution produced from activities connected to exploration and mining. The BAQ issued an air quality permit to us, which since has been placed in suspension. Possible changes in our activities, including but not limited to changes in equipment used in operations and construction, may require new permitting or may impose limitations on levels of production.

We have a Plan of Operations for the Black Canyon mica property, which was approved by the BLM in conjunction with the State of Arizona. We have posted bonds totaling approximately $178,000 to secure our reclamation obligations. The amount of these obligations and the amount of the required bonds is subject to periodic review and could change depending on the level of our current and planned future mining activity.

We hold existing operating permits for the Summit property and the Lordsburg mill site. The New Mexico Mining and Minerals Division issued these permits to us pursuant to the New Mexico Mining Act. Permit No. GR001ME at the Summit property allows operation of a “minimal impact mine” having a surface disturbance of less than 5 acres. Pursuant to this permit, we are authorized to begin underground mining operations at any time, assuming an on-site processing plant is not required. Permit No. H1001RE at the Lordsburg mill site is for an “existing mining operation” and authorizes us to conduct mining and reclamation operations according to the conditions stipulated in the permit. All existing mining disturbances are required to be addressed under a closeout plan and to be secured by financial assurance. Modification of this permit would be required prior to resumption of flotation milling and in particular, it would be necessary to obtain a discharge permit related to mill tailings disposal. There can be no assurance that any such modification would be approved in a timely manner or at all.

GLOSSARY
Alluvium	Unconsolidated gravel, sand, silt and clay deposited by streams.
Andesite	A common fine-grained continental lava containing sodium feldspar, no quartz and associated with mountain-making processes.
Argentite	Silver sulfide mineral, a common source of silver.
Argillization	Alteration of feldspars to form clay minerals, especially in wall rocks adjacent to mineral veins.
Azurite	Blue hydrous copper carbonate mineral formed in oxide zone of copper deposit.
Barite	Barium sulfate mineral, the main source of barium.
Bornite	Copper-iron sulfide mineral, an important source of copper.
Breccia	Rock composed of broken rock fragments, found in sedimentary or volcanic environments.
Calcite	Calcium carbonate mineral, the main constituent of limestone and marble.
Chalcopyrite	Copper-iron sulfide mineral, an important source of copper.
Diatreme	Volcanic pipe containing milled breccia that was formed by explosive gaseous venting and upward transport of material.
Dike	Tabular discordant intrusive rock.
Dip	Acute vertical angle that a rock surface makes with a horizontal plane. Direction of dip is always perpendicular to strike.
Electrum	Alloy of silver and gold.
Epithermal	Refers to hydrothermal mineral deposit formed within a few thousand feet of surface at relatively low temperature and pressure, commonly a vein.
Fault	A break in the rocks along which movement has occurred.
Feldspar	Common alumino-silicate mineral containing sodium, potassium and/or calcium, formed in igneous environment and constituting over 60% of the Earth’s crust.
Feldspathic sand	Sand containing feldspar and quartz.
Flotation	Metallurgical process that begins concentration of economic minerals from gangue.
Fluorite	Calcium fluoride mineral, also called fluorspar.
Galena	Lead sulfide mineral, the main source of lead.
Gangue	Valueless material accompanying economic minerals in a mineral deposit.
Garnet	Silicate mineral formed at high temperature and found in metamorphic rock and in skarn near the contact zone of igneous intrusive rocks.
Gneiss	Metamorphic rock exhibiting compositional banding formed at depth in a high temperature and pressure environment.
Granite	Common coarse-grained igneous rock composed of light colored minerals including quartz and feldspar.

Heap leaching	A process used for the recovery of precious metals and copper from low-grade ores. Crushed material is laid on an impervious pad and uniformly leached by the percolation of the leach liquor trickling through the beds by gravity to ponds. The metals are recovered by conventional methods from the solution.
Hematite	Iron (ferrous) oxide mineral.
Hydrothermal	Relating to or produced by extremely hot water.
Igneous	Refers to a rock or mineral that solidified from magma, i.e., molten material.
Lava	Rock formed as a result of cooling and solidification of magma (molten rock) poured out on the earth’s surface.
Malachite	Green hydrous copper carbonate mineral formed in the oxide zone of copper deposit.
Manto	Tabular or pipe-like mineral deposit formed by selective replacement commonly of limestone beds by mineralizing solutions introduced along faults.
Metamorphic	Refers to rock changed in texture and composition by high temperature and/or pressure deep beneath the surface.
Mica	Group of phyllosilicate minerals, common variety muscovite, with perfect basal (micaceous) cleavage yielding tough, elastic flakes and sheets; colorless, white, yellow, green, brown, or black; common in igneous, metamorphic, and sedimentary rocks.
Micaceous Iron	Platy variety of specularite used in coatings to protect structural steelwork
Oxide (“MIO”)	from corrosion.
Mineralized	Material added by hydrothermal solutions, principally in the form of mineral deposits. Often refers to the presence of a mineral of economic interest in the rock.
Molybdenite	Molydenum sulfide mineral, the main source of molybdenum
Monzonite	Coarse-grained igneous rock containing quartz and composed of approximately equal amounts of sodium and potassium feldspars.
Net Smelter Return	An interest in a mining property held by the vendor on the net revenues generated from the sale of metal produced from the mine.
Ore	Mineral of economic value that can be extracted profitably and legally.
Oxidation	The conversion of sulfide minerals to oxide minerals through weathering at or near the earth’s surface.
Paleozoic	The era of geologic time when fish, insects, amphibians, reptiles, and land plants first appeared, about 600 million to 230 million years ago.
Pegmatite	Very coarse-grained igneous rock containing quartz, feldspar and mica, usually found as irregular dikes, lenses or veins, esp. at the margins of granites.
Placer	Deposit of sand or gravel containing concentrations of valuable minerals, typically gold.
Plunge	The vertical angle between a horizontal plane and the line of maximum elongation of a linear geologic feature.

Porphyry	Igneous rock exhibiting a characteristic texture reflecting relatively large feldspar phenocrysts in a fine-grained groundmass.
Precambrian	All geologic time before the beginning of the Paleozoic. It encompasses about 90% of geologic time (…4600-590 million years ago).
Pyrite	Iron sulfide mineral.
Quaternary	A period of geologic time from about 2 million years ago until the present.
Schist	Metamorphic rock exhibiting strong cleavage due to alignment of fibrous or platy minerals.
Sericitization	Replacement of rock by sericitic muscovite due to hydrothermal activity.
Silicification	Introduction of or replacement by silica.
Skarn	Characteristic high-temperature calc-silicate mineral assemblage formed in calcareous rocks near the contact zone of igneous intrusion.
Sphalerite	Zinc sulfide mineral, the main source of zinc.
Specularite	Crystalline form of hematite.
Stratigraphy	The study of rock strata, especially of their distribution, deposition, and age.
Strike Sulfide	Direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip. A mineral compound containing sulfur but no oxygen.
Tailings	Waste product from ground ore.
Tertiary	The first period of the Cenozoic era during which mammals became dominant and modern plants evolved, 65 million to 1.6 million years ago.
Vein	A mineral filling of a fault or other fracture in a host rock, in tabular or sheetlike form, commonly with associated replacement of the host rock; a mineral deposit of this form and origin.
Volcanism	Volcanic activity, including the eruption of lava and rock fragments and gas explosions.
Quartz	A silicate mineral composed of silicon and oxygen.
Quartzite	Metamorphic rock composed of quartz.

MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER INFORMATION

Market Information

During fiscal 2003, our common stock was traded on the American Stock Exchange (“AMEX”) in the United States and on the Toronto Stock Exchange (“TSX”) in Canada. In June 2003, we voluntarily requested our common stock be delisted from the AMEX. In July 2003, our shares began trading on the Over the Counter Bulletin Board (“OTCBB”).

We were delinquent in the filing of our financial statements for the year ended June 30, 2003, with the Security and Exchange Commission in the United States and with the Securities Commissions of Ontario and British Columbia. Consequently cease trade orders were issued in November 2003 for trading of our common stock on the TSX and in January 2004 for trading on the OTCBB. Subsequently we traded over-the-counter on the “Pink Sheets”. In May 2004, we received notice that the TSX was reviewing the eligibility for the continued listing of our common stock on the TSX. We fell below several requirements for continued listing, primarily related to our financial condition and operating results. In September 2004, our shares were suspended from trading on the TSX. Subsequently, we delisted voluntarily from the TSX.

In August 2006, we became compliant in the filing of our annual and quarterly financial statements and our stock resumed trading on the OTCBB. We were delinquent in the filing of our financial statements for the year ended June 30, 2006, and on November 22, 2006, we began trading on the “Pink Sheets”. On February 20, 2007, we became current in our financial filings and on March 21, 2007, our stock resumed trading on the OTCBB.

As of October 15, 2007, there were 74,773,510 common shares outstanding.

The following table summarizes the high and low closing sales price per share of our common stock as quoted on the “Pink Sheets” and the Over-the-Counter Bulletin Board for the periods indicated. Quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and do not necessarily represent prices at which actual transactions were effected.

Quarter ended	“Pink Sheets”		OTCBB
	(U.S. $)		(U.S. $)
2005	HIGH	LOW	HIGH	LOW
09/30/05	$0.43	$0.14	-	-
12/31/05	$1.01	$0.30	-	-

2006	HIGH	LOW	HIGH	LOW
3/31/06	$1.99	$0.83	-	-
6/30/06	1.72	0.89	-	-
9/30/06	1.40	0.92	1.10	0.78
12/31/06	$1.40	$0.99	$1.03	$0.69

2007	HIGH	LOW	HIGH	LOW
3/31/07	$1.32	$0.95	$1.00	$0.92
6/30/07	-	-	$0.94	$0.44

Trading in our common shares is subject to the "penny stock" rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our common shares to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common shares, which could severely limit their market price and liquidity.

The "penny stock" rules also imposes additional sales practice requirements on broker/dealers who sell penny stock. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Transfer Agent

Colonial Stock Transfer Co. is the transfer agent for our common stock. The principal office of Colonial Stock Transfer Co. is located at 66 Exchange Place, Salt Lake City, Utah 84111 and its telephone number is (801) 355-5740.

Holders of Common Equity

As of October 8, 2007, we had 825 record holders of common stock.

Dividend Policy

We have never declared or paid dividends on our common stock. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including the terms of any credit arrangements, our financial condition, operating results, current and anticipated cash needs and plans for expansion. At the present time, our debenture limits our ability to pay dividends.

MANAGEMENT

Our present directors and officers as well as those who served during fiscal 2006 are as follows:

Name	Age	Position	Date Elected

Lawrence G. Olson	69	Chairman of the Board	1999 / served as President
		Former President and Chief	and Chief Executive Officer
		Executive Officer	from October 2000 to
			October 7, 2003

W. Pierce Carson	63	President, Chief Executive	October 7, 2003
		Officer and Director

John. E. Frost	83	Director	May 7, 2007

Each of our directors is serving a term which expires at the next annual meeting of shareholders and until his or her successor is elected and qualified or until he or she resigns or is removed. Our officers serve at the will of our Board of Directors.

Our directors and officers have held their principal occupations as set out above during at least the last five years, except as described below:

Lawrence G. Olson, age 69, Chairman, became a director of the Company in March 1999 in connection with the acquisition of Arizona Mica. He has held the position of Chairman since October 2000, and also formerly held the positions of President and Chief Executive Officer from October 2000 until October 2003. Mr. Olson has owned and operated his own business, Olson Precast of Arizona Inc., since 1973. Mr. Olson received a B.S. Degree in Civil Engineering from the University of Southern California.

W. Pierce Carson, age 63, was named President and Chief Executive Officer and a director of the Company in October 2003, following a consulting assignment with the company. Dr. Carson has 35 years of international mining experience and has managed the discovery, financing, development and operation of precious metals, base metals and industrial mineral properties in the United States, Australia and other countries. From 1981 to 2000, he worked for Nord Pacific Limited and Nord Resources Corporation in senior management capacities, including president and chief executive officer. Prior to 1981, he managed exploration programs for Exxon Minerals Company and Kennecott Copper Company. Dr. Carson holds a Bachelors Degree in Geology from Princeton University and MS and PhD Degrees in Economic Geology from Stanford University.

John E. (Jack) Frost, age 83, joined our board of directors in May 2007. Dr. Frost has over 50 years of international mining experience in a wide range of metallic and non-metallic minerals and has been closely involved in the discovery and/or acquisition of more than 40 mineral deposits. Since 1986, Dr. Frost has served as principal of Frost Minerals International, Inc., a provider of management and consulting services to the mining industry. From 1967 until 1986, he worked for Exxon Minerals Company and its affiliates (collectively, “Exxon Minerals”) in a number of senior management capacities, including president of Exxon Minerals International. His responsibilities at Exxon Minerals included establishing and managing Exxon Minerals’ domestic and international minerals exploration programs. Prior to 1967, he managed exploration and mining activities for Duval Corporation and Philippine Iron Mines. Dr. Frost holds a B.S. Degree in Mining Engineering, an M.S. Degree in Geology and a Ph.D. in Geology, all from Stanford University.

EXECUTIVE COMPENSATION

The following table summarizes the total compensation of our Chief Executive Officer and the other most highly compensated executive officers earning in excess of $100,000 for the years ended June 30, 2007, 2006 and 2005:

SUMMARY COMPENSATION TABLE

			Annual Compensation		Long-Term Compensation
					Restricted		LTIP
				Other Annual	Stock	Options/SARs	payouts	All Other
Name and Title	Year	Salary	Bonus	Compensation	Awarded	(#)	($)	Compensation

W. Pierce Carson	2007	$194,204	$0	$0	0	0	0	0
President & CEO	2006	$188,002	$0	$0	0	0	0	0
	2005	$182,430	$0	$0	0	2,000,000	0	0

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FY-END OPTION VALUES

			Number of Securities Underlying		Value of Unexercised In-The-Money
			Unexercised Options at FY-End		Options at FY-End ($)(*)
	Shares Acquired
Name	on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Lawrence G. Olson	2,000,000	$1,850,000	1,500,000	0	$700,000	0
W. Pierce Carson	--	--	8,000,000	0	$3,720,000	0

(*) Based on the closing price of $0.57 of the Company’s common stock as quoted on the OTCBB on June 29, 2007.

Compensation of Directors

Effective May 2007, we adopted a new policy for compensation of non-employee independent directors. Each of our non-employee independent directors receives a $2,000 quarterly retainer, plus $1,000 for each full-day board meeting, and $500 for each telephonic meeting, committee meeting or less than full day meeting attended. In addition, upon first being appointed or elected to the board, each independent director receives a grant of options to purchase 100,000 shares of common stock which vest twelve months after the date of grant, and on January 1st of each year, each independent director receives a grant of options to purchase 75,000 shares of common stock which vest six months after the date of grant. All options are granted at an exercise price equal to the fair market value of the stock on the date of grant. All options granted to non-employee independent directors, unless earlier terminated, or exercised, expire five years after the grant date. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at board meetings and committee meetings.

Previously, our policy was to pay our outside, non-officer directors a fee of $1,500 per month. Due to financial constraints, no such fees have been paid or accrued since August 2002. We also reimbursed our directors for reasonable expenses incurred in attending meetings of the board of directors. During fiscal years 2007 and 2006, non-officer directors received no consulting fees separate and distinct from directors’ fees as a result of actual services rendered above and beyond those typical of a non-officer director.

Employment Agreements

On October 7, 2003, we entered into employment and change of control agreements with our President and Chief Executive Officer. The employment agreement describes among other things the officer’s duties, compensation levels and benefits. The agreement provides for annual salary of $180,000 adjusted by the CPI. The term of the agreement is from October 16, 2003, through and including October 15, 2006, and then automatically extends through October 15, 2008, and thereafter year to year unless terminated on 90 days prior notice. The change of control agreement provides that if there is a change of control of the Company and the officer leaves the employment of the Company, for whatever reason (other than discharge for cause, death, or disability) within six months after such change of control, the officer shall receive a lump sum cash payment of 299% of the base amount as defined in IRC Section 280G (b) (3), subject to certain limitations of the Internal Revenue Code. In addition, the officer will continue to be covered by our medical, health, life and dental plans for 24 months after such cessation of employment. The officer was provided a per diem living and travel allowance of $4,015 per month while based at the Company’s headquarter location in Glendale, AZ, which per diem was discontinued upon the Company’s relocation to Albuquerque, NM.

In December 1999, we entered into a change of control agreement with our Chairman. The agreement provides for a lump sum cash payment in the amount not to exceed $100,000 in the event of change in control and resignation from the Board.

On May 2, 2006, we entered into an employment agreement with the son of our President and Chief Executive Officer at a salary of $5,000 per month and a monthly per diem of $1,000. In connection with the employment agreement, we granted 50,000 options under its stock option plan at an exercise price of $1.24 per share, the closing price on May 2, 2006. In April 2007 the monthly per diem was terminated after the relocation of the Company to Albuquerque, New Mexico.

1989 Stock Option Plan

We have a Stock Option Plan (the “1989 Plan”) effective July 24, 1989, as amended, for the granting of options to purchase common stock. The 1989 Plan terminated on April 30, 2007. Although, due to its termination on April 30, 2007, we cannot make any further grants under the 1989 Plan, options granted and outstanding under the 1989 Plan will remain outstanding until they are exercised or expire by their terms. Under the 1989 Plan, the Board of Directors could grant options to key personnel and others as it deemed appropriate provided the number of options did not exceed 5,950,424. As of June 30, 2007, there were 2,100,000 options outstanding under the 1989 Plan. There are no vesting requirements under the 1989 Plan. The options are exercisable over a maximum term of five years.

The following table contains information regarding the 1989 Plan as of June 30, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options US$	Number of securities remaining unavailable for future Issuance under equity compensation plan

Equity compensation plan	2,100,000	$0.14	32,924
approved by security
holders

2007 Equity Incentive Plan

At our Annual Meeting on July 24, 2007, the stockholders approved the 2007 Equity Incentive Plan ("2007 EIP"). The 2007 EIP became effective on July 25, 2007, and will terminate on July 24, 2017. A maximum of 8,000,000 shares of common stock are reserved for the grant of non-qualified stock options, incentive stock options, restricted stock awards and other stock awards under the 2007 EIP. The 2007 EIP replaces our 1989 Stock Option Plan, which terminated on April 30, 2007. The full text of the 2007 EIP is included in our definitive proxy statement DEF14A filed with the SEC on May 23, 2007.

The purpose of the 2007 EIP is to provide the employees, non-employee directors, and consultants who are selected for participation in the 2007 EIP with added incentives to continue in the long-term service of the Company and to create in such persons a more direct interest in the future success of our operations by relating increases in compensation to increases in stockholder value, so that the income of the participants in the 2007 EIP is more closely aligned with the financial interests of our stockholders. The 2007 EIP is also intended to provide a financial incentive that will enable us to attract, retain and motivate the most qualified directors, employees, and consultants. As of October 8, 2007, one executive officer, two non-employee board members and approximately five other employees and consultants are eligible to receive grants under the 2007 EIP.

The Compensation Committee of the board administers the 2007 EIP with respect to grants to employees, consultants, and non-employee directors. The Committee has sole discretion to establish rules and procedures for the administration of the 2007 EIP, select the participants from among the eligible employees, non-employee directors, and consultants, determine the types of awards to be granted and the number of shares of common stock subject to each award, and set the terms and conditions of the awards.

The following table contains information regarding the 2007 EIP as of October 8, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options US$	Number of securities remaining unavailable for future Issuance under equity compensation plan

Equity compensation plan	100,000	$0.46	7,900,000
approved by security
holders

The 100,000 options outstanding under the 2007 EIP were granted to Dr. John. E. Frost on July 25, 2007, in connection with his election to the board of directors on May 7, 2007. The options were granted at the closing price of the stock on the date granted and are subject to a twelve month vesting requirement.

Compensation Committee Interlocks and Insider Participation

On June 15, 2006, the Company established a Compensation Committee. Previously, we had not had a compensation committee since September 2003, when former directors who constituted the Compensation Committee resigned. Currently the Compensation Committee is comprised of John E. Frost, Chairman, who meets prescribed independence standards, and Lawrence G. Olson, who may not meet prescribed independence standards.

Directors and Executive Officers

Our Board currently consists of three members. Our directors are elected to serve one-year terms.

The following information summarizes the business experience of each of our officers and directors for at least the last five years:

Lawrence G. Olson, age 69, Chairman, became a director of the Company in March 1999 in connection with the acquisition of Arizona Mica. He has held the position of Chairman since October 2000, and also formerly held the positions of President and Chief Executive Officer from October 2000 until October 2003. Mr. Olson has owned and operated his own business, Olson Precast of Arizona Inc., since 1973. Since 2006, Mr. Olson has been a director of E2020, Inc., a private on-line public education company. From 1999 until February 2006, Mr. Olson was a director of Desert Health Products, Inc., a public company that traded on the OTC Bulletin Board.

W. Pierce Carson, age 63, has held the positions of President and Chief Executive Officer and a director of the Company since October 2003. From 2001 to 2003, he acted as a minerals industry consultant, and from mid-2002 to October 2003 carried out consulting for us. From 1981 until 2001, Dr. Carson worked for Nord Pacific Limited and Nord Resources Corporation in senior management capacities, including president and chief executive officer. Prior to 1981, he managed exploration programs for Exxon Minerals Company and Kennecott Copper Company. From February 2005 until May 2006, Dr. Carson served as a director of El Capitan Precious Metals, Inc., a public company that trades on the OTC Bulletin Board. Dr. Carson has 35 years of international mining experience and has managed the discovery, financing, development and operation of precious metals, base metals and industrial mineral properties in the United States, Australia and other countries.

John E. (Jack) Frost, age 83, joined our board of directors in May 2007. Since 1986, Dr. Frost has served as principal of Frost Minerals International, Inc., a provider of consulting services to the mining industry. From 1967 until 1986, he worked for Exxon Minerals Company and its affiliates (collectively, “Exxon Minerals”) in a number of senior management capacities, including president of Exxon Minerals International. His responsibilities at Exxon Minerals included establishing and managing Exxon Minerals’ domestic and international minerals exploration programs. Prior to 1967, he managed exploration and mining activities for Duval Corporation and Philippine Iron Mines. Dr. Frost has over 50 years of international mining experience in a wide range of metallic and non-metallic minerals and has been closely involved in the discovery and/or acquisition of more than 40 commercial mineral deposits.

Independence

Our board of directors has determined that Mr. Frost, a current director, qualifies as “independent” director under the rules promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). There are no family relationships among any of our executive officers, directors or nominees for director.

Code of Business Conduct

Our board has adopted a code of business conduct that is applicable to all members of our board, our executive officers and our employees. We have posted our code of business conduct on our website at www.santafegoldcorp.com.

Code of Ethics for CEO and Senior Financial Officers

Effective June 15, 2006, we adopted a Code of Ethics for CEO and Senior Financial Officers that applies to our CEO and all officers. This code summarizes the legal, ethical and regulatory standards that we must follow and is a reminder to our directors and officers of the seriousness of that commitment. Compliance with this code and high standards of business conduct is mandatory for each of our officers. As adopted, our Code of Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2)	compliance with applicable governmental laws, rules and regulations;

3)	the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and

4)	accountability for adherence to the Code of Ethics.

We will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent to: Santa Fe Gold Corporation, 1128 Pennsylvania NE, Suite 200, Albuquerque, NM 87110

Committees of the Board of Directors

Our board has established committees so that certain matters can be addressed in more depth than may be possible at a full board meeting. Our board’s current standing committees are as follows, with the “X” denoting the members of the committee:

Nominating and

Corporate

Name	Governance Committee	Audit Committee	Compensation Committee
Employee Directors:
W. Pierce Carson	X(1)
Non-Employee Directors:
Lawrence G. Olson	X	X(1)	X
John E. Frost	X	X	X(1)

____________________
(1) Chairman

Our board has adopted a charter for each committee. The charters are available on our website at www.santafegoldcorp.com. The information contained on our website is not, and should not be considered, a part of this financial statement. The information below sets out the current members of each of our board committees and summarizes the functions of each of the committees.

Nominating and Corporate Governance Committee

The primary purposes of the committee are:

  identifying individuals qualified to become directors;

  monitoring the implementation of our corporate governance guidelines; and

  overseeing the evaluation of our management and our board.

The committee currently consists of Messrs. Carson, Olson and Frost, with Mr. Carson serving as chairman. We do not anticipate any significant change in the composition of the committee prior to our next annual meeting of stockholders.

The committee was constituted in May 2007, and did not meet during fiscal 2007.

The committee is responsible for identifying individuals qualified to become directors and for evaluating potential or suggested director nominees.

The committee plans to perform a preliminary evaluation of potential candidates primarily based on the need to fill any vacancies on our board, the need to expand the size of our board and the need to obtain representation in key market areas. Once a potential candidate is identified that fills a specific need, the committee plans to perform a full evaluation of the potential candidate. This evaluation will include reviewing the potential candidate’s background information, relevant experience, willingness to serve, independence and integrity. In connection with this evaluation, the committee may interview the candidate in person or by telephone. After completing its evaluation, the committee will make a recommendation to the full board as to the persons who should be nominated by our board. Our board determines the nominees after considering the recommendations and a report of the committee.

To date, the committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Audit Committee

The primary purposes of the committee are:

  assisting our board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to stockholders and others;

  overseeing and evaluating our system of internal controls established by management; and

  supervising the audit and financial reporting process (including direct responsibility for the appointment, compensation and oversight of the independent auditors engaged to perform the annual audit and quarterly reviews with respect to our financial statements).

The committee will also prepare a report each year in conformity with the rules of the SEC for inclusion in our annual proxy statement.

The committee currently consists of Messrs. Olson and Frost, with Mr. Olson serving as chairman. We do not anticipate any significant change in the composition of the committee prior to our 2007 annual meeting of stockholders. Mr. Frost is “independent” under the NASDAQ listing standards and applicable SEC rules. Mr. Frost may not be an “audit committee financial expert” as defined by the rules promulgated by the SEC. Mr. Olson may not meet prescribed independence standards nor satisfy the criteria for an audit committee financial expert under Item 401(e) of Regulation S-B of the rules of the Securities and Exchange Commission. Each Audit Committee member is able to read and understand fundamental financial statements, including our consolidated balance sheet, consolidated statement of operations and consolidated statement of cash flows.

Until the appointment of Mr. Frost to the Audit Committee in May 2007, the Audit Committee was comprised solely of Mr. Olson and as such did not hold formal meetings during fiscal 2007.

Compensation Committee

The primary purposes of the committee are:

  reviewing and approving annually the corporate goals and objectives relevant to our chief executive officer, other executive officers and our board;

  evaluating the performance of our chief executive officer, other executive officers and our board in light of these goals and objectives; and

  recommending the compensation levels for our chief executive officer, other executive officers and our board.

The committee also prepares a report each year in conformity with the rules of the SEC for inclusion in our annual proxy statement.

The committee currently consists of Messrs. Olson and Frost, with Mr. Frost serving as chairman. We do not anticipate any significant change in the composition of the committee prior to our 2007 annual meeting of stockholders. Mr. Frost is “independent” under the NASDAQ listing standards and applicable SEC rules. Mr. Olson may not meet prescribed independence standards

The committee was constituted in May 2007, and did not meet during fiscal 2007.

The committee has the sole authority to oversee the administration of compensation programs applicable to our executive officers and directors. Executive compensation will be reviewed at least annually by the committee. Director compensation is reviewed periodically by the committee as its members deem appropriate. The committee may delegate some or all of its authority to subcommittees when it deems appropriate.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is an officer or employee of the Company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Indemnification and Limitation on Liability of Directors

Our Articles of Incorporation and Bylaws provide that we must indemnify, to the fullest extent permitted by the laws of the State of Delaware, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met.

The Delaware Business Corporation Act (the "Act") allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he or she was a director, officer, employee or agent of the company if such person conducted himself in good faith and reasonable believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the board of directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard. Indemnification is limited to reasonable expenses.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the Act. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

  any breach of the duty of loyalty to us or our stockholders, acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law, dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, violations of certain laws, or

  any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by our Articles of Incorporation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 2003, prior to his becoming an officer and director of the Company, we entered into a confidential property identification agreement with W. Pierce Carson, our current President and Chief Executive Officer. Under terms of the agreement, Mr. Carson, on the basis of his prior knowledge, provided a list of 24 specific mineral properties with potential for exploration and development that might represent attractive acquisition opportunities for us. We agreed to pay compensation to Mr. Carson in the form of a royalty of 1.0% of the value of future production, if any, derived from identified properties that we acquire. In the event an identified property is acquired and subsequently sold, we agreed to pay Mr. Carson an amount equal to 10.0% of the value of the sale. The Ortiz gold property acquired in August 2004 and the Summit silver-gold property acquired in May 2006 are two of the 24 properties identified and are subject to the property identification agreement (See Notes 1 and 9 to the Consolidated Financial Statements reported in our Form 10-KSB for the fiscal year ended June 30, 2007).

On August 12, 2003, we assigned, for the sum of $5,000, our right, title and interest in and to our lease with New Planet Copper Mining Company to Metallica Ventures, LLC, a corporation controlled by Mr. Carson, who at the time of the assignment was a consultant to us. We retained an option to purchase 25% of the New Planet lease for an amount equal to 25% of the expenditures on the property from the date of assignment through the date of the exercise of the option. On September 22, 2005, Metallica Ventures LLC reassigned to us, for consideration of $10,000 and the issue of 2,000,000 unregistered shares of our common stock, its right, title and interest in and to the lease with New Planet Copper Mining Company.

On September 15, 2005, we entered into a consulting agreement with an attorney who is the son of our President and Chief Executive Officer. Terms of the contract provided for compensation of $4,000 per month and payment of certain expenses for an initial three-month period. On November 28, 2005, the contract was extended for a six-month period, after which the contract extended on a month-to-month basis until terminated by either party. We issued a bonus of 50,000 unregistered shares of common stock in consideration for the contract extension. On May 2, 2006, the individual was offered and accepted employment at a salary of $5,000 per month and a monthly per-diem allowance of $1,000. In connection with employment, we granted 50,000 options under our Stock Option Plan at an exercise price of $1.24 per share, which was the closing price on May 2, 2006. On April 25, 2007, we granted the individual 50,000 options at an exercise price of $0.74 per share, which was the closing price on April 25, 2007.

In March 2001, Lawrence G. Olson, our current Chairman and former President and CEO, jointly with his wife, made an unsecured loan to us in the amount of $800,000 at an interest rate equal to the prime rate of interest as reported by Imperial Bank plus one percentage point. In connection with the loan, Mr. Olson received 5-year warrants to purchase 300,000 shares of common stock at an exercise price of $0.70 per share. In October 2001, we restructured the $800,000 loan agreement with Mr. Olson and the interest rate payable on the loan was adjusted to 12% annually. In June 2002, the loan was extended an additional year and we entered into a security agreement with Mr. Olson, whereby our assets secured the loan. The note became payable in March 2004 after which time it was in default. On March 15, 2006, Mr. Olson exercised warrants to purchase 300,000 shares of common stock at $0.70 per share in exchange for a reduction of accrued interest and principal on the note payable to him, aggregating $210,000. Mr. Olson agreed to reduce the principal by $50,000 and to extend the $750,000 note payable for a period of 18 months, until September 15, 2007.

On November 15, 2006, Mr. Olson exercised stock options to purchase 1,000,000 shares of common stock at $0.10 per share and 1,000,000 shares of common stock at $0.11 per share, in exchange for payment of accrued interest owed and reduction of principal on the note payable to the director, aggregating $210,000. In addition, Mr. Olson agreed to contribute to capital the remaining unpaid principal on the note of $600,000. In connection with the contribution to capital, we granted a 25% net proceeds royalty in the Black Canyon mica claims, toward an end settlement of $600,000.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 15, 2007, certain information regarding beneficial ownership of our common stock by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock; (ii) each director and director-nominee; (iii) each named executive officer; and (iv) all executive officers and directors as a group.

		Common Stock Beneficially
		Owned

Name and Address Of Beneficial Owner	Title of Class	Number of	Percent of
		Shares	Class(4)

Christian Mustad	Common	5,195,000	6.9%
Bodmenstrasse, Chalet Corcovado	Stock
3778 Schoenried
Switzerland
Lawrence G. Olson	Common	7,358,700(1)	9.6%
3045 S. 35th Avenue	Stock
Phoenix, AZ 85009
W. Pierce Carson	Common	12,750,000(2)	15.4%
33 Camino de Avila	Stock
Tijeras, NM 87059

John E. Frost	Common	10,000	0.01%
602 Sandy Port	Stock
Houston, TX 77079

Officers and Directors As a Group (3	Common	20,118,700 (3)	23.9%
Persons)	Stock

(1)	Includes non-plan options to acquire (i) 500,000 shares at an exercise price of US $0.11 per share and (ii) 1,000,000 shares at an exercise price of $0.10 per share.

(2)

Includes options issued under the 1989 Stock Option Plan to acquire 2,000,000 shares at an exercise price of US $0.10 per share. Includes non- plan options to acquire (i) 4,000,000 shares at an exercise price of US $0.11 per share, and (ii) 2,000,000 shares at an exercise price of $0.10 per share.

(3)	Includes options to acquire an aggregate of 9,500,000 shares.

(4)

Applicable percentage of ownership is based on 74,773,510 shares of common stock outstanding as of October 15, 2007, together with securities exercisable or convertible into shares of common stock within 60 days of October 15, 2007, for each stockholder. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of October 15, 2007, are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

SELLING STOCKHOLDERS

On behalf of the selling shareholders, we have agreed to file a registration statement with the SEC covering the resale of our common stock issuable in connection with conversion of the senior secured convertible notes and exercise of the warrants as described in this prospectus. We also have agreed to use our reasonable efforts to keep the registration statement effective and update the prospectus until the securities owned by the selling shareholders have been sold or may be sold without registration or prospectus delivery requirements under the Securities Act of 1933. We will pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

The registration statement which we have filed with the SEC, of which this prospectus forms a part, covers the resale of our common stock and warrants by the selling shareholders from time to time under Rule 415 of the 1933 Act. Our agreement with the selling shareholders was entered into with the intention of providing those shareholders with additional liquidity in respect of their ownership of shares of our common stock and warrants. The selling shareholders may offer our securities covered under this prospectus for resale from time to time. The selling shareholders may also sell, transfer or otherwise dispose of all or a portion of our securities in transactions exempt from the registration requirements of the 1933 Act. See, "PLAN OF DISTRIBUTION."

The table below presents information as of October 15, 2007, regarding the selling shareholders and our common stock that the selling shareholders may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by those shareholders. Although we have assumed, for purposes of the table below, that the selling shareholders will sell all of the securities offered by this prospectus, because they may offer all or some of the securities in transactions covered by this prospectus or in another manner, no assurance can be given as to the actual number of shares that will be resold by the selling shareholders. Information covering the selling shareholders may change from time to time, and changed information will be presented in a supplement to this prospectus or an amendment to the registration statement if and when required. Except as described above, there are no agreements, arrangements or understandings with respect to resale of any of the securities covered by this prospectus.

	Number of	Number	Shares Owned
	Shares Owned	of Shares	After Offering (2)
Name of	Prior to the	to be
Selling Shareholder	Offering (1)	Offered	Number	Percentage(%)

Cranshire Capital, L.P. (3)	4,504,247	4,504,247	0	5.8
Iroquois Master Fund, Ltd.	4,130,247	4,130,247	0	5.4
Lilac Ventures Master Fund	1,002,757	1,002,757	0	1.3
Bristol Investment Fund, Ltd.	1,929,443	1,929,443	0	2.5
Crestview Capital Master LLC	2,200,817	2,200,817	0	2.9
_____________
(1)

Beneficial ownership is calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting or investment power and also any shares which the selling shareholder has the right to acquire within 60 days.

(2)	Assumes that all of the shares of common stock and warrants offered hereby are sold, of which there is no assurance.

(3)

Mitchell P. Kopin, the president of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

To the best of our knowledge, none of the selling shareholders are affiliates of United States broker-dealers, nor at the time of purchase did any of the selling shareholders have any agreements or understandings, directly or indirectly, with any persons to distribute the securities.

PLAN OF DISTRIBUTION

To date, the selling stockholders have been issued, and have sold a portion of, 6,259,798 shares of common stock, which stock was issued as payment pursuant to the notes. The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales;

  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

DESCRIPTION OF SECURITIES

Our authorized capital consists of 200,000,000 shares of common stock, $.002 par value per share. As of October 15, 2007, we had 74,773,510 shares of common stock issued and outstanding.

The following discussion summarizes the rights and privileges of our outstanding securities. This summary is not complete, and you should refer to our Articles of Incorporation, as amended, which have been filed as an exhibit to the registration statement of which this prospectus forms a part.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to stockholders, including the election of directors. Cumulative voting for directors is not permitted. Except as provided by special agreement, the holders of common stock are not entitled to any preemptive rights, and the shares are not redeemable or convertible. All outstanding common stock is, and all common stock issuable upon exercise of warrants offered hereby will be, when issued and paid for, fully paid and nonassessable. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares then outstanding or otherwise reserved under obligations for issuance by us) by the affirmative vote of a majority of shares cast at a meeting of our shareholders at which a quorum is present.

Our Articles of Incorporation and Bylaws do not include any provision that would delay, defer or prevent a change in control of the Company. However, pursuant to the laws of the State of Delaware, certain significant transactions would require the affirmative vote of a majority of the shares eligible to vote at a meeting of shareholders which requirement could result in delays to or greater cost associated with a change in control of the Company.

The holders of our common stock are entitled to dividends if, as and when declared by our Board of Directors from legally available funds. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and prior to distribution rights, if any, of any series of outstanding preferred stock.

Senior Secured Convertible Notes

On March 21, 2006, we completed a private placement of senior secured convertible notes, additional investment rights and warrants to five institutional investors for aggregate purchase price of $2,500,000, with us receiving net proceeds of approximately $2,267,500, after deducting placement agent fees, legal and advisory fees other expenses. On September 6, 2006, we agreed with the investors to amend the terms of the March 21, 2006, private placement and, in connection with the amendment, completed an additional placement of $1,000,000 from which we received proceeds aggregating approximately $900,000. On February 23, 2007, we agreed with the investors to amendment the terms of the placements to allow us additional time in which to file a registration statement required under the terms of the private placement agreements. The registration statement was filed on March 26, 2007, and was declared effective by the SEC on July 20, 2007. Details of the agreements are available in our Form 8-Ks filed March 23, 2006, September 8, 2006, and February 26, 2007, as amended.

Under the current terms, the convertible notes have a term of 17 months and amortize over 12 months in 12 equal monthly installments beginning on February 1, 2007. Interest on the principal amount of $3,781,662 accrues at a rate of seven percent (7%) per annum. We may pay principal and accrued interest in cash or, at our option, in shares of our common stock. If we elect to pay principal and interest in shares of our common stock, the value of each share of common stock will be equal to ninety percent (90%) of the average of the ten (10) lowest daily volume weighted average prices of our common stock during the twenty (20) trading days immediately preceding the date of payment. At the option of the holder of each convertible note, the principal amount outstanding under each convertible note is convertible at any time after the closing of the private placement into shares of our common stock at a conversion price of $1.00 per share.

To date, we have issued 6,259,798 shares of common stock as payment of interest and principal under the notes. As of the date of this prospectus, the total principal amount due under the notes is $945,416.

Private Placement Warrants

In connection with the March 21, 2006, and September 6, 2006, private placements of senior secured convertible notes, we issued five-year warrants that are exercisable into shares of our common stock. We presently have outstanding 3,640,831 common stock purchase warrants issued in connection with the placements, consisting of 1,890,831 warrants exercisable at a price of $1.00 per share and 1,750,000 warrants exercisable at a price of $1.25 per share.

The shares of common stock issuable upon exercise of the warrants are covered under this prospectus. A warrant holder will not be deemed a shareholder of our underlying common stock until the warrant is exercised. Warrant holders may exercise their warrants only if the common shares underlying their warrants are covered by an effective registration statement or an exemption from registration is available under the Securities Act; provided that the common shares issuable upon their exercise are qualified for sale under the securities laws of the state in which the warrant holder resides. We intend to use commercially reasonable efforts to have the registration statement, which this prospectus forms a part, effective when the warrants are exercised. Under no circumstances will we be required to pay any holder the net cash exercise value of any warrant regardless of whether an effective registration statement or an exemption from registration is available or not.

The exercise price of the warrants and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment in the event that we:

  fix a record date for issuance of certain dividends or distributions;
  subdivide or split our common stock into a greater number of shares;
  consolidate, reduce or combine the outstanding amount of common stock into a lesser number of shares;
  issue rights, options or warrants exercisable at a price less than $1.00 per share of our common stock;
  undertake a merger, consolidation or other arrangement which results in a reclassification or redesignation of our common stock, or a change or our common stock into other shares of securities; or
  transfer, sell or otherwise convey all or substantially all of our assets.

In any of such events, the exercise price of the warrants, and the number of shares issuable upon exercise, shall be adjusted so as to preserve as nearly as possible the rights represented by the warrants as they presently exist.

Additional Investment Right

In connection with the March 21, 2006, and September 6, 2006, private placements, we granted an Additional Investment Right to each investor. Pursuant to the terms of each Additional Investment Right, each investor has the right at any time for a period of up to twelve (12) months following the effective date of registration statement (July 20, 2007), to purchase additional convertible notes under the same terms and conditions in the principal amount of 50% of the initial principal amounts of the convertible notes purchased. The convertible notes aggregate in total $1,890,831, convertible at $1.00 per share, and the associated warrants aggregate 945,416 shares, exercisable at $1.00 per share.

If the volume weighted average price (“VWAP”) of our common stock is trading at 300% of the exercise price for 10 consecutive trading days, we may call the Additional Investment Right at 110% within one business day. Once called, the investor will have five (5) business days to exercise, after which time the Additional Investment Right will expire.

Registration Rights

We are required to register for resale the shares of common stock issuable upon conversion of the convertible notes and upon exercise of the warrants. We agreed to file a registration statement with the Securities and Exchange Commission by April 30, 2007 (filed March 26, 2007), and to cause the registration statement to be declared effective by July 31, 2007 (declared effective July 20, 2007). We have agreed to pay to the investors liquidated damages in cash equal to 1.0% of the original principal amount of the convertible notes, per month, for any failure to timely file or maintain an effective registration statement.

Broker Warrants

In connection with the private placement completed on March 21, 2006, we issued compensation options entitling the broker-dealers which acted as our placement agents (Agents) to acquire, for no additional consideration, broker warrants to acquire up to 75,001 shares of common stock at an exercise price of $1.58 per share until March 20, 2009.

Director and Executive Stock Options

On October 7, 2003, we granted five (5) year options to Mr. Lawrence G. Olson, a director and Chairman of the Board, to purchase an aggregate of 1,500,000 shares of common stock at $0.11 per share, the market price of the stock on the date of the grant. On the grant date, 750,000 options vested and 250,000 of the remaining options vested every six months from the date of grant and all options are currently vested. The options expire on October 7, 2008. On the same date, we granted ten (10) year options to W. Pierce Carson, our President, CEO, and a director to purchase 4,000,000 shares of common stock at $0.11 per share, the market price of the stock on the date of the grant. On the grant date, 1,000,000 options vested and 1,000,000 of the remaining options vested every six months from the date of grant and all options are currently vested. The options expire on October 7, 2013. On November 15, 2006, Mr. Olson exercised 1,000,000 of the options granted him on October 7, 2003, which had been granted pursuant to the Stock Option Plan.

On April 19, 2004, we granted a total of 3,000,000 stock options at an exercise price of $0.10 per share, the market price of the stock on the date of grant, comprising 1,000,000 stock options granted to Mr. Olson, the Chairman of the Board of Directors and 2,000,000 stock options granted to Mr. Carson, our President, CEO and a director. The options have a term of five years and vested on the date of grant and expire on April 19, 2009. On November 15, 2006, Mr. Olson exercised the 1,000,000 options granted to him on April 19, 2004, which had been granted pursuant to the Stock Option Plan.

On July 22, 2004, we granted a total of 3,000,000 stock options at an exercise price of $0.10 per share, the market price of the stock on the date of grant, comprising 1,000,000 stock options granted to Mr. Olson, the Chairman of the Board of Directors and 2,000,000 stock options granted to Mr. Carson, our President, CEO and a director. The options have a term of five years and vested on the date of grant and expire on July 22, 2009.

On July 25, 2007, we granted 100,000 stock options at an exercise price of $0.46 per share, the market price of the stock on the date of the grant, to Mr. Frost, a director. The options vest twelve months after the date of grant, have a term of five years and expire on July 24, 2012.

Stock Purchase Warrants

In connection with a financing lease entered into on January 16, 2002, we issued a five (5) year warrant to purchase 2,550,000 shares of our common stock at $.50 per share. The warrant vested on the date of grant and was exercisable through January 16, 2007. The warrant was exercised on November 3, 2007, and we issued 2,550,000 shares of unregistered common stock, which stock is not covered by this registration statement.

On July 1, 2002, we issued a 57 month warrant to purchase 50,000 shares of our common stock at $2.50 per share for investor relation services performed. The warrant vested on the date of grant and expired on April 6, 2007.

Transfer Agent

Colonial Stock Transfer Co. is the transfer agent for our common stock. The principal office of Colonial Stock Transfer Co. is located at 66 Exchange Place, Salt Lake City, Utah 84111, and its telephone number is (801) 355-5740.

Reports to Shareholders

We are required to file periodic reports with the SEC and to deliver an annual report to our shareholders in conjunction with each annual meeting of shareholders. Copies of the reports that we file with the SEC can be viewed on the SEC website. See, "WHERE YOU CAN FIND MORE INFORMATION." We may also deliver quarterly or other periodic information to our shareholders.

We are also subject to the proxy solicitation rules established by the SEC.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding options) and warrants in the public market after this offering could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity-related securities in the future or reduce the price at which we could sell any equity-related securities.

Of the outstanding shares not offered by this prospectus, 28,591,590 shares will be eligible for sale in the future.

Rule 144

Under Rule 144, as it is currently in effect, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  1% of the then outstanding shares of our common stock, or

  the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell restricted shares following this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2 to register the shares of our common stock. This prospectus is part of that Registration Statement and, as permitted by the SEC's rules, does not contain all of the information set forth in the Registration Statement. For further information about us or our common stock, you may refer to the Registration Statement and to the exhibits filed as part of the Registration Statement. The description of all agreements or the terms of those agreements contained in this prospectus are specifically qualified by reference to the agreements, filed or incorporated by reference in the Registration Statement.

We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file reports, proxy statements and other information with the SEC. You may read and copy the Registration Statement, these reports and other information at the SEC's Public Reference Rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our SEC filings by going to the SEC's website at http://www.sec.gov.

LEGAL MATTERS

We have been advised on the legality of the shares of our common stock included in this prospectus by The Jordaan Law Firm, PLLC, Dallas, Texas.

EXPERTS

Our financial statements as of June 30, 2007, and for the two years then ended included in this Prospectus have been included in reliance on the report of Stark Winter Schenkein & Co., LLP, our independent registered public accounting firm. These financial statements have been included on the authority of this firm as an expert in auditing and accounting.

SANTA FE GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2007 and for the Years Ended
June 30, 2007 and 2006

SANTE FE GOLD CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Santa Fe Gold Corporation

We have audited the accompanying consolidated balance sheet of Santa Fe Gold Corporation, formerly AZCO Mining Inc., as of June 30, 2007, and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows for the years ended June 30, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has no current source of operating revenues, has a working capital deficit and needs to secure financing to remain a going concern. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Santa Fe Gold Corporation, formerly AZCO Mining Inc., as of June 30, 2007, and the results of its operations, and its cash flows for the years ended June 30, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stark Winter Schenkein & Co., LLP

Denver, Colorado
October 3, 2007

SANTA FE GOLD CORPORATION
CONSOLIDATED BALANCE SHEET
JUNE 30, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$639,852
Prepaid expenses	206,214
Total Current Assets	846,066

PROPERTY, PLANT AND EQUIPMENT, net	1,320,463

OTHER ASSETS:
Idle plant and equipment, net	1,544,000
Restricted cash	178,658
Deposit	2,683
Total Other Assets	1,725,341

$3,891,870

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$318,816
Accrued liabilities	91,834
Line of credit	35,600
Derivative instrument liabilities	2,402,970
Senior secured convertible notes payable, net of discount of $988,822	902,009
Accrued interest payable	28,777
Total Current Liabilities	3,780,006

LONG TERM LIABILITIES:
Asset retirement obligation	75,309

Total Liabilities	3,855,315

STOCKHOLDERS' EQUITY:
Common stock, $.002 par value, 100,000,000 shares
authorized and 71,082,286 shares issued and outstanding	142,165
Additional paid in capital	42,893,854
Deferred compensation	(17,692)
Accumulated (deficit)	(42,981,772)
Total Stockholders' Equity	36,555
$3,891,870

The accompanying notes are an integral part of the consolidated financial statements.

SANTA FE GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
SALES	$7,201	$16,237

OPERATING COSTS AND EXPENSES:
Exploration and mining costs	345,227	212,489
General and administrative	1,360,828	1,207,320
General and administrative - stock compensation	68,208	2,174,670
Depreciation and amortization	14,430	24,681
Accretion of asset retirement obligation	5,000	5,000
	1,793,693	3,624,160

(LOSS) FROM OPERATIONS	(1,786,492)	(3,607,923)

OTHER INCOME (EXPENSE):
(Loss) gain on sale of assets	(7,500)	750
Gain on settlement of financing lease liability	2,870,369	-
Interest income	53,162	21,344
Miscellaneous income	4,735	-
Foreign currency translation (loss)	(1,947)	(2,897)
Gain (loss) on derivative instrument liabilities	2,224,115	(1,402,903)
Relief of debt	582,987	60,603
Gain associated with conversion of debt	-	119,667
Accretion of discounts on notes payable and financing lease liability	(2,770,472)	(332,571)
Interest expense	(822,978)	(239,438)
	2,132,471	(1,775,445)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	345,979	(5,383,368)

PROVISION FOR INCOME TAXES	-	-

NET INCOME (LOSS)	$345,979	$(5,383,368)

Basic Income (Loss) per Share:
Basic	$0.01	$(0.09)

Diluted	$0.02	$(0.09)

Weighted Average Common Shares Outstanding:
Basic	67,441,641	60,304,242

Diluted	75,243,252	60,304,242

The accompanying notes are an integral part of the consolidated financial statements.

SANTA FE GOLD CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT) EQUITY
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

			Additional
	Common Stock		Paid-in	Deferred	Accumulated
	Shares	Amount	Capital	Compensation	(Deficit)	Total

Balance, June 30, 2005	51,210,122	$102,420	$33,618,899	$(105,250)	$(37,944,383)	$(4,328,314)
Sale of shares for cash	6,005,578	12,012	1,021,229	-	-	1,033,241
Issuance of shares for services	2,295,000	4,590	1,202,960	-	-	1,207,550
Shares issued for conversion of accounts payable
notes payable and accrued liabilities	2,453,012	4,906	975,094	-	-	980,000
Related party stock compensation recognized on
conversion of accrued liabilities	-	-	250,000	-	-	250,000
Issuance of shares for acquisition of mineral rights from
the Company's President	2,000,000	4,000	596,000	-	-	600,000
Recognized deferred stock compensation	-	-	-	105,250	-	105,250
Costs associated with issuance of warrants for services			67,266	(55,396)		11,870
Net (loss)	-	-	-	-	(5,383,368)	(5,383,368)

Balance, June 30, 2006	63,963,712	127,928	37,731,448	(55,396)	(43,327,751)	(5,523,771)
Shares issued for warrants in settlement of financing
lease liability	2,550,000	5,100	1,269,900	-	-	1,275,000
Shares issued for warrants on settlement of note
payable and accrued interest	2,000,000	4,000	806,000	-	-	810,000
Termination of derivative on sale of property underlying
financing lease	-	-	638,537	-	-	638,537
Shares issued for senior secured notes payable principal conversion	2,048,408	4,096	1,886,740	-	-	1,890,836
Shares issued for senior secured notes payable interest conversion	520,166	1,041	530,724	-	-	531,765
Recognized deferred warrant compensation	-	-	-	37,704	-	37,704
Costs associated with issuance of options for services	-	-	30,505	-	-	30,505
Net income	-	-	-	-	345,979	345,979
Balance, June 30, 2007	71,082,286	$142,165	$42,893,854	$(17,692)	$(42,981,772)	$36,555

The accompanying notes are an integral part of the consolidated financial statements.

SANTA FE GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$345,979	$(5,383,368)

Adjustments to reconcile net income (loss) to net cash
(used in) operating activities:
Depreciation and amortization	14,430	24,681
Stock compensation and other non-cash expenses	68,208	2,174,670
Stock issued for interest	531,765	-
Gain on settlement of financing lease liability	(2,870,369)	-
Accretion of discount on financing leasing liability and notes payable	2,770,472	332,571
Accretion of asset retirement obligation	5,000	5,000
Loss (gain) on sale of assets	7,500	(750)
(Gain) on conversion of debt	-	(119,667)
Relief of debt	(582,987)	(60,603)
Foreign currency translation (gain) loss	(1,947)	2,897
(Gain) loss on derivative instrument liabilities	(2,224,115)	1,402,903
Net change in current assets and liabilities:
Prepaid expenses	247,118	(202,189)
Deposits	(2,683)	-
Accounts payable and accrued liabilities	(96,696)	119,593
Accrued interest payable - related party	33,750	116,917
Accrued interest payable	63,782	49,206
Accrued lease payments	180,000	540,000
Net Cash (Used in) Operating Activities	(1,510,793)	(998,139)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	39,500	12,750
Purchase of property, plant and equipment	(16,702)	(2,561)
Purchase of subsidiary	-	(1,300,000)
Net Cash Provided by (Used in) Investing Activities	22,798	(1,289,811)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible debentures payable	1,000,000	2,500,000
Line of credit	(37,545)	-
Deferred finance costs	(100,000)	-
Proceeds from sale of common stock	-	1,033,241
Net Cash Provided by Financing Activities	862,455	3,533,241

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(625,540)	1,245,291

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,265,392	20,101

CASH AND CASH EQUIVALENTS, END OF YEAR	$639,852	$1,265,392

The accompanying notes are an integral part of the consolidated financial statements.
F-7

SANTA FE GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006
(Continued)

	2007	2006
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest	$-	$5,760

Cash paid for income taxes	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:

Stock issued for warrants in settlement of financing lease liability	$1,275,000	$-

Stock issued for conversion of accrued liabilities, related party	$-	$100,000

Stock issued for conversion of senior secured convertible notes and notes
payable, related parties	$2,700,836	$730,000

Stock issued for conversion of accrued settlement obligation	$-	$150,000

Stock issued for debenture interest conversion	$531,765	$-

Termination of derivative on sale of property underlying financing lease	$638,537	$-

The accompanying notes are an integral part of the consolidated financial statements.

SANTA FE GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE 1 – NATURE OF OPERATIONS

Santa Fe Gold Corporation (the Company) is a U.S. mining company incorporated in Delaware in August 1991. Its general business strategy is to acquire, explore and develop mineral properties. The Company’s principal assets are the leased Ortiz gold project in New Mexico, the 100% owned Black Canyon mica project in Arizona, and the 100% owned Summit silver-gold property located in New Mexico.

In November 2002, the Company ceased crushing and concentration activities at its Black Canyon project due to economic constraints. Limited marketing and sales continued during 2003-2005 at its Glendale mica processing facility. The Company is seeking a joint-venture partner to help finance and operate the project.

In May 2006, for a cash price of $1.3 million, the Company acquired 100% of the shares of The Lordsburg Mining Company (Lordsburg), a New Mexico corporation. With the acquisition of Lordsburg, the Company acquired the Summit project, consisting of approximately 117.6 acres of patented and approximately 520 acres of unpatented mining claims in Grant County, New Mexico; approximately 257 acres of patented mining claims in Hidalgo County, New Mexico; and milling equipment including a ball mill and floatation plant in Sierra County, New Mexico.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company has incurred operational results of $345,979 and ($5,383,368) for the years ended June 30, 2007 and 2006, respectively, has a total accumulated deficit of ($42,981,772) and a working capital deficit of ($2,933,940) at June 30, 2007. In addition, the Company has no significant revenue generating operations. To continue as a going concern, the Company is dependent on continued fund raising for project development. However, the Company has no commitment from any party to provide additional capital and there is no assurance that such funding will be available when needed, or if available, that its terms will be favorable or acceptable to the Company.

The Company’s financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Azco Mica, Inc., a Delaware corporation, and The Lordsburg Mining Company, a New Mexico corporation. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash balances. At June 30, 2007, the Company's uninsured balance was approximately $571,862.

Property, Plant and Equipment

Land, buildings and plant are carried at cost. Replacements, maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Major renewals and improvements are capitalized. Upon retirement, sale or other disposition, the cost and accumulated amortization are eliminated and the gain or loss is included in operations. Property and equipment consists of land, mining equipment and buildings, which are recorded at cost. The buildings are depreciated using the straight-line method over the estimated useful lives of 15 to 39 years. Autos are depreciated using the straight-line method over the estimated useful life of 5 years. The Lordsburg mining equipment will be depreciated over 8 years using the straight-line method when moved and deployed into production processing at the Hidalgo County site.

As of June 30, 2007, the Company obtained an independent appraisal of certain equipment. The appraisal indicated a net realizable value of approximately $1,544,000. This equipment has been classified as idle plant and equipment.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

The Company reviews the terms of convertible debt, equity instruments and other financing arrangements to determine whether there are embedded derivative instruments, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services they provide.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to value the derivative instruments. To the extent that the initial fair values of the freestanding and/or bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized, in order to initially record the derivative instrument liabilities at their fair value.

The discount from the face value of the convertible debt or equity instruments resulting from allocating some or all of the proceeds to the derivative instruments, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, usually using the effective interest method.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Reclamation Costs

The Company accounts for reclamation costs under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Specifically, the Statement requires that retirement obligations be recognized when they are incurred and displayed as liabilities with the initial measurement being at the present value of estimated third party costs. In addition, the asset retirement cost is capitalized as part of the assets’ carrying value and subsequently allocated to expense over the assets’ useful lives.

The asset retirement obligation associated with the Mica project consists of reclamation of disturbed property as well as the disposal and dismantling of related property and equipment.

The Company’s asset retirement obligation through June 30, 2007, is as follows:

Balance at June 30, 2005	$60,309
Accretion for the year ended June 30, 2006	5,000
Amount included with Lordsburg acquisition	5,000
Accretion for the year ended June 30, 2007	5,000
Balance at June 30, 2007	$75,309

Revenue Recognition

The Company recognizes the sale of the product when an agreement of sale exists, product delivery has occurred, title has transferred to the customer and collectibility is reasonably assured. The price received is based upon terms of the contract.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Net (Loss) Per Share

SFAS No. 128, "Earnings per Share," requires dual presentation of basic and diluted earnings or loss per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Basic loss per common share is computed based on weighted average shares outstanding and excludes any potential dilution from stock options, warrants and other common stock equivalents and is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per common share reflects potential dilution. These dilutive securities are not considered in the calculation, as the impact of the potential shares would be to decrease loss per share.

The following table reconciles the numerator and denominator used in the calculations of basic and diluted earnings per share (EPS) for the year ended June 30, 2007:

Numerator:
Numerator for basic EPS, net income	$345,979

Numerator for diluted EPS:
Net earnings	$345,979
Interest on senior secured convertible notes payable	3,432,562
Derivative income	(2,224,115)
Income available for diluted EPS	$1,554,426

Denominators:
Denominator for basic EPS, weighted-average common shares outstanding	67,441,641
Potentially dilutive shares resulting from stock options and warrants	4,110,387
Senior secured notes converted to shares	3,691,224
Denominator for diluted EPS	75,243,252

Stock-Based Compensation – Transition and Disclosure

Prior to July 1, 2006, the Company accounted for stock based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (“APB 25") but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company elected to continue to apply APB 25 in accounting for its stock option incentive plans until July 1, 2006.

In December 2004, FASB issued SFAS No. 123(R), “Share-based Payment” (“SFAS No. 123R”) and requires companies to measure all stock compensation awards using a fair value method and recognize the related compensation cost in its financial statements. This statement replaces SFAS No. 123 “Accounting for Stock Based Compensation,” and supersedes ABP Opinion No. 25, “Accounting for Stock Issued to Employees.” Beginning with the Company’s quarterly period that began on July 1, 2006, the Company adopted the provisions of SFAS No. 123R and is required to expense the fair value of employee stock options and similar awards in the financial statements. The Company had no compensation cost relating to unvested portion of awards granted prior to the date of adoption to recognize at the time of adoption.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Significant estimates are used when accounting for the Company’s carrying value of mineral properties and fixed assets, depreciation, accruals, taxes and contingencies, which are discussed in the respective notes to the financial statements.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, and the line of credit approximated their related fair values as of June 30, 2007, due to the relatively short-term nature of these instruments. The carrying value of the Company’s convertible debentures approximates the fair value based on the terms at which the Company could obtain similar financing and the short term nature of these instruments.

Restricted Cash

As part of the reclamation deposit required for the Black Canyon mica property, the Company has restricted cash of $178,658, comprised of $50,000 held on deposit for the Arizona State Treasurer in a one-year automatically renewable short-term investment; and $128,658 held as collateral against an irrevocable letter of credit of the same amount to the U.S. Bureau of Land Management (BLM). Both of the amounts will be held until all terms and conditions of the reclamation agreement have been fulfilled or a satisfactory replacement bond has been accepted.

Recent Accounting Pronouncements

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and other items at fair value. The objective it to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting procedures. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Statement is expected to expand the use of fair value measurements, which is consistent with the Boards long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for the Company’s 2009 fiscal year and will be required to be adopted by the Company effective July 1, 2008. Management at this time has not evaluated the impact, if any, of adopting SFAS No. 159 on its consolidated financial statements.

NOTE 3- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at June 30, 2007:

Leasehold improvements	$1,645
Office furniture and equipment	6,134
Patented mineral properties	282,000
Mine processing equipment and buildings	1,022,941
Computer equipment	5,985
Automotive	18,868
1,337,573
Less: Accumulated depreciation	(17,110)
$1,320,463

Depreciation expense for the years ended June 30, 2007 and 2006 were $14,430 and $24,681, respectively.

The following table shows the carrying value of mineral properties and equipment, which are idle at June 30, 2007. The carrying value is based upon a third party appraisal obtained as of the year ended June 30, 2007:

Mica processing equipment	$1,736,839
Black Canyon mine equipment	2,392,090
4,128,929

Less: Allowance for impairment	(2,584,929)
$1,544,000

NOTE 4 - DERIVATIVE INSTRUMENT LIABILITIES

On March 20, 2006, the Company completed a private placement of senior secured convertible notes, additional investment rights and warrants to institutional investors for an aggregate purchase price of $2,500,000. These notes were evaluated using Emerging Issues Task Force (“EITF”) issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) and it was determined that the warrants, embedded conversion and interest components and additional investment rights should be accounted for as derivative instrument liabilities. Accordingly, they are to be marked to market each reporting period, with the corresponding non-cash gain or loss reflected in the Company’s current period statement of operations.

On September 6, 2006, the Company amended the terms of the private placement of the senior secured convertible notes that were issued on March 20, 2006. The common stock warrants and additional investment rights held by the investors were also amended. In connection with the amendment, the investors agreed to purchase in the aggregate an additional $1,000,000 of notes under the amended terms, bringing the total outstanding principal, including interest and liquidated damages, due under the notes to $3,781,662.

The Company uses the Black-Scholes option pricing model to value options, warrants, imbedded conversion option components and additional investment rights that are recorded as derivative liabilities. The fair values calculated on the original placement of senior secured convertible notes were re-computed for the amended terms of the placement agreement for the increased principal amount of the senior secured convertible notes and the cost of reducing the conversion price of the existing convertible notes, warrants and additional investment rights from $1.58 to $1.00. The aggregate fair values exceeded the additional proceeds received and $2,400,000 was recognized as a charge to loss on derivative liabilities in the period ended September 30, 2006. The initial senior secured convertible notes had no carrying value and the modifications made to the notes resulted in no additional carrying value, as the fair value of the derivative instruments issued exceeded the proceeds received. As of the date of the amendment, the Company re-computed the effective interest rate on the senior secured convertible notes to accrete the carrying value of the notes to their redemption dates, based on the revised repayment schedule and amounts.

On February 23, 2007, the Company agreed with the institutional investors to amend the terms of the private placement of senior secured convertible notes, additional investment rights and warrants issued March 20, 2006 and September 6, 2006. Under terms of this Amendment 2, the date by which the Company was required to file a registration statement with the Securities and Exchange Commission was extended from November 5, 2006, until April 30, 2007 (filed March 23, 2007), and the date by which such registration statement was required to be declared effective, was extended from February 4, 2007, until July 31, 2007. The investors agreed to forgo all liquidated damages and penalties related to the previous deadlines. The Company agreed to seek stockholder approval for an increase in the Company’s authorized capital, from the current authorized limit of 100 million shares, to 200 million shares, and, if necessary, to file additional registration statements. In connection with the amendment, the Company issued 1,750,000 warrants, giving note holders the right to purchase common stock at a price of $1.25 per share for a period of five years. The fair value of the derivative instruments liability for these warrants at the time of issuance was determined to be $1,773,013 with the following assumptions: (1) risk free interest rate of 4.67%, (2) remaining contractual life of 5 years, (3) expected stock price volatility of 115.5%, and (4) expected dividend yield of zero.

The fair value of the derivative instruments liability at June 30, 2006, was determined to be $3,983,960 with the following assumptions: (1) risk free interest rate of 5.1% to 5.24%, (2) remaining contractual life between 0.55 - 4.7 years, (3) expected stock price volatility of 114.07%, and (4) expected dividend yield of zero. The fair market value of the derivative instruments liability at June 30, 2007, was determined to be $2,402,970 with the following assumptions: (1) risk free interest rate of 4.91% to 4.93%, (2) remaining contractual life between 0 .50 - 4.65 years, (3) expected stock price volatility of 115.602%, and (4) expected dividend yield of zero. Based upon the change in fair value, the Company has recorded a non-cash gain on derivative instruments for the year ended June 30, 2007, of $2,224,115 and a corresponding decrease in the derivative instruments liability. The impact of EITF 00-19 on the financial statements as of and through June 30, 2007, was as follows:

	Derivative	Derivative	Derivative Gain
	Liability as of	Liability as of	(Loss) Through
	June 30, 2006	June 30, 2007	June 30, 2007

Financing Lease Payable Derivative	$1,814,990	$--	$1,814,990

Senior Secured Convertible Notes Payable:
Compound Embedded Derivatives	790,368	353,534	436,834
Additional Investment Rights	672,578	552,996	119,582
Purchase Agreement Warrants	706,024	775,120	(69,096)
Amendment 2 Warrants	--	721,320	(721,320)
Totals	$3,983,960	$2,402,970	1,580,990

Derivative Expense Related to:
Sale of property for debt disposition on lease liabilities			(638,537)
Senior Secured Convertible Notes Issuance			1,281,662
			$2,224,115

NOTE 5 – SENIOR SECURED CONVERTIBLE NOTES PAYABLE

On March 20, 2006, the Company completed a private placement of senior secured convertible notes, Additional Investment Rights and warrants to institutional investors for an aggregate purchase price of $2,500,000. The senior secured convertible notes had a term of 17 months and were to amortize over 12 months beginning on September 1, 2006. Interest on the principal amount outstanding accrues at a rate of 7% per annum. The Company may pay principal and accrued interest in cash or, at the Company’s option, in shares of its common stock. If the Company elects to pay principal and interest in shares of its common stock, the value of each share of common stock will be equal to ninety percent (90%) of the average of the ten (10) lowest daily volume weighted average prices of its common stock during the twenty (20) trading days immediately preceding the date of payment. The holder of each senior secured convertible note, at the holder’s option, may convert the note into the Company’s common stock at a conversion price of $1.58 per share. The Company also granted Additional Investment Rights to the investors, giving each the right for 12 months to purchase, under the same terms, an additional convertible note for 50% of the amount initially purchased. Warrants were also issued to the note holders, giving the right for a period of 5 years to purchase in the aggregate 791,141 shares of the Company’s common stock at a price of $1.58 per share. In connection with the transaction, the Company was required within 60 days of the closing to file a registration statement with the Securities and Exchange Commission and within 150 days to cause the registration statement to be declared effective.

As collateral security, the Company granted the investors a security interest in (a) $6,000,000 in gold contained in mineralized materials from the Ortiz Mine Grant over which the Company holds a lease on the mineral estate underlying 57,267.04 acres (90 square miles) of segregated surface estate located 30 miles by road northeast of Albuquerque, in Townships 12, 13 and 14 North, Ranges 7 and 8 East, N.M.P.M., Santa Fe County, New Mexico, which such gold is “as-extracted collateral” (as such term is defined in the New York Uniform Commercial Code) and (b) all proceeds, products and accessions thereof and related thereto (including, without limitation, any proceeds of insurance thereon), and, to the extent related to such “as extracted collateral” or such proceeds, products and accessions thereof and related thereto.

On September 6, 2006, the Company amended the terms of the private placement of the senior secured convertible notes that were issued on March 21, 2006. The common stock warrants and Additional Investment Rights held by the investors were also amended. Under the terms of the amendment, the maturity of the senior secured convertible notes was deferred from August 31, 2007, to January 1, 2008. The senior secured convertible notes amortize over 12 equal monthly installments and the date of the first installment was extended from September 1, 2006, to February 1, 2007. Interest on the principal amount outstanding remains at the rate of 7% per annum and begins to accrue from February 1, 2007. Interest is payable on the last day of each calendar quarter, beginning on March 31, 2007. The price at which the holder of each senior secured convertible note may convert the principal and accrued interest amount outstanding under each note into shares of the Company’s common stock was reduced from $1.58 to $1.00 per share. The Company may pay principal and accrued interest in cash or, at the Company’s option, in shares of its common stock under the same terms and conditions as provided for in the March 20, 2006, agreement. In connection with the amendment, the investors agreed to purchase in the aggregate an additional $1,000,000 of notes under the amended terms, bringing the total outstanding principal, including interest and liquidated damages, due under the notes to $3,781,662. The amendment provided for a revised filing date by which the Company must file a registration statement with the Securities and Exchange Commission, to within 60 days after the date of the amendment, and a revised date by which the company must cause the registration to be declared effective, to within 150 days after the date of the amendment.

In connection with the amendment and additional purchase of notes, the Company issued additional common stock warrants, increasing the number of warrants held by the investors to 1,890,300, extended the expiration date of the warrants to September 6, 2011, and reduced the exercise price of the warrants from $1.58 to $1.00.

The Company also granted to the investors Additional Investment Rights, increasing the Additional Investment Rights held by the investors, so that they may purchase up to a total of $1,890,830 of senior secured convertible notes, under the same terms and conditions as the amended notes. The Additional Investment Rights are exercisable for a period of 12 months following the date of a registration statement. Upon exercise of the Additional Investment Rights, the holders will also receive 945,416 warrants to purchase common stock. The conversion price of the notes and the exercise price of the warrants issuable on exercise of the Additional Investment Rights was reduced from $1.58 to $1.00.

The Company used the Black-Scholes option model to determine the fair value of the additional warrants and Additional Investment Rights, the fair value of the embedded conversion option related to the increased principal amount of the senior secured convertible notes and the cost of reducing the conversion price of the existing senior secured convertible notes, warrants and Additional Investment Rights from $1.58 to $1.00. The aggregate fair values exceeded the additional proceeds received, and the difference of $2,400,000 was recognized as a charge to loss on derivative liabilities in the period ended September 30, 2006. Because the senior secured convertible notes had no net initial carrying value and the modifications made to the notes resulted in no additional carrying value (because the fair value of the additional derivative instruments exceeded the proceeds received), the Company re-computed, as of the date of the amendment, the effective interest rate on the senior secured convertible notes to accrete the earning value of the notes to their redemption dates, based on the revised repayment schedule and amounts.

On February 23, 2007, the Company agreed with the institutional investors to amend the terms of the private placement of senior secured convertible notes, Additional Investment Rights and warrants issued March 20, 2006 and September 6, 2006. Under terms of the amendment, the date by which the Company must file a registration statement with the Securities and Exchange Commission was extended from November 5, 2006, until April 30, 2007, and the date by which such registration statement must be declared effective, was extended from February 4, 2007, until July 31, 2007. The registration became effective on July 20, 2007, within the terms and conditions of the amendment. The investors agreed to forgo all liquidated damages and penalties related to the previous deadlines. The Company agreed to seek stockholder approval for an increase in the Company’s authorized capital, from the current authorized limit of 100 million shares, to 200 million shares, and, if necessary, to file additional registration statements. In connection with the amendment, the Company issued 1,750,000 warrants, giving note holders the right to purchase common stock at a price of $1.25 per share for a period of five years. The amendment also provided for the Company to pay the February 1, 2007, and March 1, 2007, monthly installments in common stock without being subject to Equity Conditions of the Note Agreements, at a reduced conversion price of $0.80 per share rather than the Agreement price of $1.00 per share.

During the period March 10, 2007, to June 30, 2007, the Company paid principal installments aggregating $1,890,836 with the issuance of 2,048,408 shares of its common stock, and paid interest aggregating $531,765 with the issuance of 520,166 shares of its common stock. The Company recognized additional interest expense of $157,570 on the conversions due to the discount on the February 1 and March 1, 2007 conversion shares.

The components of the senior secured convertible notes payable are as follows as of June 30, 2007:

Senior secured convertible notes payable	$1,890,831
Less: unamortized discount	(988,822)

Net senior secured convertible notes payable	$902,009

As of June 30, 2007, accrued interest payable on the senior secured convertible notes aggregated $28,777.

NOTE 6 – SALE OF REAL PROPERTY AND SETTLEMENT OF FINANCING LEASE LIABILITY

On November 3, 2006, the Company concluded a Real Property Purchase Agreement with Muzz Investments, LLC (“Muzz”) for the sale of the Company's 60% ownership interests in real estate and buildings at its Glendale, Arizona location. The sale included approximately five acres of land, a 5,000 sq. ft. office building and an 18,000 sq. ft. mill building. Under the Agreement, the Company retained ownership of its mica processing equipment installed in the mill building. The equipment was removed and transported to a storage site for future use. The equipment is included in idle equipment in the accompanying financial statements. As part of the transaction, the Company also agreed to provide for the exercise of 2,550,000 warrants granted to Muzz in 2002 and to issue 2,550,000 unregistered shares of its common stock to Muzz. In consideration for the Company’s entry into the Real Property Purchase Agreement and the issue of the unregistered stock in settlement of the Muzz warrants, Muzz agreed to terminate the 2002 financing lease agreement and to cancel all of the outstanding financial obligations under the lease.

The Muzz transaction eliminated liabilities aggregating approximately $5,575,000, consisting of debt obligations related to the lease aggregating approximately $4,936,500 and a derivative financial liability associated with the Muzz warrants of approximately $638,500 that was reclassified to equity; removed a net book value of property and equipment of approximately $533,000 and deferred lease costs of $86,100; and, in connection with the exercise of the 2,550,000 Muzz warrants, resulted in an equity entry of $1,275,000.The Company recognized a gain on the transaction of $2,870,369, net of costs of approximately $171,911 associated with the transaction.

NOTE 7 - NOTES PAYABLE, RELATED PARTY

In March 2001, the Company received an unsecured loan of $800,000 from a director, due March 15, 2004, as amended and secured by an interest in all of the Company’s accounts receivable, inventory, equipment and real property. On March 15, 2006, the director agreed to extend the delinquent note for a period of 18 months, until September 15, 2007, with an annual interest rate of 12%. On March 15, 2006, the Company issued 300,000 shares of restricted common stock for the exercise of warrants at $0.70 per share to the director in exchange for payment of accrued interest owed on the note payable amounting to $160,000 at the time of the exercise and a reduction of principal on the note payable of $50,000.

On November 15, 2006, this director exercised options to purchase 2,000,000 shares of common stock at $0.10 per share, in exchange for payment of accrued interest owed of $60,000 and reduction of principal on the note payable of $150,000 to the director, aggregating $210,000. In addition, the director agreed to contribute to capital the remaining unpaid principal on the note of $600,000.

In connection with the director’s contribution of capital described above, the Company granted the director a 25% net proceeds royalty interest in 67 unpatented mining claims located in Yavapai County, toward an end settlement of $600,000.

NOTE 8 - LINE OF CREDIT

In January 2003, the Company obtained an Equity Line of Credit (“ELOC”). The ELOC accrued interest at 24% per year and was due March 17, 2003. In April 2007, the Company settled the amount owed. As of the date of settlement, a balance of $73,145 plus accrued interest of $70,881 was owed and the Company recognized a relief of debt on the settlement aggregating $69,026.

In April 2007, the Company negotiated a non-interest bearing settlement of $75,000 in connection with liabilities related to the ELOC, payable in an initial installment of $35,000 and monthly payments of $2,200 commencing in May 2007 until paid in full. The unpaid balance at June 30, 2007 was $35,600.

NOTE 9 - CONTINGENCIES AND COMMITMENTS

Royalty Agreement

The Company, in connection with a director’s contribution of capital in November 2006, granted the director a 25% net proceeds royalty interest in 67 unpatented mining claims located in Yavapai County, Arizona, toward an end settlement of $600,000.

Office Lease

Effective March 1, 2007, the Company entered into a lease for office space in Albuquerque, New Mexico, for a period of three years. The lease provides for the following minimum rental payments:

Fiscal year ending: June 30, 2008	$32,520
June 30, 2009	33,492
June 30, 2010	22,770
Total	$88,782

Eagle River International Ltd. Litigation

In January 1999, the trustee in bankruptcy proceedings against Eagle River International Limited, the Company’s former partner in the WAG - Mali joint venture, served a petition upon the Company in the Quebec Superior Court, District of Hull, in order to recuperate from the Company certain subsidiary stock and other assets alleged to have a value of up to $4,300,000.

In July 2007, the Company agreed to a proposal from the plaintiffs to settle the claim, with a mutual release from all claims related to the Trustee’s Petition. Completion of settlement documentation is pending. The Company paid $7,500 in connection with settlement costs.

Montgomery Equity Partners, Ltd. Litigation

On June 27, 2006, Montgomery Equity Partners, Ltd. (“Montgomery”) filed an action against the Company in the Superior Court of New Jersey, alleging it is the assignee of a promissory note executed in January 2003 by the Company in favor of Cornell Capital Partners, LP (“Cornell Capital”) and seeking a judgment for unpaid principal of $73,145 on the ELOC, unpaid interest of $57,522 and award of attorneys’ fees and expenses pursuant to the terms of the note. On September 29, 2006, the Company filed an answer and counterclaim against Montgomery, Cornell Capital and their affiliate, Yorkville Advisors, LLC, denying liability and asserting claims for fraudulent inducement and breach of good faith and fair dealing. The Company’s claims arose out of a June 2002 transaction underlying the note, and sought a declaration that the note is invalid, unspecified damages and other relief.

In April 2007, the Company negotiated a non-interest bearing settlement of the liabilities with Montgomery Equity Partners, Ltd. for $75,000, payable with an initial installment of $35,000 and monthly payments of $2,200 commencing in May 2007 until paid in full. Prior to the settlement, the Company recorded the amounts due under the line of credit and accrued interest payable.

New Planet Copper Mining Company Litigation

On March 21, 2007, the Company commenced an action in the Superior Court of the State of Arizona against New Planet Copper Mining Company (“New Planet”), in connection with the Company’s lease on the Planet micaceous iron oxide property, seeking to confirm that the lease remains in good standing. This action against New Planet was in response to New Planet’s notice of purported termination of the lease, which followed the Company’s refusal to reimburse costs of insurance premiums that New Planet alleges it incurred over two years ago. The Company believes it is not obligated under the lease to reimburse such premiums and therefore that New Planet’s purported termination of the lease was improper. The Company’s action seeks both declaratory judgment that the lease is in full force and effect and can not be terminated by New Planet, and $50,000 in damages for New Planet’s breach of the lease. The Company intends to vigorously pursue its claims.

Employment Agreements

On October 7, 2003, the Company entered into employment and change of control agreements with its President and Chief Executive Officer. The employment agreement describes, among other things, the officer’s duties, compensation levels and benefits. The agreement provides for annual salary of $180,000 adjusted by the CPI. The term of the agreement is from October 16, 2003, through and including October 15, 2006, and then automatically extends through October 15, 2008, and thereafter on a yearly basis unless terminated on 90 days prior notice. The change of control agreement provides that if there is a change of control of the Company and the officer leaves the employment of the Company, for reason other than discharge for cause, death, or disability, within six months after such change of control, the officer shall receive a lump sum cash payment of 299% of the base amount as defined in IRC Section 280G (b) (3), subject to certain limitations of the Internal Revenue Code. In addition, the officer will continue to be covered by the Company’s medical, health, life and dental plans for 24 months after such cessation of employment. The officer was provided a per diem living and travel allowance of $4,015 per month while based at the Company’s headquarter location in Glendale, AZ, which per diem was discontinued upon the Company’s relocation to Albuquerque, NM.

On May 2, 2006, the Company entered into an employment agreement with an attorney who is the son of the Company’s President and Chief Executive Officer which provided for an initial salary of $5,000 per month and a monthly per diem of $1,000. In connection with full-time employment, the Company granted 50,000 options under its stock option plan at an exercise price of $1.24 per share, the closing price on May 2, 2006. Beginning in January 2007, the salary was increased to $5,250 per month, and in April 2007, the monthly per diem was terminated after the relocation of the Company to Albuquerque, New Mexico.

Property Identification Agreement

On October 6, 2003, the Company entered into a confidential property identification agreement with its current President and Chief Executive Officer, prior to his becoming an officer and director of the Company. Under terms of the agreement, the current officer, on the basis of his prior knowledge, provided a list of 24 specific mineral properties with potential for exploration and development that might represent attractive acquisition opportunities for the Company. The Company agreed to pay compensation to the current officer in the form of a royalty of 1.0% of the value of future production, if any, derived from identified properties that the Company acquires. In the event an identified property is acquired and subsequently sold, the Company agreed to pay the current officer an amount equal to 10.0% of the value of the sale. The Ortiz gold property that was acquired in August 2004 and the Summit silver- gold project are two of the 24 properties identified and are subject to the property identification agreement.

New Planet Project

On August 12, 2003, the Company assigned, for the sum of $5,000, its right, title and interest in and to its lease with New Planet Copper Mining Company to Metallica Ventures, LLC, a corporation controlled by the Company’s President and Chief Executive Officer. The Company retained an option to purchase 25% of the New Planet lease for an amount equal to 25% of the expenditures on the property from the date of assignment through the date of the exercise of the option. On September 22, 2005, Metallica Ventures LLC reassigned to the Company, for consideration of $10,000 and the issue of 2,000,000 shares of the Company’s common stock to its President, its right, title and interest in and to the lease with New Planet Copper Mining Company. The Company is obligated to a $1,500 monthly rental payment on the property.

Ortiz Gold Project

On August 1, 2004, the Company entered into an option and lease agreement with Ortiz Mines, Inc., a New Mexico corporation, whereby the Company acquired exclusive rights for exploration, development and mining of gold and other minerals on 57,267 acres (approximately 90 square miles) of the Ortiz Mine Grant in Santa Fe County, New Mexico. The Company paid an initial sum of $20,000 for a six-month option, and on February 1, 2005, paid the additional sum of $30,000 in order to exercise the option and enter into the lease and also to satisfy the obligation of the first year’s lease payment. On February 1, 2006, the Company paid $71,184 for the second year’s lease payment (through January 31, 2007). On February 1, 2007, the Company paid the amount due of $100,218 through January 31, 2008. The lease provides for an initial term of seven years (12 years in certain circumstances), continuing year-to-year thereafter for so long as the Company is producing gold or other leased minerals in commercial quantities and otherwise is performing its obligations under the lease. Among other terms, the lease provides for annual lease payments that escalate per acre of ground the Company retains under lease; a sliding-scale production royalty varying from 3% to 5% depending on the price of gold; the requirement that the Company comply with governmental permitting and other regulations; and other terms common in mining leases of this type. The Ortiz gold project is subject to the property identification agreement between the Company and its President and Chief Executive Officer.

The minimum and maximum future payments due on this lease are as follows for the next five years and thereafter:

Payment Due	Minimum Due	Maximum
Date	($)	Due ($)
Feb 1, 2008	81,801	171,801
Feb 1, 2009	42,934	200,434
Feb 1, 2010	30,000	171,801
Feb 1, 2011 forward	30,000	171,801

Summit Silver-Gold Project

The Summit project is subject to two underlying royalties and a net proceeds interest as follows: (1) a 7.5% royalty on net smelter returns toward an end price of $1,250,000; (2) a 5% royalty on net smelter returns toward an end price of $4,000,000 less any amount paid under the royalty described in (1); and (3) a net proceeds interest of 5% of net proceeds from sales of unbeneficiated mineralized rock until such time as the royalties described in (1) and (2) have been satisfied, and 10% of such net proceeds thereafter toward an end price of $2,400,000. The Company is obligated to pay quarterly minimum royalty payments aggregating $1,808 under the aforementioned (1) underlying royalty agreement.

Title to Mineral Properties

Although the Company has taken steps, consistent with industry standards, to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

NOTE 10 - STOCKHOLDERS’ (DEFICIT)

Issuances of Common Stock

During the fiscal year ended June 30, 2006, the Company sold 6,005,578 common shares for aggregate cash proceeds of $1,033,241.

During the fiscal year ended June 30, 2006, the Company issued 2,295,000 shares of common stock for investor relations and financial consulting services rendered at an aggregate value of $1,207,550, based on the fair market value on the transaction dates. This amount has been recorded as general and administrative stock compensation expense.

On November 15, 2004, the Company agreed with iCapital to settle the approximately $150,000 owed, by the issue of up to 500,000 shares of its common stock to be held by the Company and released to iCapital in six $25,000 increments over a period of six months beginning December 1, 2005, the number of shares to be released monthly to be calculated on the basis of the average market price of the Company’s stock for the week prior to the shares being released. A total of 153,012 shares were issued during the period December 1, 2005, and May 1, 2006, in full satisfaction of the Agreement.

On September 22, 2005, the Company issued 750,000 shares each to the President and to a director, for a total of 1,500,000 shares of common stock with an aggregate value of $450,000, based on the fair market value on the transaction date. The shares were issued to reduce accrued wages and accrued interest payable of $100,000 each for a total of $200,000 and the balance of $250,000 was recorded as general and administrative stock compensation expense.

On September 22, 2005, the Company issued 2,000,000 shares of common stock at a market value of $600,000 on the date of the transaction, to its President, for the rights, title and interest in and to the lease with New Planet Copper Mining Company. The Board of Directors believes the fair value of the lease is equal to the purchase price. However, there are no established reserves and the Company cannot predict the economic viability of the project nor reasonably estimate its future cash flows. Therefore, the value assigned to the transaction has been recorded as general and administrative stock compensation expense.

On November 28, 2005, a consultant was awarded 50,000 shares of the Company’s common stock with a fair market value of $25,000 on the date of the transaction. The consultant is the son of the Company’s President and Chief Executive Officer who subsequently became an employee in May 2006.

On December 21, 2005, the Company issued 500,000 shares of common stock at a market value of $420,000 on the date of the transaction for payment of notes payable and related accrued interest to a shareholder, which aggregated $539,667. The Company recognized a gain of $119,667 on the conversion of debt to equity.

On March 15, 2006, a director exercised warrants to purchase 300,000 shares of common stock at $0.70 per share in exchange for a reduction of accrued interest and principal on the note payable to the director, aggregating $210,000.

On November 3, 2006, as part of Real Property Purchase Agreement (“the Agreement”) with Muzz, the Company agreed to the exercise of 2,550,000 warrants granted to Muzz in 2002 and to issue 2,550,000 unregistered shares of its common stock to Muzz at the warrant exercise price of $0.50 per share for a total value of $1,275,000. As part of the Agreement, Muzz agreed to terminate the 2002 financing lease agreement and to cancel all of the outstanding financial obligations under the lease.

On November 15, 2006, a director exercised options to purchase 1,000,000 shares of common stock at $0.10 per share and 1,000,000 shares of common stock at $0.11 per share, in exchange for payment of accrued interest owed and reduction of principal on the note payable to the director, aggregating $210,000. In addition, the director agreed to contribute to capital the remaining unpaid principal on the note of $600,000.

During the period March 10, 2007, to June 30, 2007, the Company paid on the senior secured convertible notes, principal installments aggregating $1,890,836 with the issuance of 2,048,408 shares of the Company’s common stock, and interest payments aggregating $531,765 with the issuance of 520,166 shares of the Company’s common stock.

Warrants

In connection with the private placement of the senior secured convertible notes, the Company issued warrants for 75,001 shares of common stock as part of the financial advisory fee associated with the transaction. The warrants have an exercise price of $1.58 and a term of three years. The warrants were valued at $67,266 using the Black-Scholes option pricing model using a volatility of 111.95%, risk free interest rate of 4.62% and an expected life of 3.0 years. At June 30, 2007, $17,692 of this amount was classified as deferred compensation, and $37,704 and $11,870 has been recorded as general and administrative stock compensation expense at June 30, 2007 and 2006, respectively.

On March 15, 2006, a director exercised warrants to purchase 300,000 shares of common stock at $0.70 per share in exchange for a reduction of accrued interest and principal on the note payable to the director, aggregating $210,000.

On March 20, 2006, the Company issued 791,141 five year warrants at an exercise price of $1.58 under the terms of the private placement of senior secured convertible notes to the note holders. The warrants issued to the note holders were valued as financial derivates as described in NOTE 4.

On September 6, 2006, the Company amended the terms of the March 21, 2006 private placement of senior secured convertible notes and in connection with the amendment, the Company issued 1,099,159 additional common stock warrants, extended the expiration date of the warrants to September 6, 2011, and reduced the exercise price from $1.58 to $1.00.

On November 3, 2006, as part of Real Property Purchase Agreement (“the Agreement”) with Muzz, the Company agreed to the exercise of 2,550,000 warrants granted to Muzz in 2002 and to issue 2,550,000 unregistered shares of its common stock to Muzz at the warrant exercise price of $0.50 per share for a total value of $1,275,000. As part of the Agreement, Muzz agreed to terminate the 2002 financing lease agreement and to cancel all of the outstanding financial obligations under the lease.

On February 23, 2007, the Company issued 1,750,000 warrants in connection with an amendment to the senior secured convertible notes, giving note holders the right to purchase common stock at a price of $1.25 per share for a period of five years.

Stock Options

The Company had a stock option plan (the Plan) dated July 24, 1989, as amended, which expired April 30, 2007, for the granting of options to purchase its common stock. The board of directors could grant options to key personnel and others as it deemed appropriate provided the number of options granted under the Plan did not exceed 5,950,424. There were no vesting requirements under the Plan. The options are exercisable over a maximum term of five years. On July 24, 2007, the shareholders approved the 2007 Equity Incentive Plan.

In addition to options under the Plan, the Company also has issued options outside of the Plan, and these options are exercisable over various terms up to a maximum of ten years.

On October 7, 2003, the Company granted five (5) year options to a director to purchase an aggregate of 1,500,000 shares of common stock at $0.11 per share, the market price of the stock on the date of the grant. On the grant date, 750,000 of the options vested and 250,000 of the remaining options vested every six months from the date of grant. The options were valued at $105,000 using the Black-Scholes option pricing model and were amortized to expense over the term of the vesting. The options were valued using a volatility of 102.64%, risk free interest rate of 3.00% and an expected life of 3.5 years. On the same date, the Company granted ten (10) year options to the President, CEO, and director to purchase 4,000,000 shares of common stock at $0.11 per share, the market price of the stock on the date of the grant. On the grant date, 1,000,000 of the options vested and 1,000,000 of the remaining options vested every six months from the date of grant. Using the Black-Scholes option pricing model with a volatility of 102.64%, risk free interest rate of 3.00% and an expected life of 5.0 years, the options were valued at $280,000 and were amortized to expense over the term of the vesting.

On April 8, 2004, the Company granted five (5) year options to a director and to the President, CEO and director, to purchase an aggregate of 3,000,000 shares of common stock at $0.10 per share, the market price of the stock on the date of the grant. The options vested on the date of grant. The options were valued at $210,000 using the Black-Scholes option pricing model and were expensed in the period granted. The options were valued using a volatility of 107.33%, risk free interest rate of 2.50% and an expected life of 3.0 years.

On July 22, 2004, the Company granted at total of 3,000,000 stock options at an exercise price of $0.10 per share, the market price of the stock on the date of grant, to the chairman of the board of directors and to the President and CEO of the Company. The options have a term of five years and vested on the date of grant. The fair value of the option grants were estimated at $210,000 as of the date of grant utilizing the Black-Scholes option pricing model with the following average assumptions: expected life of options of 3 years, volatility of 106%, risk-free interest rate of 2.5%, and 0% dividend yield. The options were expensed in the period granted.

On May 2, 2006, the Company granted a five (5) year option to purchase 50,000 shares of common stock to an employee, who is the son of the Company’s President and Chief Executive Officer, in connection with an employment agreement. The option exercise price is $1.24 per share, the closing price on the date of grant and the options vested on the date of grant. The options were valued at $50,971 using the Black-Scholes option pricing model and are reflected in the pro forma table below in the period granted. The options were valued using a volatility of 114.027%, a risk free interest rate of 5.1%, an expected life of 5.0 years and zero quarterly dividends.

On April 25, 2007, the Company granted a five (5) year option to purchase 50,000 shares of common stock to an employee, who is the son of the Company’s President and Chief Executive Officer. The option exercise price is $0.74 per share, the closing price on the date of grant and the options vested on the date of grant. The options were valued at $30,505 using the Black-Scholes option pricing model and are expensed in the period granted. The options were valued using a volatility of 115.475%, a risk free interest rate of 4.51%, an expected life of 5.0 years and zero quarterly dividends.

On November 15, 2006, a director exercised options to purchase 2,000,000 shares of common stock at $0.10 per share, in exchange for payment of accrued interest owed of $60,000 and reduction of principal on the note payable of $150,000 to the director, aggregating $210,000. In addition, the director agreed to contribute to capital the remaining unpaid principal on the note of $600,000.

Stock option and warrant activity, both within the Plan and outside of the Plan, for the years ended June 30, 2007 and 2006 are as follows:

	Stock Options		Stock Warrants
		Weighted		Weighted
		Average		Exercise
	Shares	Price	Shares	Price

Outstanding at June 30, 2005	11,500,000	$0.10	2,900,000	$0.56
Granted	50,000	$1.24	866,142	$1.58
Canceled	---	---	---	---
Expired	---	---	---	---
Exercised	---	---	(300,000)	$0.70
Outstanding at June 30, 2006	11,550,000	$0.11	3,466,142	$0.80
Granted	50,000	$0.74	2,849,159	$1.15
Canceled	---	---	---	---
Expired	---	---	(50,000)	$2.50
Exercised	(2,000,000)	$0.105	(2,550,000)	$0.50
Outstanding at June 30, 2007	9,600,000	$0.11	3,715,301	$1.12

Stock options and warrants outstanding and exercisable at June 30, 2007, are as follows:

Outstanding and Exercisable Options				Outstanding and Exercisable Warrants
		Weighted				Weighted
		Average				Average
		Remaining	Weighted			Remaining	Weighted
Exercise		Contractual	Average	Exercise		Contractual	Average
Price		Life	Exercise	Price		Life	Exercise
Range	Number	(In Years)	Price	Range	Number	(In Years)	Price
$0.10	5,000,000	1.96	$0.10	$1.00	1,965,301	4.12	$1.00
$0.11	4,500,000	5.73	$0.11	$1.25	1,750,000	4.65	$1.25
$1.24	50,000	3.84	$1.24		3,715,301		$1.12
$0.74	50,000	4.83	$0.74
	9,600,000		$0.11

Stock-Based Compensation

The following table illustrates the pro forma effect on net (loss) and net (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 148, “Accounting For Stock-Based Compensation - Transition & Disclosure, An Amendment to FASB Statement No. 123,” to stock-based employee compensation for the year ended June 30, 2006. Beginning with the Company’s quarterly period that began on July 1, 2006, the Company adopted the provisions of SFAS No. 123R and is required to expense the fair value of employee stock options and similar awards in the financial statements.

Year Ended June 30,
2006

Net (loss), as reported	$(5,383,368)
Deduct – stock-based compensation expense determined
under the fair value method, net of tax effect	(50,971)
Pro forma net (loss)	$(5,434,339)

(Loss) per share:
Net (loss) per share, as reported	$(0.09)

Net (loss) per share, pro forma	$(0.09)

NOTE 11 - INCOME TAXES

The income tax benefit differs from the amount computed by applying the U.S. federal income tax rate of 34% to net (loss) before taxes for the fiscal years ended June 30:

		2007		2006
Tax (expense) benefit at the federal		$(117,633)		$1,830,345
statutory rate
State tax(expense) benefit		(24,108)		375,113
Expiration of state operating losses		(435,956)		(296,364)
Decrease (increase) in valuation allowance		577,697		(1,909,094)
Income tax expense	$	---	$	---

The components of the deferred tax asset and deferred tax liability at June 30, 2007 are as follows:

Deferred Tax Asset
Federal net operating loss carry forwards		$12,631,859
State net operating loss carry forwards		1,548,016
Valuation allowance		(14,179,875)
Net deferred tax asset	$	---

At June 30, 2007, the Company had net operating loss carry forwards for Arizona income tax purposes of approximately $22.2 million (2006- $28.8 million). These losses expire in varying amounts through June 30, 2012.

At June 30, 2007, the Company had net operating loss carry forwards for federal income tax purposes of approximately $40.0 million (2006 - $40.3 million). These losses expire between June 30, 2019 and June 30, 2027.

NOTE 12 - RELIEF OF DEBT

During the year ended June 30, 2007, in addition to the settlement on the line of credit of $69,026 described in Note 8, the Company wrote off accounts payable and accrued compensation liabilities aggregating $513,961 that extended beyond the Statute of Limitations for collectability from approximately 1 to 3 years. During the year ended June 30, 2006, the Company settled accounts payable resulting in relief of debt of $60,603.

NOTE 13 – SUBSEQUENT EVENTS

On July 1, 2007, the Company signed a four month Financial Consulting Agreement (“the Agreement”) with an investor relations firm for a $30,000 fee for investors relation services and other compensation provisions relating to potential merger or acquisition transactions. The Agreement provides services in various areas of public relations, shareholder communications and marketing activities.

Pursuant to the terms and conditions of the senior secured convertible notes, the Company filed a SB-2 Registration Statement with the Securities and Exchange Commission (“SEC”) on March 26, 2007. The Registration Statement became effective on July 20, 2007.

At the Annual Meeting held on July 24, 2007, the Company’s stockholders approved proposals to amendment its Certificate of Incorporation, as amended, to change its name, formerly Azco Mining Inc., to “Santa Fe Gold Corporation”, and to increase its authorized common stock from 100,000,000 to 200,000,000 shares. Stockholders also approved the election of three directors, approved the 2007 Equity Incentive Plan, and ratified the appointment of the Company’s independent auditors for the fiscal year ended June 30, 2007.

The Company’s 2007 Equity Incentive Plan ("2007 EIP") became effective on July 25, 2007, and will terminate on July 24, 2017. A maximum of 8,000,000 shares of common stock are reserved for the grant of non-qualified stock options, incentive stock options, restricted stock awards and other stock awards under the 2007 EIP. The 2007 EIP replaces the 1989 Stock Option Plan, which terminated on April 30, 2007. The full text of the 2007 EIP is included in the definitive proxy statement DEF14A filed with the SEC on May 23, 2007. As of October 8, 2007, one executive officer, two non-employee board members and approximately five other employees and consultants are eligible to receive grants under the 2007 EIP.

On July 25, 2007, the Company granted to a director options to purchase 100,000 shares of common stock at a price of $0.46 per share, the closing price of the stock on the date of grant. The options have a five year exercise period and vest twelve months from the date of grant. The options were valued at $37,849 using the Black-Scholes option pricing model and this amount will be expensed in the quarters over the vesting period. The options were valued using a volatility of 114.662%, a risk free interest rate of 4.8%, an expected life of 5.0 years and zero quarterly dividends.

Subsequent to June 30, 2007, the Company paid principal installments due on the senior secured convertible notes aggregating $945,420, with the issuance of 945,420 shares of the Company’s common stock. The Company issued an additional 2,599,550 shares of the Company’s common stock at an aggregate value of $922,582 to true-up the stock issued for the July through October 2007 principal payments. In July 2007, the Company issued an additional 61,727 shares of the Company’s common stock at an aggregate market value of $28,777 to true-up stock issued in June 2007 for the accrued interest payment due June 30, 2007. The Company issued 84,527 shares of the Company’s common stock as interest expense on the senior secured convertible notes aggregating $25,806 for the interest due as of September 30, 2007. The aggregate value of the true-up shares issued and shares issued for interest aggregate $948,388, and this amount will be charged to interest expense in the quarter ended September 30, 2007.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.		14,642,930 Shares SANTA FE GOLD CORPORATION Common Stock
		________________
Until _______________, 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
		PROSPECTUS
		________________

________________________		October __, 2007
TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	7
Use of Proceeds	14
Capitalization	15
Business and Properties	16
Management's Discussion and Analysis
or Plan of Operation	32
United States Mining Laws	41
Glossary	45
Market for Common Equity and Related
Stockholder Information	47
Management	49
Executive Compensation	50
Certain Relationships and Related Transactions . 58
Security Ownership of Certain
Beneficial Owners and Management	59
Selling Stockholders	60
Plan of Distribution	61
Description of Securities	63
Shares eligible for Future Sale	66
Where You Can Find More Information	67
Legal Matters	67
Experts	67
Financial Statements	F-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Included in the prospectus.

Item 25. Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the issuance and distribution of the securities being registered except selling discounts and commissions of the selling shareholders. The following table sets forth expenses and costs related to this offering (other than underwriting discounts and commissions) expected to be incurred with the issuance and distribution of the securities described in this registration statement. All amounts are estimates except for the Securities and Exchange Commission's registration fee:

SEC registration fee	$473
Legal fees	20,000
Accounting fees	10,000
Blue Sky filing fees and expenses	2,500
Printing and engraving expenses	1,000
Transfer Agent fees and expenses	1,000
Miscellaneous	5,000
Total	$39,973

Item 26. Recent Sales of Unregistered Securities.

Recent Sales of Securities

During our preceding four fiscal years and through October 15, 2007, we have issued an aggregate of 31,973,055 shares of our common stock without registering those securities under the Securities Act of 1933, as amended. The issuances consisted of 11,495,578 shares sold for cash; 3,381,465 shares issued for amortization payments of senior secured convertible notes; 2,850,000 shares issued for warrants exercised; 1,200,000 shares issued for settlement agreements; 5,643,000 shares issued for services; 5,403,012 shares issued for the conversion of accounts payable and accrued liabilities; and 2,000,000 shares issued for reacquisition of a mineral lease. In connection with the foregoing sales of shares, we relied on the exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933. Each subscriber was an "accredited investor" within the meaning of Rule 501. Further, we did not engage in any general solicitation or advertising in connection with the offer or sale and exercised reasonable care in connection with the offering to ensure that the purchasers were not underwriters, including the placement of legends restricting transfer on certificates representing the securities. Certificates representing the securities were issued with legends restricting transfer unless and until the shares were registered or the holder demonstrated the availability of an exemption from the registration requirements.

During our fiscal year ended June 30, 2006, we sold 6,005,578 shares of unregistered common stock to accredited investors at prices ranging from $0.10 to $0.70 per share for total cash proceeds of $1,033,241.

During the fiscal year ended June 30, 2005, we sold 2,560,000 shares of unregistered common stock to accredited investors at $0.10 per share for total cash proceeds of $256,000.

During the fiscal year ended June 30, 2004, we sold 2,930,000 shares of unregistered common stock to accredited investors at prices ranging from $0.10 to $0.15 per share for total cash proceeds of $367,000.

With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the “1933 Act”), and Regulation D

promulgated under the 1933 Act. In each instance, the purchaser had access to sufficient information regarding Azco so as to make an informed investment decision. More specifically, we had a reasonable basis to believe that each purchaser was an “accredited investor” as defined in Regulation D of the 1933 Act and otherwise had the requisite sophistication to make an investment in our securities.

Other Securities Transactions

In August, September and October, 2007, pursuant to this Registration Statement, we issued an aggregate of 2,878,333 shares of registered common stock in connection with amortization and interest payments due under senior secured convertible notes for the months of August through October, 2007.

In March, April, May, June and July, 2007, we issued an aggregate of 3,381,465 shares of unregistered common stock in connection with amortization and interest payments due under senior secured convertible notes for the months of February through August, 2007.

On July 25, 2007, we granted 100,000 stock options at an exercise price of $0.46 per share, the market price of the stock on the date of the grant, to a director. The options vest twelve months after the date of grant, have a term of five years and expire on July 24, 2012.

On November 3, 2006, we issued 2,550,000 shares of unregistered common stock in connection with exercise of a warrant and termination of a financing lease agreement.

During the fiscal year ended June 30, 2006, we issued 2,295,000 shares of unregistered common stock for investor relations and financial consulting services.

During the fiscal year ended June 30, 2006, we issued 153,012 shares of unregistered common stock for payment of a settlement obligation.

On December 21, 2005, we issued 500,000 shares of unregistered common stock to a shareholder for payment of notes payable and related accrued interest.

On September 22, 2005, we issued 750,000 shares each to an officer and to a director, for a total of 1,500,000 shares of unregistered common stock to reduce accrued wages and accrued interest payable.

On September 22, 2005, we issued 2,000,000 shares of unregistered common stock to an officer in connection with reacquisition of a mineral lease.

On March 15, 2006, we issued 300,000 shares of unregistered common stock to a director in connection with exercise of warrants.

During our fiscal 2005, we issued 1,662,000 shares of unregistered common stock for services related to investor relations and market consulting and 3,250,000 shares of unregistered common stock for conversion of accounts payable and accrued liabilities.

During fiscal 2004, we issued 1,686,000 shares of unregistered common stock for services related to investor relations and market consulting and 1,200,000 shares of unregistered common stock for a settlement agreement.

On July 22, 2004, we granted five-year options to each of our directors to purchase an aggregate of 3,000,000 shares of unregistered common stock.

On April 19, 2004, we granted five (5) year options to a director and to the President, CEO and director, to purchase an aggregate of 3,000,000 shares of common stock under our Stock Option Plan.

On October 7, 2003, we granted five-year options to a director to purchase 1,000,000 shares of common stock under our Stock Option Plan and five-year options to purchase 500,000 shares of unregistered common stock, and on the same date, we granted ten-year options to the President, CEO, and director to purchase 4,000,000 shares of unregistered common stock.

Private Placement of Senior Secured Convertible Notes, Additional Investment Rights and Warrants

On March 21, 2006, we completed a private placement of senior secured convertible notes, additional investment rights and warrants to five institutional investors for an aggregate purchase price of $2,500,000. We received net proceeds of approximately $2,267,500 after deducting fees and expenses. The convertible notes had a term of 17 months and were to amortize over 12 months beginning on September 1, 2006. Interest on the principal amount outstanding was to accrue at a rate of 7% per annum. We may pay principal and accrued interest in cash or, at our option, in shares of our common stock. The holder of each convertible note, at the holder’s option, could convert the note into our common stock at a conversion price of $1.58 per share. We also granted additional investment rights to the investors, giving each the right for 12 months to purchase, under the same terms, an additional convertible note for 50% of the amount initially purchased. We also issued warrants to the note holders, giving the right for a period of 5 years to purchase in the aggregate 791,141 shares of our common stock at a price of $1.58 per share. Financial advisory fees included a fee equal to 8% of the gross proceeds, and 75,001 warrants exercisable at $1.58 per share. In connection with the transaction, we were required within 60 days of the closing to file a registration statement with the Securities and Exchange Commission and within 150 days to cause the registration statement to be declared effective.

On September 6, 2006, we agreed with the institutional investors to amend the terms of the March 21, 2006, private placement of senior secured convertible notes, warrants and additional investment rights. Under the amended terms, payment of the convertible notes was deferred and the maturity date changed from August 31, 2007 to January 1, 2008. The convertible notes amortize over 12 months in 12 equal monthly installments. The date of the first installment was extended from September 1, 2006 to February 1, 2007. The price at which the holder of each convertible note may convert the principal and accrued interest outstanding under each note into shares of our common stock was reduced from $1.58 to $1.00 per share. The exercise price of the warrants, including warrants issued under additional investment rights, was reduced from $1.58 to $1.00. In connection with the amendment, the institutional investors purchased in the aggregate an additional $1,000,000 of notes under the amended terms, bringing the total outstanding principal, including interest and liquidated damages, due under the notes to $3,781,662. In connection with the transaction, we issued 500,000 warrants, giving note holders the right to purchase common stock at a price of $1.00 per share for a period of five years. We also granted the investors the right to purchase an additional $500,000 of convertible notes, under the same terms and conditions, for a period of 12 months following the date of a registration statement. We agreed to file a registration statement with the Securities and Exchange Commission within 60 days of the date of the amendment and to cause the registration statement to be declared effective within 150 days of the date of the amendment.

On February 23, 2007, we agreed with the institutional investors to amend the terms of the private placement of senior secured convertible notes, additional investment rights and warrants issued March 21, 2006 and September 6, 2006. Under terms of the amendment, the date by which we are required to file a registration statement with the Securities and Exchange Commission was extended from November 5, 2006, until April 30, 2007 (filed March 26, 2007), and the date by which such registration statement was required to be declared effective was extended from February 4, 2007, until July 31, 2007 (declared effective on July 20, 2007). The investors agreed to forgo all liquidated damages and penalties related to the previous deadlines. We agreed to seek shareholder approval for an increase in our authorized capital, from the current authorized limit of 100 million shares, to 200 million shares (stockholder approval given July 24, 2007), and, if necessary, to file additional registration statements. In connection with the transaction, we issued 1,750,000 warrants, giving note holders the right to purchase common stock at a price of $1.25 per share for a period of five years.

Item 27. Exhibits.

The following exhibits are filed with, or incorporated by reference in, this registration statement:

Item No. Description

2. Exhibits

Exhibit No.	Description	Location

2.1	Agreement and Plan of Merger of Arizona Mica Properties, Inc. into Sanchez Mining, Inc., a wholly- owned subsidiary of Registrant, dated as of March 9, 1999	Incorporated by reference to Exhibit 1 to Registrant’s 8-K dated March 9, 1999, as filed with the SEC on March 24, 1999

3.1	Registrant’s Certificate of Incorporation dated August 8, 1991	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-4 (File No. 33-45162)

3.2	Articles of Amendment to the Certificate of Incorporation dated December 5, 1991	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-4 (File No. 33-45162)

3.3	Registrant’s Amended By-laws	Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-4 (File No. 33-45162)

4.1	Specimen stock certificate	Incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form 8-A as filed with the SEC on July 21, 1992

4.2	Rights Agreement dated July 19, 1995 between the Registrant and Montreal Trust Company of Canada	Incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 1995

5.1	Form of Opinion of The Jordaan Law Firm, PLLC, as to certain securities matters	Incorporated by reference to Exhibit 5.1 to the Registrant’s Registration Statement on Form SB-2 as filed with the SEC on March 26, 2007 (File No. 333-141558)

10.1	Agreements for Piedras Verdes property	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-4 (File No. 33-45162)

10.2	Purchase Agreement dated July 27, 1995 between the Registrant, Sanchez and Phelps Dodge	Incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 1995

10.3	Memorandum of Agreement dated June 7, 1996, by and among West Africa Gold & Exploration Ltd., Eagle River International Limited, Lion Mining Finance Limited and the Registrant	Incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996 as filed with the SEC on September 30, 1996

10.4	Stock Option Plan	Incorporated by reference to Exhibit A to Registrant’s DEF 14A as filed with the SEC on March 5, 1997

Exhibit No.	Description	Location

10.5	Memorandum of Agreement/Eagle River International Ltd.	Incorporated by reference to Exhibit 10.13 to Registrant’s Annual Report on Form 10- K for the year ended June 30, 1997, as filed with the SEC on September 30, 1997

10.6	Management Agreements dated February 1, 1998 between the Registrant, Alan Lindsay and Associates, Ltd. and ARH Management Ltd.	Incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 as filed with the SEC on September 30, 1998

10.7	Management Agreements dated August 15, 1994, by and between the Registrant and both of Alan P. Lindsay, Anthony R. Harvey; Management Agreement dated November 19, 1996, by and between the Registrant and Ryan A. Modesto	Incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 as filed with the SEC on September 30, 1998

10.8	Director’s Agreement dated August 15, 1994, by and between the Registrant and Paul A. Hodges	Incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 as filed with the SEC on September 30, 1998

10.9	Shareholders & Operator’s Agreement dated December 19, 1995, by and among PD Cobre Del Mayo, Inc., the Registrant and Cobre Del Mayo, SA de CV	Incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 as filed with the SEC on September 30, 1998

10.10	Right of First Refusal Agreement dated June 18, 1998 by and among the Registrant, Seville Mineral Developments SA de CV and Minera Cortez Resources Ltd.	Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 as filed with the SEC on September 30, 1998

10.11	Mineral Property Option Agreement dated July, 1998, by and between the Registrant and Minera Cortez Resources Ltd.	Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 as filed with the SEC on September 30, 1998

10.12	Shareholders’ Agreement by and among Registrant, Sanou Mining Corporation, West African Gold & Exploration, S.A. and Randgold Resources Ltd.	Incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999 as filed with the SEC on September 29, 1999

10.13	Mineral Property Option Agreement dated May 20, 1999, by and between the Registrant and Minera Cortez Resources Ltd.	Incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999 as filed with the SEC on September 29, 1999

Exhibit No.	Description	Location

10.14	Agreement in Principal dated August 9, 1999 between the Registrant, Thomas Ford and Calgem, Inc.	Incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999 as filed with the SEC on September 29, 1999

10.15	Non-Revolving Credit Line Agreement dated March 14, 2001, by and between the Registrant and Lawrence G. Olson	Incorporated by reference to Exhibit 10.16 to Registrant’s 10-K as filed with the SEC on October 15, 2001

10.16	Settlement Agreement and Release by and among the Registrant, Anthony Harvey, ARH Management, Ltd., Alan Lindsay and Alan Lindsay and Associates, Ltd.	Incorporated by reference to Exhibit 99 to the Registrant’s 8-K as filed with the SEC on July 25, 2002

10.17	$5,000,000 Equity Line of Credit Agreement, by and between the Registrant and Cornell Capital Partners, LP dated June 19, 2002	Incorporated by reference to Exhibit 10.17 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.18	Registration Rights Agreement by and between the Registrant and Cornell Capital Partners, LP dated June 19, 2000	Incorporated by reference to Exhibit 10.18 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.19	Escrow Agreement by and among the Registrant, Cornell Capital Partners, LP, Wachovia, NA and Butler Gonzales LLP, dated June 19, 2002.	Incorporated by reference to Exhibit 10.19 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.20	Placement Agent Agreement by and between the Registrant and Westrock Advisors, Inc. dated June 19, 2002.	Incorporated by reference to Exhibit 10.20 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.21	$150,000 Subscription Agreement between the Registrant and Floyd R. Bleak dated August 13, 2001	Incorporated by reference to Exhibit 10.21 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.22	300,000 share Stock Loan Agreement between the Registrant and Floyd R. Bleak dated October 11, 2001	Incorporated by reference to Exhibit 10.22 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.23	$200,000 Loan Agreement between the Registrant and Patty J. Ryan dated August 27, 2001	Incorporated by reference to Exhibit 10.23 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.24	$200,000 Loan agreement between the Registrant and Luis Barrenchea dated September 4, 2001	Incorporated by reference to Exhibit 10.24 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.25	Amendment to March 15, 2001 $800,000 Loan Agreement between the Registrant and Lawrence G. Olson dated October 12. 2001	Incorporated by reference to Exhibit 10.25 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.26	$100,000 Loan agreement between the Registrant and Luis Barrenchea dated October 19, 2001	Incorporated by reference to Exhibit 10.26 to Registrant’s 10-K as filed with the SEC on September 27, 2002

Exhibit No.	Description	Location

10.27	$100,000 Loan agreement between the Registrant and Luis Barrenchea dated December 4, 2001	Incorporated by reference to Exhibit 10.27 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.28	$3,000,000 Purchase Agreement between the Registrant and Muzz Investments, LLC dated January 17, 2002	Incorporated by reference to Exhibit 10.28 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.29	Lease Agreement between the Registrant and Muzz Investments, LLC dated January 17, 2002	Incorporated by reference to Exhibit 10.29 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.30	Amendment No. 2 to Loan Agreement dated March 15, 2001 for $800,000 between the Registrant and Lawrence G. Olson dated June 28, 2002	Incorporated by reference to Exhibit 10.30 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.31	Director’s Agreements dated April 26, 2002, by and between the Registrant and Stanley A. Ratzlaff and M. William Lightner	Incorporated by reference to Exhibit 10.31 to Registrant’s 10-K as filed with the SEC on September 27, 2002

10.32	Settlement Agreement dated July 9, 2002 by and between the Registrant and Anthony Harvey and Alan Lindsay	Incorporated by reference to Exhibit 1 to Registrant’s 8-K dated July 11, 2002, as filed with the SEC on July 25, 2002

10.34	Stock Purchase Agreement dated April 10, 2003 by and between the Registrant and Frontera Cobre del Mayo, Inc.	Incorporated by reference to Exhibit 1 to Registrant’s 8-K dated April 10, 2003, as filed with the SEC on April 25, 2003

10.35	Settlement Agreement dated June 22, 2003 by and between the Registrant and Anthony Harvey and Alan Lindsay	Incorporated by reference to Exhibit 10.35 to Registrant’s 10-K/A as filed with the SEC on May 18, 2005

10.36	Amendment to $200,000 Loan agreement between the Registrant and Luis Barrenchea dated September 4, 2002	Incorporated by reference to Exhibit 10.36 to Registrant’s 10-K/A as filed with the SEC on May 18, 2005

10.37	Amendment to $100,000 Loan agreement between the Registrant and Luis Barrenchea dated October 19, 2002	Incorporated by reference to Exhibit 10.37 to Registrant’s 10-K/A as filed with the SEC on May 18, 2005

10.38	Amendment to $100,000 Loan agreement between the Registrant and Luis Barrenchea dated December 3, 2003	Incorporated by reference to Exhibit 10.38 to Registrant’s 10-K/A as filed with the SEC on May 18, 2005

10.39	Employment Agreement between the Registrant and W. Pierce Carson dated October 7, 2003	Incorporated by reference to Exhibit 10.39 to Registrant’s 10-KSB as filed with the SEC on December 28, 2005

10.40	Change of Control Agreement between the Registrant and W. Pierce Carson dated October 7, 2003	Incorporated by reference to Exhibit 10.40 to Registrant’s 10-KSB as filed with the SEC on December 28, 2005

Exhibit No.	Description	Location

10.41	Property Identification Agreement between the Registrant and W. Pierce Carson dated October 6, 2003	Incorporated by reference to Exhibit 10.41 to Registrant’s 10-KSB as filed with the SEC on December 28, 2005

10.42	Assignment and Assumption of Planet Lease Agreement between the Registrant and Metallica Ventures LLC dated August 12, 2003	Incorporated by reference to Exhibit 10.42 to Registrant’s 10-KSB as filed with the SEC on December 28, 2005

10.43	Option Agreement between the Registrant and Metallica Ventures LLC dated August 12, 2003	Incorporated by reference to Exhibit 10.43 to Registrant’s 10-KSB as filed with the SEC on December 28, 2005

10.44	Assignment and Assumption of Planet Lease Agreement between the Registrant and Metallica Ventures LLC dated September 22, 2005	Incorporated by reference to Exhibit 10.44 to Registrant’s 10-KSB as filed with the SEC on December 28, 2005

10.45	Letter Agreement between the Registrant and Metallica Ventures LLC dated September 22, 2005	Incorporated by reference to Exhibit 10.45 to Registrant’s 10-KSB as filed with the SEC on December 28, 2005

10.46	Securities Purchase Agreement dated March 21, 2006 by and between the Registrant and Purchasers	Incorporated by reference to Exhibits 4.1- 4.5 and Exhibit 99.1 to Registrant’s 8-K dated March 21, 2006, as filed with the SEC on March 23, 2006

10.47	Share Sale Agreement dated May 4, 2006, by and between the Registrant and Imagin Minerals, Inc. and St. Cloud Mining Company	Incorporated by reference to Exhibit 10.1 and Exhibit 99.1 to Registrant’s 8-K dated May 4, 2006, as filed with the SEC on May 10, 2006

10.48	Amended Securities Purchase Agreement dated September 6, 2006 by and between the Registrant and Purchasers	Incorporated by reference to Exhibits 4.1- 4.4 and Exhibit 99.1 to Registrant’s 8-K dated September 6, 2006, as filed with the SEC on September 8, 2006, and amended on September 15, 2006

10.49	Real Property Purchase Agreement effective October 31, 2006, by and between Registrant and Muzz Investments, LLC	Incorporated by reference to Exhibits 10.1 and 10.2 and Exhibit 99.1 to Registrant’s 8- K dated November 3, 2006, as filed with the SEC on November 6, 2006

14.1	Code of Ethics for CEO and Senior Financial Officers adopted June 15, 2006	Incorporated by reference to Exhibit 14.1 to Registrant’s 10-KSB for the period ending June 30, 2006, dated February 14, 2007, as filed with the SEC on February 16, 2007

21.1	Subsidiaries of the Registrant	Incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form SB-2 as filed with the SEC on March 26, 2007, and amended on June 26, 2007.

23.1	Consent of Stark Winter Schenkein & Co., LLP	Provided herewith

Exhibit No.	Description	Location

23.2	Consent of The Jordaan Law Firm, PLLC	Included in Exhibit 5.1

(b) Reports on Form 8-K:

On September 8, 2006, the Company filed a Form 8-K relating to an amendment of the March 22, 2006 private placement of $2.5 million and to a private placement of an additional $1.0 million.

On November 6, 2006, the Company filed a Form 8-K relating to sale of real estate and buildings in Glendale, Arizona in connection with cancellation of a financing lease.

On February 16, 2007, the Company filed a Form 8-K/A to amend the Form 8-K filed on May 10, 2006. This amendment provides audited and pro forma financial statements of The Lordsburg Mining Company, which required information was not included in the Form 8-K filed on May 10, 2006.

On February 26, 2007, the Company filed a Form 8-K relating to an amendment of the March 22, 2006, and September 6, 2006, private placements of $2.5 million and $1.0 million respectively.

On May 9, 2007, the Company filed a Form 8-K relating to appointment of a new director to its board of directors.

On July 13, 2007, the Company filed a Form 8-K relating to non-reliance on previously issued interim financial statements for the fiscal quarters ended December 31, 2006, and March 31, 2007. The Company restated the financial statements in amended filings on June 21, 2007.

Item 28. Undertakings.

The undersigned registrant hereby undertakes that it will:

1.	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

	a.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

b.

To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

	c.	Include any additional or changed material information on the plan of distribution.

2.

For the purposes of determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	To file a post effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Albuquerque, State of New Mexico, on this 22nd day of October 2007.

SANTA FE GOLD CORPORATION
(Registrant)

By:	/s/ W. Pierce Carson
Name:	W. Pierce Carson
Title:	President,and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Santa Fe gold Corporation, do hereby constitute and appoint W. Pierce Carson our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for each of us and in our name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

SIGNATURE	TITLE	DATE

/s/ Lawrence G. Olson	Chairman of the Board	October 22, 2007
Lawrence G. Olson

/s/ W. Pierce Carson	President, Chief Executive Officer	October 22, 2007
W. Pierce Carson	(Principal Executive Officer) and Director

/s/ W. Pierce Carson	Chief Financial Officer	October 22, 2007
W. Pierce Carson	(Principal Financial Officer)

/s/ John E. Frost	Director	October 22, 2007
John E. Frost

EXHIBIT INDEX

     The following Exhibits are filed or incorporated by reference as part of this registration statement on Form SB-2.

Item No.	Description

5.1	Form of Opinion of The Jordaan Law Firm, PLLC (incorporated by reference)

21	Subsidiaries of the Company. (incorporated by reference)

*23.1	Consent of Stark Winter Schenkein & Co., LLP.

**23.2	The consent of The Jordaan Law Firm, PLLC .

24.	Power of Attorney (included on signature page).

*Filed herewith.
**Included in Exhibit 5.1
________________________________